SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228 Hangangno 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2010 to December 31, 2010)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

1.	Company
	A.	Name and contact information
	B.	Domestic credit rating
	C.	Capitalization
	D.	Voting rights
	E.	Dividends

2.	Business
	A.	Business overview
	B.	Industry
	C.	New businesses

3.	Major Products and Raw Materials
	A.	Major products in 2010
	B.	Average selling price trend of major products
	C.	Major raw materials

4.	Production and Equipment
	A.	Production capacity and calculation
	B.	Production performance and utilization ratio
	C.	Investment plan

5.	Sales
	A.	Sales performance
	B.	Sales route and sales method

6.	Market Risks and Risk Management
	A.	Market risks
	B.	Risk management

7.	Derivative Contracts
	A.	Currency risks
	B.	Interest rate risks

8.	Major Contracts

9.	Research & Development
	A.	Summary of R&D expenses
	B.	R&D achievements

10.	Customer Service

11.	Intellectual Property

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12.	Environmental Matters

13.	Financial Information
	A.	Financial highlights (Based on consolidated K-IFRS)
	B.	Financial highlights (Based on separate K-IFRS)
	C.	Consolidated subsidiaries
	D.	Status of equity investment

14.	Audit Information
	A.	Audit service
	B.	Non-audit service

15.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
	A.	Risk relating to forward-looking statements
	B.	Overview
	C.	Financial condition and results of operations

16.	Board of Directors
	A.	Independence of directors
	B.	Members of the board of directors
	C.	Committees of the board of directors

17.	Information Regarding Shares
	A.	Total number of shares
	B.	Shareholder list

18.	Directors and Employees
	A.	Directors
	B.	Employees

Attachment: 1. Financial Statements in accordance with K-IFRS

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1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at 65-228 Hangangno 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea, and our telephone number is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008

	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008

Corporate Debenture	June 2006	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	December 2006	A+
June 2007
September 2008
	July 2009	AA-
	October 2009	AA-
February 2010
May 2010
December 2010

	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
	January 2007	A+
June 2007
September 2008
July 2009
December 2009
	February 2010	AA-
May 2010
August 2010

	October 2009		Korea Ratings, Inc. (AAA ~ D)
	December 2009	AA-
August 2010
December 2010

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C.	Capitalization

(1) Change in capital stock (as of December 31, 2010)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering*	33,600,000	5,000
September 8, 2004	Follow-on offering**	1,715,700	5,000
July 27, 2005	Follow-on offering***	32,500,000	5,000

*	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS)

Initial public offering in Korea: 8,640,000 shares ((Won)34,500 per share)

**	ADSs offering: 1,715,700 shares ((Won)34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
***	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2) Convertible bonds (as of December 31, 2010)

(Unit: In millions of Won, Share)

Item		Content
Issue date		April 18, 2007
Maturity		April 18, 2012
Face amount		513,480*
Conversion shares		Registered common shares
Conversion period		Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
Conversion price		(Won)48,075 per share**
Outstanding	Face Amount	61,618
	Number of convertible shares	1,281,697 shares if all are converted**
Remarks		• Registered form • Listed on Singapore Exchange

*	Face amount translated from US$550 million at the noon buying rate of the Federal Reserve Bank of New York in effect on April 10, 2007 (which was the date the convertible bond purchase agreement was entered into), which was (Won)933.6 = US$1.00.

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**	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from (Won)48,251 to (Won)48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 12, 2010. In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697.

Conversion price was further adjusted from (Won)48,075 to (Won)47,892 and the number of shares issuable upon conversion was adjusted from 1,281,697 to 1,286,594 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 11, 2011.

D.	Voting rights (as of December 31, 2010)

(Unit: share)

Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

At the annual general meeting of shareholders on March 11, 2011, our shareholders approved a cash dividend of (Won)500 per share of common stock and payment of the dividends is expected to be made in April 2011.

Dividends during the recent three fiscal years

Description	2010		2009		2008
Par value (Won)	5,000		5,000		5,000
Profit for the Period/Net income (Million Won)	1,002,648	**	1,067,947	***	1,086,896	***
Earnings per share (Won)	2,802		2,985		3,038
Total cash dividend amount (Million Won)	178,908		178,908		178,908
Total stock dividend amount (Million Won)	—		—		—
Cash dividend payout ratio (%)	17.8		16.8		16.5
Cash dividend yield (%)	1.3		1.3		2.2
Stock dividend yield (%)	—		—		—
Cash dividend per share (Won)	500		500		500
Stock dividend per share (Share)	—		—		—

*	Earnings per share is calculated based on par value of (Won)5,000 per share.

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*	Earnings per share is calculated by dividing net income by weighted average number of common stock.
*	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.
**	Profit for the period based on separate K-IFRS.
***	Net income based on non-consolidated Korean GAAP.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of December 31, 2010, we operated fabrication facilities and module facilities in Paju and Gumi, Korea, an OLED facility in Paju and Gumi, Korea and a LCD research center in Paju, Korea. We have also established sales subsidiaries in the United States, Europe and Asia.

As of December 31, 2010, our business consisted of (i) the manufacture and sale of LCD panels, (ii) the manufacture and sale of OLED panels and (iii) the manufacture and sale of television sets and monitors that utilize our LCD panels. Because our OLED, television set and monitor businesses represent an extremely small portion of our assets and revenues, only our LCD business has been categorized as a reporting business segment.

Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)

2010	LCD business
Sales Revenue	25,512
Gross Profit	3,731
Operating Profit	1,310

B.	Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry’s production capacity, including ours, is continually increasing.

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•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as those used in mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2) Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in production capacity, the average selling prices of display panels may decline. Conversely, demand surges and inability of supply to meet such demand may lead to price increases.

(3) Market conditions

•	The TFT-LCD industry is highly competitive due largely to additional capacity expansion driven by TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Samsung Mobile Display, Hydis Technologies

b. Taiwan: AU Optronics, Chi Mei Innolux, CPT, Hannstar, etc.

c. Japan: Sharp, IPS-Alpha, etc.

d. China: SVA-NEC, BOE-OT, etc.

(4) Market shares

•	Our worldwide market share for large-sized TFT-LCD panels based on revenue is as follows:

	2010**	2009***	2008***
Panels for Notebook Computers****	33.2%	30.3%	29.6%
Panels for Monitors	26.5%	23.9%	17.7%
Panels for Televisions	23.4%	24.4%	19.4%
Total	25.4%	25.2%	20.6%

*	Source: Q4 2010 Large-Area TFT LCD Shipment Report (advanced version with LED backlight tracking) published by DisplaySearch.

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**	Based on TFT-LCD panels that are 9 inches or larger.
***	Based on TFT-LCD panels that are 10 inches or larger.
****	Includes panels for netbooks.

(5) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we reduced the degree of “crosstalk,” or the degree of 3D image overlapping, to less than 1% (which is less than what the human eye can perceive). Our 3D technology was internationally recognized when our 47-inch full HD 3D television utilizing polarized glasses was awarded the 2010 Display of the Year Gold Award by the Society for Information Display. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 21.5-inch full HD glossy touch screen monitors, 13.3-inch on-cell touch screen LCDs, 3-inch OLEDs, 10.1-inch flexible LCDs and 2.6mm thin televisions. By the end of 2010, we are also expecting to commence mass-production of 19-inch flexible e-papers and 9.7-inch color e-papers.

•

Moreover, we entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In 2009 and 2010, we entered into separate long-term supply agreements with Apple Inc. to supply display panels for five years.

C.	New businesses

•

In order to increase our production capacity to meet the rising market demand for TFT-LCD products, we expanded P8, our eighth-generation panel fabrication facility in Paju, Korea, by constructing P82, which commenced mass production in May 2010. In addition, in order to meet the rising market demand, we decided in March 2010 to further expand P8 by investing in P83. In April 2010, we also decided to invest in a new production building.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

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•

We are making an effort to increase our competitiveness by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in June 2008, we purchased 2,037,204 shares of AVACO Co., Ltd., which produces sputters, a core equipment for LCD production, at a purchase price of (Won)6.2 billion. In May 2008, we purchased 1,008,875 shares of TLI Inc., which produces core LCD panel components such as timing controllers and driver integrated circuits, at a purchase price of (Won)14.1 billion. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of (Won)9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of (Won)2.5 billion. In addition, in February 2009, we purchased 3,000,000 shares of common stock of LIG ADP Co., Ltd. (formerly ADP Engineering Co., Ltd.) at a purchase price of (Won)6.3 billion. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd. at a purchase price of (Won)11.9 billion. In November 2009, we purchased 34,125,061 shares of common stock of RPO Inc. at a purchase price of US$12.3 million. In November 2009, we purchased TWD212.5 million in convertible bonds from Everlight Electronics Co., Ltd. In December 2009, we purchased 420,000 global depositary shares representing 420,000 shares of Prime View International Co., Ltd’s common stock at a purchase price of US$9.9 million. In addition, in January 2010, we purchased 10.8 million shares of Can Yang Investment Limited at a purchase price of CNY74 million.

•	In July 2008, Skyworth-RGB Electronics Co., Ltd. and we founded a research and development joint venture corporation with a registered capital of CNY 50 million in China.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are more competitive both in terms of technology and price.

•

As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China.

•

In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. As of December 31, 2009, we had invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company. In June 2010, we sold (Won)19.0 billion worth of our equity interest in the joint venture company. After such sale, our equity interest was reduced to 32.73%.

•

In December 2009, we invested (Won)1.8 billion and acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No.16. Under the limited partnership agreement, we have agreed to invest a total amount of (Won)30 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In May 2010, we invested an additional (Won)6.5 billion in the fund which increased our total investment amount to (Won)8.3 billion. The additional investment did not change our limited partnership interest in the fund, which remained at 30.6%.

•

In order to establish a production base for LCD modules, LCD television sets and LCD monitors, we entered into a joint investment agreement with Top Victory Investment Ltd. in January 2010 and established L&T Display Technology (Xiamen) Ltd. and L&T Display Technology (Fujian) Ltd. in Xiamen and Fujian, China, respectively. We invested (i) (Won)7.1 billion and acquired a 51% equity interest in L&T Display Technology (Xiamen) Ltd. and (ii) (Won)10.1 billion and acquired a 51% equity interest in L&T Display Technology (Fujian) Ltd.

10

•

In May 2010, we completed the acquisition of the LCD module division of LG Innotek Co., Ltd. Through this acquisition, we expect to improve our module manufacturing process and simplify our supply chain which will increase our efficiency and competitiveness.

•

In August 2010, in order to strengthen our competitiveness in the LED backlight LCD market, we entered into a joint venture with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. and established Eralite Optoelectronics (Jiangsu) Co., Ltd., a company that specializes in LED packaging and manufacturing, in Suzhou, China. We invested US$4 million and acquired a 20% equity interest in Eralite Optoelectronics (Jiangsu) Co., Ltd.

•

In September 2010, in order to strengthen our OLED business, we acquired a 20% equity interest in YAS Co., Ltd., which develops and manufactures OLED deposition equipment components, at a purchase price of (Won)10 billion.

•

In November 2010, in order to strengthen our e-book business, we acquired a 100% equity interest in Image & Materials, Inc., a company that develops and manufactures e-book deposition equipment components, at a purchase price of (Won)35 billion.

•

In October 2010, in order to strengthen our competitiveness in the e-book market, we entered into a joint venture with Iriver Ltd. and established L&I Electronics Technology (Dongguan) Limited, a company that specializes in e-book manufacturing, in Dongguan, China. We invested U.S. $2.6 million and acquired a 51% equity interest in L&I Electronics Technology (Dongguan) Limited.

•

In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested U.S.$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd.

3.	Major Products and Raw Materials

A.	Major products in 2010

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)

Business Area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT- LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	23,806 (93.3%)
		TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	1,706 (6.7%)
Total					25,512 (100%)

*	Based on ship-to-party.
**	Period: January 1, 2010 ~ December 31, 2010.

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B.	Average selling price trend of major products

The average selling prices of LCD panels substantially decreased during the fourth quarter of 2010 compared to the third quarter of 2010 and may continue to fluctuate due to imbalances in supply and demand.

(Unit: US$ / m2)

Description	2010 Q4	2010 Q3	2010 Q2	2010 Q1
TFT-LCD panel	695	778	863	838

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won)

Business area	Purchase types	Items	Specific use	Purchase price	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	4,128	25.03%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		4,979	30.19%	Heesung Electronics Ltd., etc.
		Polarizer		2,345	14.22%	LG Chem, etc.
		Others		5,039	30.56%	—
Total				16,491	100%	—

*	Period: January 1, 2010 ~ December 31, 2010.
**	Based on consolidated K-IFRS.

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Calculation method of production capacity

Year: Maximum monthly input capacity during the year multiplied by the number of months (12 months).

(2)	Production capacity

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2010	2009	2008
TFT- LCD	TFT-LCD	Gumi, Paju	7,509	6,219	3,941

*	Based on glass input substrate size for eighth generation glass sheets.

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B.	Production performance and utilization ratio

(1) Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2010	2009	2008
TFT-LCD	TFT-LCD	Gumi, Paju	6,490	5,231	3,514

*	Based on glass input substrate size for eighth generation glass sheets.

(2) Utilization ratio

(Unit: Hours)

Business place (area)	Available working hours of 2010	Actual working hours of 2010	Average utilization ratio
Gumi (TFT-LCD)	8,760 (24 hours x 365 days)	8,760 (24 hours x 365 days)	100.0%
Paju (TFT-LCD)	8,760 (24 hours x 365 days)	8,760 (24 hours x 365 days)	100.0%

C.	Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we incurred capital expenditures of approximately (Won)4.9 trillion in 2010 and estimate that we will incur capital expenditures of approximately (Won)5.0 trillion in 2011. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2010*	2009*	2008**
TFT-LCD	Products, etc.	TFT-LCD	Overseas	23,806	18,833	15,200
			Korea***	1,706	1,205	1,064
			Total	25,512	20,038	16,264

*	Based on K-IFRS.
**	Based on Korean GAAP.
***	Based on ship-to-party.

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B.	Sales route and sales method

(1)	Sales organization

•	As of December 31, 2010, each of our IT Business Unit, Television Business Unit and Mobile/OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

One of the following:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•

To secure stable sales to major personal computer makers and leading consumer electronics makers globally. To increase sales of premium notebook computer products (including smartbooks), to strengthen sales of the high-end monitor segment (such as LED, IPS and slim monitors) and to lead the large and wide LCD television market including in the categories of LED and 3D televisions.

•

To diversify our market in the mobile business segment, including products such as mobile phone (including smart phone), smartbook, car navigation, e-book, industrial, aviation and medical equipment, etc.

(5)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics (including its joint venture with Sony), Samsung Mobile Display, Infovision, Hydis Technologies, AU Optronics, Chi Mei Innolux, Chunghwa Picture Tubes, HannStar, SVA-NEC,
BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi and IPS-Alpha.

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Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro and the Japanese Yen.

•	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Japanese Yen.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payables relating to capital expenditures for our facilities, in response to currency fluctuations.

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B.	Interest rate risks

Our exposure to interest rate risks relates primarily to our long term debt obligations.

To the extent necessary, we hedge our interest rate risks by entering into interest swap contracts. As of December 31, 2010, we had no interest swap contracts outstanding. The net fair value of our interest rate swaps as of December 31, 2009 is as follows:

(Unit: In millions of Won)

Type	As of December 31, 2009
Net loss on valuation of interest rate swap	(Won)	3,698
Net financial liabilities		3,698

8.	Major contracts

•

In 2009 and 2010, we entered into separate long-term supply agreements with Apple Inc. to supply LCD panels for 5 years. We have received long-term advances from Apple Inc. in the amount of US$830 million (Won 945 billion) in connection with these agreements, which will be offset as consideration for products supplied to Apple Inc. Furthermore, the Industrial Bank of Korea provided us with a payment guarantee in the amount of US$200 million (Won 228 billion) relating to the long-term advances received from Apple Inc.

9.	Research & Development

A.	Summary of R&D expenses

(Unit: In millions of Won)

	Account	2010*	2009*	2008**
	Material Cost	616,072	400,467	302,445
	Labor Cost	285,212	191,507	128,041
	Depreciation Expense	93,365	89,459	21,679
	Others	122,619	92,905	49,027
	Total R&D Expense	1,117,268	774,338	501,192
Accounting Treatment	Selling & Administrative Expenses	264,073	168,081	148,037
	Manufacturing Cost	717,848	505,585	353,155
	Development Cost (Intangible Assets)	135,347	100,672	—
	R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]	4.4%	3.8%	3.2%

*	Based on consolidated K-IFRS.
**	Based on non-consolidated Korean GAAP.

B.	R&D achievements

[Achievements in 2008]

1) 42FHD Ultra-Slim LCD television development

•	Development of ultra-slim (19.8mm in thickness) 42-inch television panel

2) 37FHD COF adoption LCD television development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

3) CCFL scanning backlight technology development

•	Achieve 6ms MPRT from 8ms

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4) 24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

5) 13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology (3.5mm in thickness, 275g in weight)

6) IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

7) Notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

8) Free form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

9) 42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs (160W) to 9pcs (80W) in case of 42-inch HD LCD panels

10) New liquid crystal development

•	CR: Up 5% compared with the MP level

•	Material cost is similar to the MP material

11) New AG Polarizer development

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

12) PSM (Potential Sharing Method) technology development (Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50% : Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

13) LED backlight 47FHD television model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

14) 24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

•	Our first display port interface type monitor

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15) Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with television applications

•	Development of our first 27W size model

16) Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

17) Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle « Narrow viewing angle)

18) Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

19) 8.9-inch small-sized notebook (netbook) model development

•	Development of minimum size notebook model for improved portability

20) New aspect ratio 16:9 notebook model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch notebook model development

21) Development of highest resolution for mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

22) 42FHD super narrow bezel LCD television development

•	Development of narrow bezel (10.0mm in metal bezel) 42-inch television panel

23) 47FHD slim depth & narrow bezel LCD television development

•	Development of slim (20.8mm in thickness) & narrow bezel (14.0mm in metal bezel) 47-inch television panel

24) Display port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

25) LCM rotation circuit development

•	Increases the design flexibility of television sets by using a 180° screen rotation function

26) Small- to medium-sized television model development

•	To meet increased demand for secondary television sets

•	19/22/26 inch model development

27) 55FHD television model development

•	Development of 55-inch (a new category) television panel applying scanning B/L technology

28) Development of television model applying GIP+TRD technology

•	Development of 32-inch and 26-inch HD television applying GIP+TRD technology

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29) One PCB structure development

•	Achieving cost reduction by combining Source PCB with Control PCB: $1.94g$1.1

30) 42FHD Gate Single Bank technology development

•	Reduction in gate driver integrated circuits by applying 42FHD Gate Single Bank technology: 8ea g 4ea

31) 22-inch WSXGA+ model development for Economy IPS Monitor

•	Development of the world’s first Economy IPS 22-inch WSXGA+ model

•	Achieving cost competitiveness by applying various cost reduction technologies, including DBEF-D sheet deletion

32) 21.5-inch TN FHD model development applying 960ch source driver integrated circuits chip

•	Development of LG Display’s first 21.5-inch wide-format TN FHD model

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

33) 27-inch TN FHD model development applying BDI (Black Data Insertion) technology

•	Development of LG Display’s first 27-inch wide-format TN FHD model that applies BDI technology, which removes motion picture afterimages

•	Applying CCA (Color Compensation Algorism) technology that enables the display of superior color tone

•	Achieving 16:9 aspect ratio, more than 2.07 million pixel and FHD Resolution

34) a-Si TFT based 3-inch DOD AMOLED technology development

•	Development of the world’s first 3-inch AMOLED applying a-Si TFT and DOD Structure

•	Possible to use prior LCD infrastructure (a-SI TFT) to develop AMOLED

35) Development of AMOLED applying new crystallization (A-SPC) technology

•	Development of the world’s first AMOLED applying non-laser crystallization method (A-SPC)

•	Development of the world’s largest AMOLED television (15-inch HD) [Achievements in 2009]

36) Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

37) Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

38) Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

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39) Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

40) 240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

41) Development of low voltage liquid crystal development

•	Improving contrast ratio by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

42) Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 g 2.2±0.25

43) Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad type pixel structure

44) Development of 55FHD direct slim LED model

•	Development of the world’s first direct-mounted 16.3mm depth slim LCM

•	Realization of 240 block local dimming and Trumotion 240Hz

45) Development of 42HD GIP +TRD technology

•	The world’s first application of the 42HD GIP + TRD structure

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in source drive integrated circuits: 6ea g 2ea

46) Development of TV3 CR5 Color PR

•	Realization of 100% BT709 reiteration rate by applying RGB Color Locus

•	Achieving a 5% increase in CR by decreasing size of Color PR pigment

47) Development of the world’s first slim 27W FHD TN monitors

•	Reduces thickness by applying edge-mounted backlight: 37.2t g 21.6t

•	Reduces power consumption by 60% compared to conventional models by applying 4Lamp

•	Realization of MPRT 8ms by applying BDI technology

48) Development of the world’s first 25W FHD TN new size monitors

•	Development of new aspect ratio model: 16:9 wide-format

•	Reduction in the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

49) Development of 16:9 wide-format power consumption saving monitors (200W HD+, 215W FHD, 230W FHD)

•	Reduces power consumption by 40% compared to conventional models by applying 2Lamp

•	Slim design which reduces thickness: 17.0t g 14.5t

•	To meet Energy Star 5.0 standards

50) Development of the world’s first 22-inch WSXGA+ DRD (Double Rate Driving) monitors

•	A 50% reduction in source driver integrated circuits by applying Double Rate Driving technology: 8ea g 4ea

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•	Removal of gate driver integrated circuits by applying GIP technology

•	Application of optimum thin-film transistor structure for Double Rate Driving monitors

51) Development of the world’s first 23W e-IPS monitors

•	Slim design: Reduces thickness by applying edge-mounted backlight: 35.7t g 17t

•	Reduces power consumption by 50% compared to conventional model by applying 4Lamp

•	Realization of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of integrated circuits by applying 960ch source driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	To meet Energy Star 5.0 standards

52) Development of high efficiency backlight technology

•	Removal of DBDEF-D Sheet by increasing backlight luminance level by more than 30% g development of high efficiency lamp and improvement of optics sheet optical efficiency

53) Development of GIP and high aperture ratio technology for QHD IPS model

•	Stable GIP output in QHD IPS models

•	Maximizing transmissivity by applying UH-IPS technology and asymmetric pixel design

54) Development of three-dimensional display technology using the shutter glasses method.

•	Realization of stable rate of 172Hz

•	Realization of 4port low voltage differential signaling frequencies at a rate of 400MHz

•	Realization of ODC (Over Driver Circuit) tuning of GTG 3.5ms which is optimum for three-dimensional display

55) Development of 17.1-inch wide-format slim (flat type) panel applying COG (Chip On Panel) chip, our largest slim (flat type) panel

•	Development of our largest size slim (flat type) model (previously, our largest model was the 15.4-inch wide-format)

•	Reduction in thickness: 6.5mm g 4.3mm

56) Development of new high resolution 101W model (1024x600, 1366x768)

•	Achieving higher resolution: 1024x576 g 1024x600, 1366x768

57) Development of world’s first 17.3-inch HD+ LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

•	Existing model: 17.1-inch WXGA+ 1400x900 / New model: 17.3-inch HD+ 1600x900

58) Development of 13.3-inch HD LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

59) Development of world’s first 14.0-inch HD+ LED panel for notebook computers

•	New size and HD+ resolution (1600x900) for 16:9 wide-format

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60) Development of world’s first 15.6-inch HD+ LED panel for notebook computers

•	First HD+ resolution (1600x900) for 16:9 wide-format

61) Development of world’s first 15.6-inch FHD LED panel for notebook computers

•	First FHD resolution (1920x1080) for 16:9 wide-format

62) Development of the first Green PC models (13.3-inch, 14.0-inch, 15.6-inch)

•	First models applying Green product concept (halogen free, low power consumption)

63) Development of DRD (Double Rate Driving) technology applying COG (Chip on Glass)

•	Development of the first COG that applies DRD technology (a 50% reduction in the number of COG drive integrated circuits)

64) Development of 10.1-inch SD (1024 x 600) model for netbooks

•	Improved resolution: 1024 x 576g1024 x 600

•	Reduction in cost by applying COG instead of COF

65) Development of 10.1-inch HD (1366 x 768) model for netbooks

•	Highest resolution among 10.1-inch models

•	Reduction in cost by applying GIP technology

66) Development of 17.1-inch WUXGA flat type model

•	Development of largest flat type model (previously, largest model was 15.4-inch)

•	The thinnest among 17.1-inch models

•	Reduction in thickness: 6.5t g 4.3t

67) Developments of 11.6-inch HD monitor for netbooks

•	Development of largest/ highest resolution monitor for netbooks

•	Reduction in cost by applying GIP technology

68) Development of low-cost 26-inch and 32-inch HD model for televisions

•	World’s first monitor without a cover shield

•	Application of sheet type support side

•	Reduction in cost by applying low-cost single bottom covers for mold frames

69) Development of large-sized (42-inch/47-inch) edge type LED LCD model for televisions

•	Development of our first model for televisions applying edge type LED backlight (mass production commenced in September 2009)

•	Slim depth (11.9mm in thickness) & narrow bezel (18mm in thickness)

70) Development of world’s first S/D-IC + Tcon merging technology applicable to television monitors

•	Minimizing size of printed circuit board by applying 1380ch S/D-IC + ASIC technology and removing ASIC chip

•	A 49% cost reduction in manufacturing circuits

71) Achieving a full product line-up for netbook monitors

•	A full product line-up that covers the full spectrum of netbook monitor sizes from 8.9-inch to 11.6-inch models

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72) Development of our first flat type monitor for netbooks

•	Development of 11.6-inch flat type HD monitor

73) Development of new LED-applied model utilizing vertical LED array technology

•	Development of 15.6-inch HD model applying vertical LED array technology (technology applied in existing models: horizontal LED array)

•	Reduction in power consumption and raw material costs

74) Development of world’s first 21.5W FHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 330nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

75) Development of world’s first 27W QHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 380nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

•	Realization of high resolution (2560x1440)

•	Removal of gate driver integrated circuits by applying GIP technology

76) Development of world’s first 19-inch WXGA monitor applying DRD (Double Rate Driver)

•	A 50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Optimization of TFT design structure for DRD (Double Rate Driver) technology

77) Development of world’s first 22W e-IPS monitor applying GIP technology

•	Achievement of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of source driver integrated circuits by applying 960 channel chip (8eag6ea)

•	Removal of gate driver integrated circuits by applying GIP technology

78) Development of world’s first QHD new high resolution monitor (27W QHD)

•	Achievement of high resolution (2560 x 1440)

•	Maximization of aperture ratio applying UH-IPS technology and elimination of gate driver integrated circuits by applying GIP technology

•	Achievement of high luminance and sRGB coverage of 100% applying high efficiency white LED

79) Development of world’s first monitor applying GIP, DRD (Double Rate Driver) and I-VCOM monitor (185W HD)

•	50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP technology

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•	Elimination of DBEF Optical sheet by applying I-VCOM technology and optical efficiency improvement in backlight

80) Development of shutter glasses type three-dimensional monitor with full high definition

•	172Hz operation frame rate

•	Highest data interface speed of over 400MHz in 4port LVDS interface and achievement of GTG 3.5ms by optimal tuning of ODC (Over Driving Circuit)

81) One layer vertical LED monitor development and reinforcement of monitor product line up (200W HD+, 215W FHD, 230W FHD)

•	Minimization of the number of LED PKG applying vertical array structure

•	Elimination of DBEF Sheet applying two-in-one LED PKG

•	Slim design: optimization of mechanical structure

82) Development of world’s first notebook monitor applying 2ea Sheet Backlight

•	Achieving cost competitiveness by switching from conventional 3~4ea sheet to 2ea complex sheet backlight (with the Diffuser Sheet eliminated)

[Achievements in 2010]

83) Development of 9.7-inch AH-IPS model for Apple’s i-Pad.

•	Development of the world’s first IPS Tablet

•	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

84) Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition)

•	Thin and light; low electricity consumption thereby increasing battery life

•	Development of Company-led flat product market

85) Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition)

•	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

•	50% reduction in source driver integrated circuits (from 16ea to 8ea) by applying 1 gate 1 drain technology

86) World’s first full high-definition 47-inch three-dimensional display panels using Glass Patterned Retarder (GPR) technology

•	Achieving full high-definition for three-dimensional display panels using GPR technology

87) Development of our first large-sized display panels viewable in three-dimension using shutter glasses (42-inch, 47-inch, 55-inch in full high-definition)

•	Achieving high aperture ratio by applying S-IPS V technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source driver integrated circuits

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88) World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in full high-definition)

•	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

89) Development of 42-inch and 47-inch full high-definition display panels for television to be sold in emerging markets

•	Focusing on basic functions and removing functions that are costly

•	Achieving cost reduction by applying GIP technology

90) Development of intra interface technology for large-sized, high resolution, high frequency display panels

•	Improved data transmission rate (from 660Mbps to 1.6Gbps)

•	Developing slim PCBs by decreasing the number of transmission lines

91) Development of our first 21.5-inch and 26-inch full high-definition Edge LED products

•	Application of 21.5-inch, 26-inch full high-definition TV LED BL and mid-sized full high-definition model Slim TCON (176Pin g 88Pin)

92) Development of our first 32 high-definition Edge LED product

•	Application of 32-inch high-definition TV Edge LED BL

93) Development of our first 37-inch full high-definition M240Hz product

•	Development of 37-inch full high-definition 240Hz panel. Development and mass production of MEMC 240Hz with TCON model.

94) Development of 240Hz panel for LG Electronics’ Borderless TV

•	Development of Narrow Bezel 240Hz panel (Bezel 14mm g 7mm) for LG Electronics’ Borderless TV

95) Development of the world’s first slim 23W full high-definition monitor in IPS mode

•	Slim design by applying slim-type LED backlight (thickness: 14.5t g 11.5t)

•	Cost saving by applying low voltage liquid crystal

•	Removal of gate driver integrated circuits by applying GIP technology

96) Development of the world’s first slim 185W high-definition monitor in TN mode

•	Slim design by applying slim-type LED backlight (thickness: 11.5t g 9.7t)

•	50% reduction in source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of optical sheet by applying new TFT structure technology (I-VCOM)

•	Removal of gate driver integrated circuits by applying GIP technology

97) Development of 42-inch, 47-inch and 55-inch full high-definition monitors applying low cell gap (3.1 g 2.8um) technology

•	Enhanced 3D performance (3D CrossTalk 10.x% g 5.x%)

•	World’s first application of this technology in 42-inch, 47 inch and 55-inch full high-definition products

98) Development of ultra slim 0.2t glass 12.1-inch notebook computer

•	Realization of ultra slim product by applying 0.2t glass and flat screen backlight structure

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99) Development of world’s first ultra slim 19SX TN monitor

•	Slim design by applying slim type LED backlight (thickness: 15.5 g 9.9t)

•	50% reduction (6ea to 3ea) in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP technology

100) Development of 215FHD e-IPS monitor products applying LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Realization of 2 sheet structure by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

101) Development and application of LED PKG in 215FHD TN monitor products

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

102) Development of world’s first slim TN monitor (185W HD, 20W HD+, 215W/23W FHD)

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: over 20t g 12.9t)

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 8.2t)

•	Simplification of circuit by developing T-con + Scaler 1chip

103) Development of world’s first ultra slim 215W FHD TN monitor

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: 12.9t g 7.2t)

•	Minimization of LCM thickness by applying thin LED array structure (8.2t g 6t)

104) Development of the world’s first 3D Film Patterned Retarder (FPR) type 42-inch, 47-inch and 55-inch full high definition panels

•	Improved 3D performance (cross talk 1.0% i, 3D luminance 170 nit)

105) Development of our first 42-inch, 47-inch and 55-inch full high definition panels with built-in 3D formatters

•	Development of our first products with built-in MEMC and 3D formatters

106) Development of the world’s first real 240Hz applying GIP driving technology

•	First to develop real 240Hz applying GIP driving technology

•	Reduced the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6 ea

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107) Development of panels for Macbook Air

•	Development and mass production of 116HD, 133 WXGA+ panels

•	Application of Z-inversion technology for low energy consumption

108) Introduction of the world’s first high definition shutter glasses type 3D notebook product (17.3 inch full high definition)

•	Development of 172Hz high recharging speed notebook LCD panel

•	Development of Timing Controller (TC) driving technology

109) The first all-in-one touch panel notebook from an LCD panel manufacturer (15.6 inch high definition add-on touch notebook)

•	The world’s first large size (15.6-inch) notebook panel to receive Win7 Touch certification (received on July 23, 2010)

•	The world’s first LCD and touch panel integrated add-on touch module developed by an LCD panel manufacturer

110) Introduction of the world’s first Micro Film 3D notebook (15.6-inch full high definition)

•	The world’s first 3D FPR type notebook (developed timely to win market share in the 3D market)

111) Development of the world’s first 240Hz 23W IPS monitor

•	The world’s first to realize 240Hz by application of 120Hz panel driving and scanning technologies

•	Achievement of Motion Picture Response Time (MPRT) of 8ms

112) Development of the world’s first add-on infrared camera type 215W IPS monitor

•	Realization of thin LCM (20.5t) by application of the world’s first add-on infrared camera

•	Improved touch capabilities (dead zone free and multitouch) and the first in the world to receive Win 7 Logo certification

•	Touch location auto correction by applying auto calibration

113. Development of 20-inch high definition and 23-inch full high definition e-IPS monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Cost reduction and lower power consumption (20% reduction for driver integrated circuits) by using low voltage driver integrated circuits

•	Minimization of LCM thickness by applying thin LED array structure (for 20-inch high definition panels: 14.5t g 10.2t)

114) Development of 20-inch high definition and 23-inch full high definition TN monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance (for 20-inch high definition monitors)

27

•	50% reduction in the number of source driver integrated circuits by applying DRD technology (for 23-inch full high definition panels)

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 10.2t)

10.	Customer Service

In order to highlight the importance of creating customer value, we have formulated a roadmap toward creating customer value and have shared this information with all of our employees. Through our “Voice of Customer” campaign, we have responded to customer feedback including complaints, suggestions, praises, enquiries and requests as soon as they were made and we have made efforts to change any negative feedback made by a customer into a positive feedback through such prompt response. In addition, in order to support our customers, we have established IPS camps and have cooperated with our customers to promote IPS technology. Furthermore, we have hosted “Why LGD” campaigns in order to provide superior products and services to our customers including in the areas of technology, quality, responsiveness, delivery and cost. We also monitor customer opinion through annual customer satisfaction surveys and customer interviews, and the results of such surveys and interviews are reflected in the performance evaluation of our executive officers.

11.	Intellectual Property

As of December 31, 2010, we held a total of 13,969 patents, including 6,232 in Korea and 7,737 in other countries.

12.	Environmental Matters

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and in P6 in December 2009 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. On July 10, 2010, we became the first TFT-LCD company to receive the CDM Executive Board’s approval on its CDM project design document for SF6 decomposition. In November 2010, TUV SUD, a third party accreditation agency, examined and verified our reduction of greenhouse gas emissions.

In addition, as of December 31, 2010, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board. We are also involved in the Korean government’s ongoing drafting of greenhouse gas emissions and energy usage specifications.

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Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China. We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since

2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect in July 2006, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Moreover, we participated in reforming IEC 62321 by 2012, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted in June 2010.

In addition, we have implemented a green purchasing system that prevents the use of hazardous materials from the purchasing stage. As a result of the green purchasing system, we are in compliance with RoHS and other applicable environmental laws and regulation, and we became the first TFT-LCD company to receive the Hazardous Substance Process Management QC080000 certification, or HSPM, from the International Electrotechnical Commission. HSPM is used to help companies manage their hazardous materials and be in compliance with RoHS.

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won, except for per share data)

Description	As of December 31, 2010	As of December 31, 2009
Current assets	8,840,433	8,226,142
Quick assets	6,625,216	6,558,362
Inventories	2,215,217	1,667,780
Non-current assets	15,017,225	11,477,335
Investments in equity accounted investees	325,532	282,450
Property, plant and equipment, net	12,815,401	9,596,497
Intangible assets	539,901	352,393
Other non-current assets	1,336,391	1,245,995
Total assets	23,857,658	19,703,477
Current liabilities	8,881,829	6,495,071
Non-current liabilities	3,914,862	3,168,657
Total liabilities	12,796,691	9,663,728
Share capital	1,789,079	1,789,079
Share premium	2,251,113	2,251,113
Reserves	(35,298)	(51,005)
Retained earnings	7,031,163	6,050,562
Non-controlling interest	24,910	0
Total equity	11,060,967	10,039,749

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(Unit: In millions of Won, except for per share data)

Description	2010	2009
Revenue	25,511,535	20,037,701
Results from operating activities	1,310,472	1,010,352
Income (Loss) from continuing operation	1,159,234	1,117,778
Profit for the period	1,159,234	1,117,778
Basic earnings per share	3,232	3,124
Diluted earnings per share	3,152	3,124

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won, except for per share data)

Description	As of December 31, 2010	As of December 31, 2009
Current assets	8,499,873	7,973,355
Quick assets	6,739,908	6,687,050
Inventories	1,759,965	1,286,305
Non-current assets	14,658,125	11,283,512
Investments	1,279,831	1,075,229
Property, plant and equipment, net	11,688,061	8,730,263
Intangible assets	483,260	340,885
Other non-current assets	1,206,973	1,137,135
Total assets	23,157,998	19,256,867
Current liabilities	8,453,869	6,120,663
Non-current liabilities	3,833,454	3,102,006
Total liabilities	12,287,323	9,222,669
Share capital	1,789,079	1,789,079
Share premium	2,251,113	2,251,113
Reserves	(7,795)	(17,366)
Retained earnings	6,838,278	6,011,372
Non-controlling interest	0	0
Total equity	10,870,675	10,034,198

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(Unit: In millions of Won, except for per share data)

Description	2010	2009
Revenue	25,004,257	20,119,342
Results from operating activities	1,024,394	976,863
Income (Loss) from continuing operation	1,002,648	1,088,814
Profit for the period	1,002,648	1,088,814
Basic earning per share	2,802	3,043
Diluted earnings per share	2,726	3,043

C.	Consolidated subsidiaries (as of December 31, 2010)

Company	Primary Business	Location	Ownership Ratio
LG Display America, Inc.	Sales	U.S.A	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	90%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
L&I Electronic Technology (Dongguan) Limited	Manufacturing and sales	China	51%
Image & Materials, Inc.	Manufacturing and sales	Korea	100%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales	China	51%

*	In July 2010, LG Display Nanjing Co., Ltd. acquired and merged with LG Electronics (Nanjing) Plasma.

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D.	Status of equity investment

•	Status of equity investment as of December 31, 2010:

Company	Paid-in Capital		Initial Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$	105,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,253,753,055	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	273,048,000	April 19, 2010	100%
L&I Electronic Technology (Dongguan) Limited	CNY	17,062,560	October 25, 2010	51%
Image & Materials, Inc.	(Won)	35,000,000,000	November 29, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY	15,216,998	December 27, 2010	51%
Suzhou Raken Technology Co., Ltd.	CNY	569,455,395	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	(Won)	29,248,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)	14,073,806,250	May 16, 2008	12%
AVACO Co., Ltd.	(Won)	6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY	25,000,000	July 11, 2008	50%
NEW OPTICS, Ltd.	(Won)	12,199,600,000	July 30, 2008	42%
LIG ADP Co., Ltd. (formerly ADP Engineering Co., Ltd.)	(Won)	6,330,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)	11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)	6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$	12,285,022	November 3, 2009	26%
Global OLED Technology LLC	US$	45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No.16	(Won)	8,280,000,000	December 7, 2009	31%
Can Yang Investment Ltd.	US$	15,300,000	January 27, 2010	15%
YAS Co., Ltd.	(Won)	10,000,000,000	September 16, 2010	20%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$	4,000,000	September 28, 2010	20%

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14.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2010	2009	2008
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation*	850 (585)**	700 (540)***	750 (750)****
Time required	16,646	17,569	23,100

*	Compensation amount is the contracted amount for the full fiscal year.
**	Compensation amount in ( ) is for K-IFRS audit, 20-F filing and SOX404 audit.
***	Compensation amount in ( ) is for US-GAAP audit, 20-F filing and SOX404 audit.
****	Compensation amount in ( ) is for US-GAAP audit and review and SOX404 audit.

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B.	Non-audit service

(Unit: In millions of Won)

Fiscal Year	Independent Auditor	Contract Date	Detail	Compensation
2010	KPMG Samjong	May 6, 2010	Agreed procedure regarding Company B	106

15.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to Forward-looking Statements

The annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2010, despite the challenging market environment, we were able to significantly increase our share in the LCD panel market and improve our customer base by acquiring many of the global companies as our customers. A large part of our success was due to the further development of our IPS technology which our competitors were reluctant to develop due to its complexity in comparison with conventional VA technology. The development of the FPR 3D panel that we released in Beijing, China toward the end of 2010 was also a noteworthy achievement. We believe that the FRP 3D panel will capture the emerging 3D panel market in 2011. We will continue to develop new products and technologies that can be differentiated from those of our competitors in order to lead the LCD panel market.

We have also improved our manufacturing productivity. In the first month after commencement of mass production, our P82 expansion achieved a yield rate of 90%. Our production facilities also achieved an average yield rate of 97% for the month of October 2010. In addition, we have made efforts to improve the quality of our products, increase our marketing efforts and create a work friendly corporate environment. As a result of our efforts, we recorded our highest ever sales revenues of approximately (Won)25.5 trillion and results from operating activities of (Won)1.3 trillion in 2010, despite a decrease in the selling price of our products in the second half of 2010.

We intend to continue to generate profits by maximizing the benefits of selling high-end products such as FPR 3D and AH-IPS, in which we have a competitive advantage over our competitors. In addition, we plan to implement other measures including the enhancement of safety in our workplace, the reduction of defective products, achieving a zero percent glass breakage rate, and the utilization of remotely controlled robots as part of our cost saving measures.

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C.	Financial Condition and Results of Operations

1.	Results of operations (Based on consolidated, K-IFRS)

In 2010, we successfully commenced mass production at P82 and also captured the largest market share for large size products in terms of net display area and number of products sold. We captured an 80% share of the smartbook market with our AH-IPS products and we also performed well in the small to medium sized products category by greatly increasing our share in the mobile market. In addition, we further solidified the foundation for future growth of our OLED business in 2010. Our efforts to minimize losses resulting from underutilization of our fabrication facilities resulted in an average yield rate of 97% for our production facilities, including a 99% yield rate for our P62, for the month of October 2010. We are also supporting domestic companies with which we have cooperative relationships to be more competitive on the global stage. The number of domestic companies which receive our support increased from 4 in 2009 to 18 in 2010. Despite generally unfavorable market conditions in the second half of 2010 which resulted in the decline of selling prices of our products, our continued efforts to improve productivity and customer relationships resulted in a 27% increase in our sales revenues from (Won)20,038 billion in 2009 to (Won)25,512 billion in 2010, a 30% increase in our results from operating activities from (Won)1,010 billion in 2009 to (Won)1,310 billion in 2010 and a net profit of (Won)1,159 billion in 2010. This is the fourth consecutive year we have had net profits in excess of (Won)1 trillion.

(Unit: In millions of Won)

Description	2010	2009	Changes
Sales revenue	25,511,535	20,037,701	5,473,834
Cost of sales	(21,780,880)	(17,476,995)	(4,303,885)
Gross profit	3,730,655	2,560,706	1,169,949
Other income	1,483,443	1,365,554	117,889
Selling expenses	(846,376)	(712,580)	(133,796)
Administrative expenses	(521,035)	(325,325)	(195,710)
Research and development expenses	(674,684)	(407,857)	(266,827)
Other expenses	(1,861,531)	(1,470,146)	(391,385)
Results from operating activities	1,310,472	1,010,352	300,120
Finance income	240,988	332,721	(91,733)
Finance costs	(288,472)	(343,855)	55,383
Other non-operating loss, net	(15,611)	(6,475)	(9,136)
Equity income on investment, net	18,192	20,217	(2,025)
Profit before income tax	1,265,569	1,012,960	252,609
Income tax expense (benefit)	106,335	(104,818)	211,153
Profit for the period	1,159,234	1,117,778	41,456

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1)	Selected financial ratios

Classification	Calculation	2010 Ratio	2009 Ratio	Change
Current ratio	(current assets ÷ current liabilities) x 100	99.5%	126.7%	(27.2%)
Debt to equity ratio	(total liabilities ÷ total equity) x 100	115.7%	96.3%	19.4%
Operating margin	(results from operating activities ÷ revenue) x 100	5.1%	5.0%	0.1%
Net margin	(profit for the period ÷ revenue) x 100	4.5%	5.6%	(1.1%)
Return on assets	(profit for the period ÷ total assets) x 100	4.9%	5.7%	(0.8%)
Return on equity	(profit for the period ÷ total equity) x 100	10.5%	11.1%	(0.6%)
Net cash from operating activities to assets ratio	(net cash from operating activities ÷ total assets) x 100	20.5%	21.1%	(0.6%)

Classification	Calculation	2010 Ratio
Revenue growth	(current year revenue ÷ prior year revenue) x 100 -1	27.3%
Operating profit growth	(current year results from operating activities ÷ prior year results from operating activities) x 100 -1	29.7%
Net profit growth	(current year profit ÷ prior year profit) x 100 -1	3.7%
Total assets growth	(current year end total assets ÷ prior year end total assets) x 100 -1	21.1%
Asset turnover	Revenue ÷ ((total assets at beginning of year + total assets at end of year) ÷ 2)	1.2

2)	Sales and cost of sales

Our cost of sales as a percentage of sales revenue decreased by 1.8% from 87.2% in 2009 to 85.4% in 2010. Our cost of sales as a percentage of sales revenue decreased because of an increase in our production capacity and production that led to a decrease in the cost of sales per unit, which more than offset the decrease in the selling prices of our products.

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(Unit: In millions of Won, except percentages)

Description	2010	2009	Changes
			Amount	Percentage
Sales revenue	25,511,535	20,037,701	5,473,834	27.32%
Cost of sales	(21,780,880)	(17,476,995)	(4,303,885)	24.63%
Gross profit	3,730,655	2,560,706	1,169,949	45.69%
Cost of sales as a percentage of sales	85.4%	87.2%

3)	Sales by Product Category

Sales of panels for televisions as a percentage of total sales revenue increased by 0.5% from 55.2% in 2009 to 54.7% in 2010 primarily due to the continued growth of the LCD television market and the increased sale of high-value products such as LED and differentiated products. Sales of panels for other applications as a percentage of total sales revenue increased primarily due to increased demand for IPS-based smartphone products. Sales of panels for notebook computers as a percentage of total sales revenue remained relatively stable as a general decrease in demand for conventional notebook computers was offset in part by sales revenue generated from the sale of panels for smartbook (tablet) products.

Categories	2010	2009	Difference
Panels for televisions	55.2%	54.7%	0.5%
Panels for desktop monitors	21.1%	23.2%	(2.1%)
Panels for notebook computers	17.3%	17.8%	(0.5%)
Panels for other application	6.4%	4.3%	2.1%

4)	Production capacity

Our annual production capacity increased by 30% in 2010 compared to 2009, in large part due to the successful ramp-up of P82 and our efforts to maximize capacity and minimize loss.

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2.	Financial condition (based on consolidated, K-IFRS)

Our current assets increased by (Won)614 billion from (Won)8,226 billion as of December 31, 2009 to (Won)8,840 billion as of December 31, 2010 and our non-current assets increased by (Won)3,540 billion from (Won)11,477 billion as of December 31, 2009 to (Won)15,017 billion as of December 31, 2010. Our current liabilities increased by (Won)2,387 billion from (Won)6,495 billion as of December 31, 2009 to (Won)8,882 billion as of December 31, 2010 and our non-current liabilities increased by (Won)746 billion from (Won)3,169 billion as of December 31, 2009 to (Won)3,915 billion as of December 31, 2010. Our total equity increased by (Won)1,021 billion from (Won)10,040 billion as of December 31, 2009 to (Won)11,061 billion as of December 31, 2010.

(Unit: In millions of Won)

Description	2010	2009	Changes
Current assets	8,840,433	8,226,142	614,291
Non-current assets	15,017,225	11,477,335	3,539,890
Total assets	23,857,658	19,703,477	4,154,181
Current liabilities	8,881,829	6,495,071	2,386,758
Non-current liabilities	3,914,862	3,168,657	746,205
Total liabilities	12,796,691	9,663,728	3,132,963
Share capital	1,789,079	1,789,079	0
Share premium	2,251,113	2,251,113	0
Reserves	(35,298)	(51,005)	15,707
Retained earnings	7,031,163	6,050,562	980,601
Non-controlling interest	24,910	—	24,910
Total equity	11,060,967	10,039,749	1,021,218
Total liabilities and equity	23,857,658	19,703,477	4,154,181

In 2010, we continued our efforts to maximize capacity and minimize loss and we also commenced mass production at P82, which led to an increase in production capacity. As a result of our increased production levels, our inventory increased by (Won)547 billion from December 31, 2009 to December 31, 2010.

The book value of our total tangible assets as of December 31, 2010 was (Won)12,815 billion, an increase of (Won)3,219 billion from the book value of our total tangible assets as of December 31, 2009. The increase was primarily due to our investments in P83 and P9. The book value of our intangible assets as of December 31, 2010 was (Won)540 billion, an increase of (Won)188 billion compared to the book value of our intangible assets as of December 31, 2009. The increase was primarily due to the purchase of computer software, the increase in our development costs and the acquisition of the LCD module business (including its intangible assets) from LG Innotek.

Net trade accounts and notes receivables as of December 31, 2010 was (Won)3,001 billion, an increase of (Won)50 billion from net trade accounts and notes receivables as of December 31, 1009. Trade accounts and notes receivables amounting to (Won)1,290 billion (approximately US$1,133 million) and (Won)702 billion (approximately US$601 million) were sold to financial institutions, but are current and outstanding, as of December 31, 2010 and 2009, respectively.

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Trade accounts and notes payables as of December 31, 2010 was (Won)2,962 billion, an increase of (Won)931 billion from trade accounts and notes payables as of December 31, 2009. The increase was primarily due to growth in our television set, which led to increases in account payables for products purchased from our jointly controlled entity as well as our increased production levels which correspondingly led to an increase in the purchase of raw materials.

Other accounts payables as of December 31, 2010 was (Won)2,593 billion, an increase of (Won)996 billion from other accounts payables as of December 31, 2009. The increase was primarily due to an increase in large-scale investments, including investments in P9 and P83, which increased the outstanding payments for services and products associated with such investments.

Long-term advances received as of December 31, 2010 was (Won)945 billion, an increase of (Won)362 billion from long-term advances received as of December 31, 2009. The increase was primarily due to long-term advances received from Apple, Inc. in the amount of US$330 million in 2010.

3.	Liquidity and capital resources

In 2010, our net cash from operating activities amounted to (Won)4,884 billion, our net cash provided by financing activities, including the incurrence of short- and long-term borrowings as well as the issuance of corporate debentures, amounted to (Won)408 billion and our net cash used in investing activities, including the acquisition of tangible assets and our acquisition of investments in equity accounted investees, amounted to (Won)4,515 billion.

We currently expect our total capital expenditures on a cash-out basis to be approximately (Won)5 trillion in 2011. However, there are a number of variables that may cause us to reassess our estimated capital expenditures including, among others, a larger than expected increase in demand which causes us to invest in new capacity expansion projects at P83, a decision to accelerate our investment in new businesses and contingencies associated with our investments in China. Accordingly, our estimated capital expenditures may change.

(Unit: In millions of Won)

Description	2010	2009	Changes
Results from operating activities	1,310,472	1,010,352	300,120
Net cash provided by operating activities	4,883,532	4,153,306	730,226
Net cash provided by (used in) financing activities	408,126	(117,022)	525,148
Net cash used in investing activities	(4,515,167)	(4,564,324)	49,157
Cash and cash equivalents at Dec. 31, 2010	1,631,009	817,982	813,027

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For a discussion of our capital resources, see Notes 6 and 14 of our notes to the financial statements attached hereto.

16.	Board of Directors

A.	Independence of directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of four persons including three who are members of our audit committee. As of December 31, 2010, our non-outside directors were comprised of the chief executive officer, the chief financial officer and a non-standing director.

B.	Members of the board of directors

Members of the board of directors (as of December 31, 2010)

Name	Date of birth	Position	Business experience	First Elected

Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Do Hyun Jung*	April 9, 1957	Director	Executive Vice President and Chief Financial Officer of LG Electronics	March 12, 2010

Tae Sik Ahn	March 21, 1956	Outside Director	Dean, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

Dongwoo Chun*	January 15, 1945	Outside Director	Outside Director of Pixelplus	March 23, 2005

Yoshihide Nakamura*	October 22, 1942	Outside Director	President of ULDAGE, Inc.	February 29, 2008

William Y. Kim	June 6, 1956	Outside Director	Partner at Ropes & Gray LLP	February 29, 2008

*	Resigned on March 11, 2011.

40

Members of the board of directors (as of March 12, 2011):

Name	Date of birth	Position	Business experience	First Elected
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Yu Sig Kang*	November 3, 1948	Director	Vice Chairman, Representative Director, LG Corp.	March 11, 2011

Tae Sik Ahn	March 21, 1956	Outside Director	Dean, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

William Y. Kim	June 6, 1956	Outside Director	Partner at Ropes & Gray LLP	February 29, 2008

Jin Jang*	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011

Sunny Yi*	March 25, 1962	Outside Director	Partner, Bain & Company Korea	March 11, 2011

*	On March 11, 2011, Yu Sig Kang was newly elected as our non-outside director and Sunny Yi and Jin Jang were newly elected as our outside directors by our shareholders at the annual general meeting of shareholders.

C.	Committees of the board of directors

Committees of the board of directors (as of December 31, 2010):

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Yoshihide Nakamura*, William Y. Kim
Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	Do Hyun Jung*, Dongwoo Chun*, William Y. Kim

Remuneration Committee	1 non-outside director and 2 outside directors	Do Hyun Jung*, Dongwoo Chun*, Tae Sik Ahn

*	Resigned on March 11, 2011.

41

Committees of the board of directors (as of March 12, 2011):

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Sunny Yi*, William Y. Kim
Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong*, Jin Jang*, William Y. Kim
Remuneration Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong*, Sunny Yi*, Tae Sik Ahn

*	On March 11, 2001, Sunny Yi became a member of the Audit Committee, James (Hoyoung) Jeong and Jin Jang became members of the Outside Director Nomination and Corporate Governance Committee and James (Hoyoung) Jeong and Sunny Yi became members of the Remuneration Committee.

17.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2010): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2010): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties:

(Unit: share)

Name	Relationship	As of December 31, 2010
LG Electronics	Largest Shareholder	135,625,000 (37.9%)
Young Soo Kwon	Related Party	13,000 (0.0%)

42

(2)	Shareholders who are known to us to own 5% or more of our shares as of December 31, 2010:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	23,101,658	6.5%
Citi Bank ADR	17,881,825	5.0%

18.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2010

(Unit: In millions of Won)

Classification	Amount paid	Approved payment amount at shareholders meeting	Per capita average remuneration paid***	Remarks
Directors who are executive officers****	2,059		1,030	—

Directors nominated by LG Electronics****	—	8,500*****	—	—

Outside Directors****	235**		57	• Three of our outside directors are members of the audit committee.

*	Period: January 1, 2010 ~ December 31, 2010
*	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits.
**	Amount paid to outside directors includes remuneration for Ingoo Han, whose term expired on March 12, 2010.
***	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of non-outside/outside directors for the 12 months ended December 31, 2010.
****	Based on the number of directors as of December 31, 2010.

43

(2)	Stock option

The following table sets forth certain information regarding our stock options as of December 31, 2010.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options*	Number of Exercisable Options*
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

*	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

B.	Employees

As of December 31, 2010, we had 30,117 employees (excluding our executive officers). The total amount of salary paid to our employees for the 12 months ended December 31, 2010 based on cash payment (excluding welfare benefits and retirement expenses) was (Won)1,163,426 million. The following table provides details of our employees as of December 31, 2010:

(Unit: person, in millions of Won)

Details of Employees			Total Salary in 2010*	Per Capita Salary**	Average Service Year
Male	Female	Total
20,995	9,122	30,117	1,282,387	42.49	4.3

*	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the twelve months ended December 31, 2010 was (Won)252,274 million and the per capita welfare benefit provided was (Won)9.2 million.
*	Based on cash payment made in Korea.
*	Includes incentive payments to employees who have transferred from our affiliated companies.
**	Per Capita Salary is calculated using the average number of employees (27,379) for the 12 months ended December 31, 2010.

44

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009

(with Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries (the “Group”) as of December 31, 2010, 2009 and January 1, 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2010, 2009 and January 1, 2009 and of its financial performance and its consolidated cash flows for the years ended December 31, 2010 and 2009, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the consolidated financial statements, the European Commission issued a decision finding that LG Display Co., Ltd. engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million on December 8, 2010. As of December 31, 2010, LG Display Co., Ltd., along with its subsidiaries, is under investigations by Korea Fair Trade Commission in Korea and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, LG Display Co., Ltd., along with its subsidiaries, has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 24, 2011

This report is effective as of February 24, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2010, 2009 and January 1, 2009

(In millions of Won)	Note	December 31, 2010		December 31, 2009	January 1, 2009

Assets
Cash and cash equivalents	6	(Won)	1,631,009	817,982	1,352,752
Deposits in banks	6, 13		1,503,000	2,500,000	2,055,000
Trade accounts and notes receivable, net	7, 13, 19, 22		3,000,661	2,950,245	2,014,700
Other accounts receivable, net	7, 13		256,028	127,340	127,085
Other current financial assets	9, 13		35,370	3,856	26,526
Inventories	8		2,215,217	1,667,780	1,136,672
Other current assets	7		199,148	158,939	220,127

Total current assets			8,840,433	8,226,142	6,932,862

Investments in equity accounted investees	10		325,532	282,450	89,047
Other non-current financial assets	9, 13		83,246	145,970	183,476
Deferred tax assets	30		1,074,853	926,219	608,319
Property, plant and equipment, net	11, 23		12,815,401	9,596,497	9,242,378
Intangible assets, net	12, 23		539,901	352,393	204,441
Other non-current accounts receivable	7, 13		11,045	11,311	25,057
Other non-current assets	7, 13		167,247	162,495	176,269

Total non-current assets			15,017,225	11,477,335	10,528,987

Total assets		(Won)	23,857,658	19,703,477	17,461,849

Liabilities
Trade accounts and notes payable	22	(Won)	2,961,995	2,031,422	988,012
Current financial liabilities	14		2,100,979	2,007,332	1,170,285
Other accounts payable			2,592,527	1,596,135	2,043,570
Accrued expenses			373,717	300,412	203,374
Income tax payable			153,890	145,326	294,494
Provisions			634,815	362,443	51,424
Other current liabilities	18		63,906	52,001	32,944

Total current liabilities			8,881,829	6,495,071	4,784,103

Non-current financial liabilities	14		2,542,900	2,076,160	2,870,265
Non-current provisions			8,773	5,611	10,097
Deferred tax liabilities	30		6,640	—	—
Employee benefits	17		78,715	84,297	75,402
Long-term advance received	19		945,287	583,800	—
Other non-current liabilities	18		332,547	418,789	554,075

Total non-current liabilities			3,914,862	3,168,657	3,509,839

Total liabilities			12,796,691	9,663,728	8,293,942

Equity
Share capital	21		1,789,079	1,789,079	1,789,079
Share premium			2,251,113	2,251,113	2,251,113
Reserves	21		(35,298)	(51,005)	1,580
Retained earnings			7,031,163	6,050,562	5,126,135

Total equity attributable to equity holders of the Company			11,036,057	10,039,749	9,167,907

Non-controlling interest			24,910	—	—

Total equity			11,060,967	10,039,749	9,167,907

Total liabilities and equity		(Won)	23,857,658	19,703,477	17,461,849

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2010 and 2009

(In millions of Won, except earnings per share)	Note	2010		2009

Revenue	22, 23, 24	(Won)	25,511,535	20,037,701
Cost of sales	8, 22		(21,780,880)	(17,476,995)

Gross profit			3,730,655	2,560,706

Other income	25		1,483,443	1,365,554
Selling expenses	16		(846,376)	(712,580)
Administrative expenses	16		(521,035)	(325,325)
Research and development expenses			(674,684)	(407,857)
Other expenses	25		(1,861,531)	(1,470,146)

Results from operating activities			1,310,472	1,010,352

Finance income	28		240,988	332,721
Finance costs	28		(288,472)	(343,855)
Other non-operating loss, net			(15,611)	(6,475)
Equity income on investments, net			18,192	20,217

Profit before income tax			1,265,569	1,012,960
Income tax expense (benefit)	29		106,335	(104,818)

Profit for the period			1,159,234	1,117,778

Other comprehensive income
Net change in fair value of available-for-sale financial assets	28		12,063	(24,367)
Net change in fair value of cash flow hedges transferred to profit or loss	28		—	2,534
Defined benefit plan actuarial gain or loss	17		4,480	(18,927)
Cumulative translation differences	28		6,735	(37,175)
Gain on sales of own shares of associate accounted for using the equity method			810	—
Income tax on other comprehensive income	29		(5,107)	10,907

Other comprehensive loss for the period, net of income tax			18,981	(67,028)

Total comprehensive income for the period		(Won)	1,178,215	1,050,750

Profit attributable to:
Owners of the Company			1,156,343	1,117,778
Non-controlling interest			2,891	—

Profit for the period		(Won)	1,159,234	1,117,778

Total comprehensive income attributable to:
Owners of the Company			1,175,216	1,050,750
Non-controlling interest			2,999	—

Total comprehensive income for the period		(Won)	1,178,215	1,050,750

Earning per share
Basic earnings per share	31	(Won)	3,232	3,124

Diluted earnings per share	31	(Won)	3,152	3,124

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

For the years ended December 31, 2010 and 2009

(In millions of Won)	Share capital		Share premium	Gain on sales of own shares of associates	Translation reserve	Hedging reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity

Balances at January 1, 2009	(Won)	1,789,079	2,251,113	—	—	(1,920)	3,500	5,126,135	—	9,167,907

Total comprehensive income for the period
Profit for the period		—	—	—	—	—	—	1,117,778	—	1,117,778

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	(18,136)	—	—	(18,136)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	1,920	—	—	—	1,920
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	(14,443)	—	(14,443)
Cumulative translation differences		—	—	—	(36,369)	—	—	—	—	(36,369)

Total other comprehensive income (loss)		—	—	—	(36,369)	1,920	(18,136)	(14,443)	—	(67,028)

Total comprehensive income (loss) for the period	(Won)	—	—	—	(36,369)	1,920	(18,136)	1,103,335	—	1,050,750

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)

Balances at December 31, 2009	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	—	—	—	1,156,343	2,891	1,159,234

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	9,076	—	—	9,076
Cumulative translation differences		—	—	—	5,821	—	—	—	108	5,929
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	3,166	—	3,166
Gain on sales of own shares of associates accounted for using the equity method		—	—	810	—	—	—	—	—	810

Total other comprehensive income (loss)		—	—	810	5,821	—	9,076	3,166	108	18,981

Total comprehensive income (loss) for the period	(Won)	—	—	810	5,821	—	9,076	1,159,509	2,999	1,178,215

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	21,911	21,911

Balances at December 31, 2010	(Won)	1,789,079	2,251,113	810	(30,548)	—	(5,560)	7,031,163	24,910	11,060,967

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009

Cash flows from operating activities:
Profit for the period		(Won)	1,159,234	1,117,778
Adjustments for:
Income tax expense (benefit)	29		106,335	(104,818)
Depreciation	11		2,756,532	2,778,727
Amortization of intangible assets	12		168,846	63,339
Gain on disposal of intangible assets			—	(9)
Gain on foreign currency translation			(119,880)	(159,293)
Loss on foreign currency translation			85,263	31,844
Impairment loss on property, plant and equipment			—	664
Gain on disposal of property, plant and equipment			(1,387)	(486)
Loss on disposal of property, plant and equipment			415	234
Finance income			(165,465)	(217,657)
Finance costs			167,843	185,392
Equity income on investments, net			(18,192)	(20,217)
Other income			(23,913)	(52,357)
Other expenses			708,718	575,829
Other non-operating loss			275	—

			4,824,624	4,198,970

Change in trade accounts and notes receivable			(81,196)	(912,427)
Change in other accounts receivable			(13,442)	(48,311)
Change in other current assets			(50,310)	7,483
Change in inventories			(510,332)	(531,108)
Change in other non-current accounts receivable			267	626
Change in other non-current assets			(54,146)	(37,859)
Change in trade accounts and notes payable			966,567	1,021,864
Change in other accounts payable			(30,419)	48,005
Change in accrued expenses			68,948	123,666
Change in other current liabilities			11,654	128,158
Change in long-term advance received			379,105	695,500
Change in other non-current liabilities			10,231	(4,214)
Change in provisions			(290,536)	(125,817)
Change in defined benefit obligation	17		(103,716)	(91,005)

Cash generated from operating activities			5,127,299	4,473,531
Income tax paid			(242,389)	(363,773)
Interest received			110,812	171,861
Interest paid			(112,190)	(128,313)

Net cash from operating activities		(Won)	4,883,532	4,153,306

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009

Cash flows from investing activities:
Dividends received		(Won)	33,772	557
Proceeds from withdrawal of deposits in banks			5,400,000	3,555,000
Increase in deposits in banks			(4,403,000)	(4,000,000)
Acquisition of investments in equity accounted investees			(72,316)	(186,477)
Proceeds from disposal of investments in equity accounted investees			20,530	—
Acquisition of property, plant and equipment			(4,942,360)	(3,761,424)
Proceeds from disposal of property, plant and equipment			1,887	7,850
Acquisition of intangible assets			(227,663)	(202,649)
Proceeds from disposal of intangible assets			—	11
Grant received			46	2,550
Payment for settlement of derivatives			(14,781)	50,946
Proceeds from short-term loans			42	23
Acquisition of other non-current financial assets			(52,205)	(32,817)
Proceed from disposal of other non-current financial assets			11,417	2,106
Acquisition of business	33		(270,536)	—

Net cash used in investing activities			(4,515,167)	(4,564,324)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,422,669	879,117
Repayment of short-term borrowings			(1,007,485)	(727,938)
Issuance of debentures			1,117,437	498,020
Redemption of debentures			—	(400,000)
Proceeds from long-term debt			477,064	370,299
Repayment of long-term debt			(120,000)	—
Repayment of current portion of long-term debt			(1,324,562)	(557,612)
Increase in minority interest			21,911	—
Payment of cash dividend	21		(178,908)	(178,908)

Net cash provided (used) in financing activities			408,126	(117,022)

Net increase (decrease) in cash and cash equivalents			776,491	(528,040)
Cash and cash equivalents at 1 January			817,982	1,352,752
Effect of exchange rate fluctuations on cash held			36,536	(6,730)

Cash and cash equivalents at the reporting date		(Won)	1,631,009	817,982

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228 Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea, to which the Controlling Company moved in September 2010. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2010, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2010, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2010, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2010, there are 35,763,650 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2010

(In millions)

Subsidiaries	Percentage of ownership	Location	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	USD105
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD Products	JPY95
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd. (*1)	100%	Nanjing, China	July 15, 2002	Manufacture and sell TFT-LCD products	CNY2,254
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o. (*2)	80%	Wroclaw, Poland	September 6, 2005	Manufacture and sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd. (*3)	90%	Guangzhou, China	June 30, 2006	Manufacture and sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	SGD1.4
L&T Display Technology (Xiamen) Limited (*4)	51%	Xiamen, China	January 5, 2010	Manufacture LCD module and TV sets	CNY82
L&T Display Technology (Fujian) Limited (*4)	51%	Fujian, China	January 5, 2010	Manufacture LCD Module and monitor sets	CNY116
LG Display Yantai Co., Ltd. (*5)	100%	Yantai, China	April 19, 2010	Manufacture and sell TFT-LCD products	CNY273
L&I Electronic Technology (Dongguan) Limited (*6)	51%	Dongguan China	September 26, 2010	Manufacture and Sell e-Book devices	CNY33
Image&Materials, Inc. (*7)	100%	Domestic	May 17, 2006	Manufacture EPD materials	KRW1,392
LUCOM Display Technology (Kunshan) Limited (*8)	51%	Kunshan China	December 15, 2010	Manufacture Notebook Borderless Hinge-up	CNY30

(*1)	In July 2009, the Controlling Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process of module production. In accordance with the agreement, the Controlling Company acquired whole shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009. In July 2010, LG Electronics (Nanjing) Plasma Co., Ltd. was merged with LG Display Nanjing Co., Ltd.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries, Continued

(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is based on LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which is reduced to 10% at December 31, 2009 with additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract that is based on LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*4)	In January 2010, the Controlling Company entered into a joint venture agreement with Top Victory Investments Limited, accordingly, L&T Display Technology (Xiamen) Limited (‘L&T XM’) and L&T Display Technology (Fujian) Limited(‘L&T FJ’) were incorporated in Xiamen and Fujian, China, to manufacture LCD module, LCD TV set and LCD monitor set products. The Controlling Company acquired a 51% equity interests in L&T XM and L&T FJ at (Won)7,146 million and (Won)10,123 million, respectively.
(*5)	LG Display Yantai Co., Ltd. was incorporated in Yantai, China, on April 19, 2010, to manufacture and sell TFT-LCD product. As of December 31, 2010, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to (Won)44,628 million as of December 31, 2010.
(*6)	On September 26, 2010, the Controlling Company entered into a joint venture agreement with Iriver Co., Ltd., accordingly, L&I Electronic Technology (Dongguan) Limited (‘L&I’) was incorporated in Dongguan, China, to manufacture and sell e-Book devices. The Controlling Company acquired a 51% equity interest in L&I at (Won)2,885 million.
(*7)	On November 29, 2010, the Controlling Company acquired a 100% equity interest of Image & Materials, Inc., which manufactures Electro Phoresis Display (“EPD”), at (Won)35,000 million. As of December 31, 2010, its capital stock amounted to (Won)1,392 million.
(*8)	In December 2010, the Controlling Company entered into a joint venture agreement with Compal Electronics Inc., accordingly, LUCOM Display Technology (Kunshan) Limited (‘LUCOM’) was incorporated in Kunshan, China, to manufacture notebook borderless hinge-ups (Shuriken). The Controlling Company acquired a 51% equity interest in LUCOM at (Won)2,652 million.

1.	Reporting entity, Continued

(c)	Associates and Jointly Controlled Entities (equity method investees) as of December 31, 2010

(In millions)

Associates and jointly controlled entities	Percentage of ownership	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	51%	October 2008	Manufacture and sell LCD modules and LCD TV set	114,402
Guangzhou New Vision Technology Research and Development Limited	50%	July 2008	R&D on design of LCD modules and LCD TV set	3,540
Global OLED Technology LLC	33%	December 2009	Managing and utilizing OLED patents	47,594
Paju Electric Glass Co., Ltd.	40%	January 2005	Manufacture electric glass for flat-panel displays	45,947
TLI Inc.	12%	October 1998	Manufacture and sell semiconductor parts	16,614
AVACO Co., Ltd.	20%	January 2001	Manufacture and sell equipment for flat-panel displays	6,998
New Optics LTD.	42%	August 2005	Manufacture back light parts for TFT-LCDs	17,261
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)	13%	January 2001	Develop and manufacture the equipment for flat-panel displays	4,037
WooRee LED Co., Ltd.	30%	June 2008	Manufacture LED(*) back light unit packages	12,448
Dynamic Solar Design Co., Ltd.	40%	April 2009	Develop and manufacture equipment for solar battery and flat-panel displays	5,776
RPO, Inc.	26%	November 2005	Develop digital waveguide touch technology	11,268
LB Gemini New Growth Fund No. 16	31%	December 2009	Invest in small and middle sized companies and to benefit from M&A opportunities	7,949
Can Yang Investments Limited	15%	January 2010	Develop and manufacture and sell LEDs	16,999
YAS Co., Ltd.	20%	April 2002	Develop and manufacture deposition equipment for OLEDs	10,124
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20%	August 2010	Manufacture LED Packages	4,575

(*)	LED represents Light Emitting Diode.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). LG Display Co., Ltd. and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Group’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

These are the Group’s first consolidated financial statements prepared in accordance with K-IFRSs No. 1101, First-time adoption of International Financial Reporting Standards, has been applied. An explanation of how the transition to K-IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 34.

The consolidated financial statements were authorized for issue by the Board of Directors on January 21, 2011.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value,

•	financial instruments at fair value through profit or loss measured at fair value,

•	available-for-sale financial assets measured at fair value,

•	liabilities for cash-settled share-based payment arrangements measured at fair value, and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean Won, which is the Controlling Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3(j))

•	Measurement of defined benefit obligations (note 17)

•	Utilization of tax credit carryforwards (note 30)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves attribute to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in associates and jointly controlled entities are initially recognized at cost and accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or loss and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gain or loss, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant amount in the comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

Held-to-maturity financial assets

If the Group has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Group has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Group measures it at its fair value plus, transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans or receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of December 31, 2010, financial liabilities at fair value through profit or loss of the Group consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools, vehicle	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising upon the business combinations is recognized at the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationship, technology, membership and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationship	7
Technology	10
Development costs	(*)
Condominium and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provision

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)	Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Group recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (CODM) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	Business Combination

The business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

3.	Summary of Significant Accounting Policies, Continued

(q)	Business Combination, Continued

The Group measures goodwill at the acquisition date as:

•	The fair value of the consideration transferred; plus

•	The recognized amount of any non-controlling interests in the acquiree; less

•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of preexisting relationships. Such amounts are generally recognized in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

(r)	New Standards and Interpretations Not Yet Adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group beginning on or after January 1, 2011, but the Group has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) K-IFRS No. 1109, ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS No. 1109 divides all financial assets that are currently in the scope of K-IFRS No. 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS No. 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. Management is evaluating the impact that this new standard will have on the Group’s consolidated financial statements.

(ii) Revised IAS 24, ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Group will apply IAS 24 (revised) retrospectively from January 1, 2011. The Company is evaluating the impact that this new standard will have on the Company’s financial statements, if any.

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

4.	Determination of Fair Value, Continued

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flow from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flow from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle payables for the facilities.

5.	Risk management, Continued

(a)	Financial Risk Management, Continued

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group used to hedge the interest rate risk by entering interest swap contracts. The Group does not have any interest swap contract as of December 31, 2010. The fair value of interest rate swap as of December 31, 2009 is as follows:

(In millions of Won)
Type	2009
Loss on valuation of interest rate swap, net	(Won)	3,698
Financial liabilities, net		3,698

(b)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management also monitors the level of dividends to ordinary shareholders.

(In millions of Won)
	December 31, 2010		December 31, 2009
Total liabilities	(Won)	12,796,691	9,663,728
Total equity		11,060,967	10,039,749
Cash and deposits in banks(*)		3,134,009	3,317,982
Borrowings		4,642,923	4,079,731
Liabilities to equity ratio		116%	96%
Net borrowing to equity ratio		14%	8%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Cash and cash equivalents
Demand deposits	(Won)	1,631,009	817,982	1,352,752
Deposits in banks
Time deposits		1,500,000	2,500,000	2,055,000
Restricted cash		3,000	—	—

		1,503,000	2,500,000	2,055,000

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Trade, net	(Won)	2,230,003	2,058,989	1,520,114
Due from related parties		770,658	891,256	494,586

	(Won)	3,000,661	2,950,245	2,014,700

The Group’s accounts and notes receivable amounting to (Won)1,290,234 million (USD1,133 million) and (Won)702,191 million (USD601 million) are sold to financial institutions, but current and outstanding, as of December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009, the Group recognized (Won)9,366 million and (Won)4,307 million, respectively, as loss on disposal of trade accounts and notes receivable.

(b)	Other accounts receivable at the reporting date is as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Non-trade accounts receivable	(Won)	231,843	79,978	36,088
Accrued income		24,093	47,277	90,889
Short-term loans		92	85	108

	(Won)	256,028	127,340	127,085

Non-current assets
Long-term other accounts receivable	(Won)	11,045	11,311	25,057

Due from related parties included in other accounts receivable, as of December 31, 2010, 2009 and January 1, 2009 are (Won)9,005 million, (Won)14,431 million and (Won)4,646 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Advance payments	(Won)	10,947	11,634	398
Prepaid expenses		43,456	44,016	41,361
Value added tax refundable		144,727	95,892	176,379
Others		18	7,397	1,989

	(Won)	199,148	158,939	220,127

Non-current assets
Long-term prepaid expenses	(Won)	166,958	162,495	176,269
Others		289	—	—

	(Won)	167,247	162,495	176,269

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Finished goods	(Won)	978,386	763,181	539,387
Goods in trade		—	—	940
Work-in-process		612,497	544,071	358,091
Raw materials		421,593	228,631	168,188
Supplies		202,741	131,897	70,066

	(Won)	2,215,217	1,667,780	1,136,672

The amount of the inventories recognized as cost (cost of sales) and valuation loss on inventories as cost of sales are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009
Inventories recognized as cost (cost of sales)	(Won)	21,780,880	17,476,995
Valuation loss (reversal) on inventories as cost of sales		57,762	(56,586)

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Available-for-sale financial assets	(Won)	—	—	74
Deposits		26,116	1,119	1,878
Derivatives not used for hedging		9,254	2,737	24,574

	(Won)	35,370	3,856	26,526

Non-current assets
Guarantee deposits with banks	(Won)	13	13	13
Financial assets at fair value through profit or loss		16,804	17,342	—
Available-for-sale financial assets		42,753	109,339	126,455
Deposits		23,676	19,276	17,359
Derivatives not used for hedging		—	—	39,649

	(Won)	83,246	145,970	183,476

9.	Other Financial Assets, Continued

(b)	Financial assets at fair value through profit or loss at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Everlight Electronics Co. Ltd.
Acquisition cost	(Won)	14,404	14,404	—
Fair value		16,804	17,342	—

The financial assets as fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale.

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Debt securities
Government bonds	(Won)	—	—	74

Non-current assets
Debt securities
Government bonds	(Won)	2,346	83	—
Hydis Technologies Co., Ltd.		26,085	—	—
Redeemable convertible preferred stock
HannStar Display Corporation(*)		—	91,394	126,455
Equity securities
Prime View International Co., Ltd. (“PVI”)		9,701	12,912	—
Formosa Epitaxy, Inc. (“Formosa”)		4,509	4,841	—
Other		112	107	—

	(Won)	42,753	109,339	126,529

(*)	In February 2008, in order for the Controlling Company to be supplied with TFT-LCD products stably, the Controlling Company purchased non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The Controlling Company has exercised the put option for total amount of the preferred stocks and recognized the uncollected receivable upon the exercise as other accounts receivables amounting to (Won)123,893 million (TWD3,170 million) in 2010.

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of Won)
	Carrying value
Company	December 31, 2010		December 31, 2009	January 1, 2009
Suzhou Raken Technology Ltd.	(Won)	114,402	97,348	18,328
Paju Electric Glass Co., Ltd.		45,947	35,895	33,175
TLI Inc. (*1)		16,614	14,984	13,116
AVACO Co., Ltd. (*1)		6,998	7,569	8,070
New Optics Ltd.		17,261	11,736	11,789
Guangzhou New Vision Technology Research and Development Limited		3,540	3,996	4,569
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)(*1)		4,037	4,273	—
WooRee LED Co., Ltd.		12,448	12,097	—
Dynamic Solar Design Co., Ltd.		5,776	5,964	—
RPO, Inc.		11,268	14,538	—
Global OLED Technology LLC		47,594	72,250	—
LB Gemini New Growth Fund No.16		7,949	1,800	—
Can Yang Investments Limited		16,999	—	—
YAS Co., Ltd.		10,124	—	—
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,575	—	—

	(Won)	325,532	282,450	89,047

(*1)	Based on quoted market price at December 31, 2010, the fair values of the investments in TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd., which are listed companies on the Korea Exchange, are (Won)15,839 million, (Won)34,021 million and (Won)17,880 million, respectively.

The received dividends from equity accounted investees for the years ended December 31, 2010 and 2009 are amounting to (Won)33,772 million and (Won)557 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a) Summary financial information for investments in joint ventures is as follows:

(In millions of Won)
	December 31, 2010
Company	Ownership (%)	Current assets		Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	809,713	114,772	924,485	691,179	—	691,179	2,101,073	2,063,414	37,659
Guangzhou New Vision Technology Research and Development Limited	50		6,659	422	7,081	2	—	2	172	1,141	(969)
Global OLED Technology LLC (*2)	33		16,197	131,238	147,435	2,020	—	2,020	5,373	16,866	(11,493)

(In millions of Won)
	December 31, 2009
Company	Ownership (%)	Current assets		Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit
Suzhou Raken Technology Ltd. (*1)	51	(Won)	398,750	88,902	487,652	291,561	7	291,568	1,496,137	1,438,521	57,616
Guangzhou New Vision Technology Research and Development Limited	50		7,854	147	8,001	5	4	9	655	109	546
Global OLED Technology LLC (*2)	49		—	147,450	147,450	—	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

(In millions of Won)
	January 1, 2009
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities
Suzhou Raken Technology Ltd. (*1)	51	(Won)	15,299	22,354	37,653	12,255	—	12,255
Guangzhou New Vision Technology Research and Development Limited	50		8,988	167	9,155	17	—	17

(*1)	Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. since the investee is jointly controlled by the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.
(*2)	In December 2009, the Controlling Company entered into a joint venture agreement with its LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. At the time of establishment, the Controlling Company acquired a 49% equity interest in the joint venture and the Controlling Company’s investment in this equity investee was (Won)72,250 million. In June 2010, the Controlling Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Controlling Company’s ownership was reduced from 49% to 33%.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of the financial information for associates at the reporting date is as follows:

(In millions of Won)
	December 31, 2010
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Revenue	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	289,865	173,753	116,112	763,750	10,178
TLI Inc. (*2)	12		134,759	37,821	96,938	82,689	14,079
AVACO Co., Ltd. (*2)	20		113,206	49,913	63,293	205,476	15,622
New Optics Ltd.(*3)	42		211,303	174,725	36,578	718,001	8,114
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*2)	13		92,071	37,143	54,928	197,245	18,392
WooRee LED Co., Ltd.	30		121,330	98,152	23,178	73,001	1,046
Dynamic Solar Design Co., Ltd.	40		6,344	348	5,996	626	(469)
RPO, Inc.	26		11,853	2,968	8,885	376	(9,345)
LB Gemini New Growth Fund No.16(*4)	31		25,939	—	25,939	1,020	(1,081)
Can Yang Investments Limited(*5)	15		111,912	5	111,907	—	(4,462)
YAS Co., Ltd.(*6)	20		22,449	9,056	13,393	4,513	623
Eralite Optoelectronics (Jiangsu) Co., Ltd.(*7)	20		22,927	52	22,875	—	(197)

(In millions of Won)
	December 31, 2009
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Revenue	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	214,221	118,596	95,625	636,989	10,151
TLI Inc. (*2)	13		117,680	39,590	78,090	89,765	19,385
AVACO Co., Ltd. (*2)	20		96,583	48,263	48,320	122,174	9,055
New Optics Ltd.	37		175,152	146,091	29,061	474,886	(882)
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*2)	13		73,471	41,351	32,120	63,136	(19,334)
WooRee LED Co., Ltd.	30		38,509	16,517	21,992	43,814	1,376
Dynamic Solar Design Co., Ltd.	40		7,484	1,019	6,465	—	(297)
RPO, Inc.	26		19,209	494	18,715	156	(6,281)
LB Gemini New Growth Fund No.16(*4)	31		5,874	—	5,874	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

(In millions of Won)
	January 1, 2009
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	185,335	99,767	85,568
TLI Inc. (*2)	13		68,442	12,215	56,227
AVACO Co., Ltd. (*2)	20		67,570	28,464	39,106
New Optics Ltd.	37		129,197	99,800	29,397

(*1)	In November 2010, the Company acquired an additional 1,484,800 common shares of Paju Electric Glass Co., Ltd. at (Won)14,848 million.
(*2)	Although the Controlling Company’s share interests TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investment in these investees have been accounted for using the equity method.
(*3)	In February 2010, the Controlling Company acquired an additional 1,000,000 common shares (5%) of New Optics Ltd. at (Won)2,500 million.
(*4)	The Controlling Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership in December 2009 and the Controlling Company paid (Won)6,480 million for the additional investment in 2010. As of December 31, 2010, the Controlling Company has acquired a 31% equity interest in LB Gemini New Growth Fund No.16 and the agreed total investment amount of the Controlling Company toward the Fund is (Won)30,000 million.
(*5)	In January 2010, the Controlling Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several other investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Group to secure a stable supply of LED chip solutions. The Controlling Company acquired 10,800,000 shares (15%) of the joint venture at (Won)12,433 million and has the right to assign a director to the board of directors of the joint venture. In October 2010, the Controlling Company acquired an additional 4,500,000 common shares of Can Yang Investments Limited at (Won)5,083 million.
(*6)	In September 2010, the Controlling Company acquired 500,000 common shares (20%) of Yas Co., Ltd. at (Won)10,000 million in order to secure a stable supply of components for developing a deposition system of OLED.
(*7)	In August 2010, the Controlling Company entered into a joint venture agreement with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. Accordingly, Eralite Optoelectronics (Jiangsu) Co., Ltd. has been incorporated in order for the Group to secure a stable supply of LED package solutions. The Controlling Company acquired a 20 percent interest of the joint venture at (Won)4,626 million (USD4 million) and has the right to assign a director to the board of directors of the joint venture.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2010 are as follows:

(In millions of Won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in- progress(*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942
Accumulated depreciation as of January 1, 2010		—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)
Accumulated impairment loss as of January 1, 2010		—	—	(415)	(170)	—	(5)	(590)

Book value as of January 1, 2010		394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497
Additions		—	—	—	—	5,870,253	—	5,870,253
Depreciation		—	(175,871)	(2,514,211)	(47,086)	—	(19,364)	(2,756,532)
Recovery of impairment		—	—	415	170	—	5	590
Disposals		(128)	(327)	(1,496)	(217)	—	(54)	(2,222)
Others (*2)		46,958	267,010	4,291,826	113,584	(4,746,762)	27,384	—
Acquisition in the business combination		640	45,678	103,570	27	—	236	150,151
Effect of movements in exchange rates		(656)	(18,225)	(22,083)	(2,112)	(1,066)	(2,262)	(46,404)
Subsidy decrease (increase)		1,344	776	948	—	—	—	3,068

Book value as of December 31, 2010	(Won)	442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401

Acquisition cost as of December 31, 2010	(Won)	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108

Accumulated depreciation as of December 31, 2010	(Won)	—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Accumulated impairment loss as of December 31, 2010	(Won)	—	—	—	—	—	—	—

(*1)	As of December 31, 2010, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2009 are as follows:

(In millions of Won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in- progress(*1)	Others	Total
Acquisition cost as of January 1, 2009	(Won)	383,645	2,755,911	15,281,673	512,503	4,103,732	229,960	23,267,424
Accumulated depreciation as of January 1, 2009		—	(550,695)	(12,871,288)	(423,943)	—	(179,113)	(14,025,039)
Accumulated impairment loss as of January 1, 2009		—	—	(7)	—	—	—	(7)

Book value as of January 1, 2009		383,645	2,205,216	2,410,378	88,560	4,103,732	50,847	9,242,378
Additions		—	—	141	1,136	3,173,254	258	3,174,789
Depreciation		—	(155,209)	(2,539,176)	(64,018)	—	(22,307)	(2,780,710)
Impairment loss		—	—	(481)	(170)	—	(6)	(657)
Disposals		(1,299)	(1,661)	(4,358)	(131)	—	(180)	(7,629)
Others (*2)		12,458	877,421	4,764,952	54,732	(5,690,923)	15,980	34,620
Effect of movements in exchange rates		—	(34,186)	(16,118)	(1,270)	(4,723)	(1,142)	(57,439)
Subsidy decrease (increase)		—	(7,306)	(1,644)	—	95	—	(8,855)

Book value as of December 31, 2009	(Won)	394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497

Acquisition cost as of December 31, 2009	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942

Accumulated depreciation as of December 31, 2009	(Won)	—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)

Accumulated impairment loss as of December 31, 2009	(Won)	—	—	(415)	(170)	—	(5)	(590)

(*1)	As of December 31, 2009, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Capitalized borrowing costs	(Won)	21,412	15,568
Capitalization rate		3.97%	2.39%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets

Changes in intangible assets for the year ended December, 2010 are as follows:

(In millions of Won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (Software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	198,367	44,994	100,672	18,967	—	—	—	13,079	864,761
Accumulated amortization as of January 1, 2010		(426,084)	(57,357)	—	(20,218)	—	—	—	—	(8,709)	(512,368)

Book value as of January 1, 2010		62,598	141,010	44,994	80,454	18,967	—	—	—	4,370	352,393
Additions internally developed		—	—	—	135,347	—	—	—	—	—	135,347
Other additions		19,168	16,810	2,153	—	95,792	—	—	—	4	133,927
Acquisition in the business combination		10	118	—	29,073	—	24,011	11,074	23,912	—	88,198
Amortization (*1)		(10,067)	(61,486)	—	(93,177)	—	(2,300)	(742)	—	(1,074)	(168,846)
Disposals		—	—	—	—	—	—	—	—	—	—
Transfer from construction-in-progress		—	102,337	—	—	(102,337)	—	—	—	—	—
Effect of movements in exchange rates		2	(161)	—	—	(959)	—	—	—	—	(1,118)

Book value as of December 31, 2010	(Won)	71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901

Acquisition cost as of December 31, 2010	(Won)	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Remaining amortization period (year)		7.57	2.20	—	0.75	—	6.33	9.33	—	3.43

(*1)	The Group has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2009 are as follows:

(In millions of Won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (Software)	Others(*2)	Total
Acquisition cost as of January 1, 2009	(Won)	470,056	32,704	33,423	—	107,921	13,072	657,176
Accumulated amortization as of January 1, 2009		(417,745)	(27,353)	—	—	—	(7,637)	(452,735)

Book value as of January 1, 2009		52,311	5,351	33,423	—	107,921	5,435	204,441
Additions internally developed		—	—	—	100,672	—	—	100,672
Other additions		18,648	13,834	11,571	—	66,916	7	110,976
Amortization (*1)		(8,359)	(33,690)	—	(20,218)	—	(1,072)	(63,339)
Disposals		(2)	—	—	—	—	—	(2)
Transfer from construction-in-progress		—	156,830	—	—	(156,830)	—	—
Effect of movements in exchange rates		—	(1,315)	—	—	960	—	(355)

Book value as of December 31, 2009	(Won)	62,598	141,010	44,994	80,454	18,967	4,370	352,393

Acquisition cost as of December 31, 2009	(Won)	488,682	198,367	44,994	100,672	18,967	13,079	864,761

Accumulated amortization as of December 31, 2009	(Won)	(426,084)	(57,357)	—	(20,218)	—	(8,709)	(512,368)

Remaining amortization period (year)		7.77	3.30	—	0.77	—	4.34

(*1)	The Group has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments

(a)	Credit risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009

Cash and cash equivalents	(Won)	1,631,009	817,982	1,352,752
Trade accounts and notes receivable, net		3,000,661	2,950,245	2,014,700
Other accounts receivable, net		256,028	127,340	127,085
Other non-current accounts receivable		11,045	11,311	25,057
Available-for-sale financial assets		42,753	109,339	126,529
Financial assets at fair value through profit or loss		16,804	17,342	—
Deposits		49,792	20,395	19,237
Derivatives not used for hedging		9,254	2,737	64,223
Deposits in banks		1,503,000	2,500,000	2,055,000
Guarantee deposits with banks		13	13	13

	(Won)	6,520,359	6,556,704	5,784,596

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009

Domestic	(Won)	79,275	90,437	53,433
Euro-zone countries		456,145	659,613	430,822
Japan		265,732	222,397	165,699
United States		546,364	499,609	202,972
China		823,020	902,256	482,480
Taiwan		720,918	482,417	421,684
Others		109,207	93,516	257,610

	(Won)	3,000,661	2,950,245	2,014,700

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of Won)
	December 31, 2010			December 31, 2009		January 1, 2009
	Book Value		Impairment loss	Book Value	Impairment loss	Book Value	Impairment loss
Not past due	(Won)	2,905,600	(514)	2,887,013	(343)	1,958,998	(946)
Past due 1-15 days		25,628	(4)	57,637	(6)	50,009	(60)
Past due 16-30 days		43,820	(6)	756	(1)	4,760	(16)
Past due 31-60 days		21,369	(4)	1,421	—	1,356	(7)
More than 60 days		4,776	(4)	3,783	(15)	611	(5)

	(Won)	3,001,193	(532)	2,950,610	(365)	2,015,734	(1,034)

The movement in the allowance for impairment in respect of receivables during the reporting period was as follows:

(In millions of Won)
	2010		2009
Balance at the beginning of the year	(Won)	365	1,034
Bed debt expenses (reversal of allowance for doubtful accounts)		167	(669)

Balance at the end of the year	(Won)	532	365

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(b)	Liquidity risk

(i) The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of December 31, 2010

(In millions of Won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	56,945	61,086	637	637	1,274	58,538	—
Unsecured bank loans		2,673,146	2,723,715	1,342,793	560,391	454,056	363,118	3,357
Unsecured bond issues		1,828,494	2,067,800	240,236	34,936	508,674	1,283,954	—
Financial assets at fair value through profit or loss		84,338	87,773	—	—	87,773	—	—
Trade accounts and notes payables		2,961,995	2,961,995	2,961,995	—	—	—	—
Other accounts payables		2,592,527	2,592,527	2,592,527	—	—	—	—
Other non-current payable		51,409	57,137	—	—	41,143	15,994	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		—	489,080	489,080	—	—	—	—
Inflow		—	(488,124)	(488,124)	—	—	—	—

	(Won)	10,248,854	10,552,989	7,139,144	595,964	1,092,920	1,721,604	3,357

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii) As of December 31, 2010, there is no derivative designated as a cash flow hedge.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2010
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	954	151	342	2	23	8	—
Trade accounts and notes receivable	2,570	7	69	—	14	—	—
Other accounts receivable	10	5	62	3,172	—	—	—
Available-for-sale financial assets	9	—	—	118	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	196	13	12	—	67	1
Trade accounts payable	(1,638)	(15,683)	(90)	—	(2)	—	—
Other accounts payable	(73)	(16,622)	(270)	(18)	(12)	(12)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debts	(1,192)	(71,889)	(412)	—	(48)	—	—
Bonds	(345)	(9,965)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—	—	—

Gross statement of financial position exposure	210	(113,800)	(286)	3,716	(50)	63	1

Forward exchange contracts	(420)	—	—	—	—	—	—

Net exposure	(210)	(113,800)	(286)	3,716	(50)	63	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk, Continued

(In millions)	December 31, 2009
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	360	49	23	19	8	7	—
Trade accounts and notes receivable	2,433	23	—	—	31	—	—
Other accounts receivable	3	7	9	—	—	—	—
Available-for-sale financial assets	11	—	—	2,655	—	—	—
Financial assets at fair value through profit or loss	—	—	—	477	—	—	—
Other assets denominated in Foreign currencies	—	103	8	12	—	—	1
Trade accounts and notes payable	(1,326)	(12,717)	(33)	—	—	—	—
Other accounts payable	(167)	(9,536)	(226)	(35)	(2)	(7)	—
Other non-current accounts payable	(12)	—	—	—	(24)	—	—
Debts	(1,120)	(38,383)	(194)	—	(70)	—	—
Financial liabilities at fair value through profit or loss	(599)	—	—	—	—	—	—

Gross statement of financial position exposure	(417)	(60,454)	(413)	3,128	(57)	—	1

Forward exchange contracts	(175)	—	—	—	—	—	—

Net exposure	(592)	(60,454)	(413)	3,128	(57)	—	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk, Continued

(In millions)	January 1, 2009
	USD	JPY	CNY	TWD	EUR	PLN	HKD
Cash and cash equivalents	427	5,374	459	22	25	53	12
Trade accounts and notes receivable	1,535	1,427	—	—	11	—	—
Other accounts receivable	4	7	3	—	—	—	—
Available-for-sale financial assets	—	—	—	3,294	—	—	—
Other assets denominated in Foreign currencies	10	—	—	—	—	—	—
Trade accounts and notes payable	(511)	(6,384)	(158)	—	(6)	—	—
Other accounts payable	(252)	(40,398)	(254)	(20)	(2)	(10)	—
Other non-current accounts payable	(12)				(24)
Debts	(1,380)	—	(70)	—	(70)	—	—
Financial liabilities at fair value through profit or loss	(507)	—	—	—	—	—	—

Gross statement of financial position exposure	(686)	(39,974)	(20)	3,296	(66)	43	12

Forward exchange contracts	(245)	—	—	—	—	—	—
Currency swap	150	—	—	—	—	—	—

Net exposure	(781)	(39,974)	(20)	3,296	(66)	43	12

Significant exchange rates applied during the reporting periods are as follows:

(In Won)

	Average rate		Reporting date spot rate
	2010	2009	December 31, 2010		December 31, 2009	January 1, 2009
USD	1,156.62	1,276.62	(Won)	1,138.90	1,167.60	1,257.50
JPY	13.20	13.64		13.97	12.63	13.94
CNY	170.84	186.88		172.50	171.06	184.09
TWD	36.71	38.62		39.08	36.29	38.39
EUR	1,533.33	1,774.27		1,513.60	1,674.28	1,776.22
PLN	383.99	410.69		381.77	405.18	426.18
SGD	848.84	876.79		884.00	831.27	875.54
HKD	148.88	164.69		146.35	150.56	162.25

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk, Continued

(ii) Sensitivity analysis

A weakening of the Won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated foreign currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss before tax are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(12,030)	(39,344)	(135,023)	(158,945)
JPY (5 percent weakening)	(79,494)	(78,810)	(62,406)	(62,003)
CNY (5 percent weakening)	(2,463)	—	(5,187)	(1,659)
TWD (5 percent weakening)	7,261	6,410	5,676	4,781
EUR (5 percent weakening)	(3,856)	(4,837)	(10,696)	(13,230)
PLN (5 percent weakening)	1,224	1,405	16	124
SGD (5 percent weakening)	31	—	29	—

A strengthening of the Won against the above currencies as of December 31, 2010 and 2009 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest rate risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2010 is as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Fixed rate instruments
Financial assets	(Won)	3,268,887	3,409,459	3,534,281
Financial liabilities		(1,584,533)	(2,021,981)	(2,093,064)

	(Won)	1,684,354	1,387,478	1,441,217

Variable rate instruments
Financial liabilities	(Won)	(3,058,390)	(2,057,750)	(1,928,842)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(d)	Interest rate risk, Continued

(ii) Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

(iii) Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2010 and 2009, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of Won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2010
Variable rate instruments	(Won)	(30,584)	30,584	(30,584)	30,584

Cash flow sensitivity (net)	(Won)	(30,584)	30,584	(30,584)	30,584

December 31, 2009
Variable rate instruments	(Won)	(20,578)	20,578	(20,578)	20,578
Interest rate swap		592	(592)	592	(592)

Cash flow sensitivity (net)	(Won)	(19,986)	19,986	(19,986)	19,986

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

(In millions of Won)	December 31, 2010			December 31, 2009		January 1, 2009
	Carrying amounts		Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	42,753	42,753	109,339	109,339	126,529	126,529
Financial assets at fair value through profit or loss		16,804	16,804	17,342	17,342	—	—
Interest rate swaps		—	—	63	63	—	—
Cross currency swap		—	—	—	—	39,649	39,649
Other forward exchange contracts		9,254	9,254	2,674	2,674	24,574	24,574

	(Won)	68,811	68,811	129,418	129,418	190,752	190,752

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,631,009	1,631,009	817,982	817,982	1,352,752	1,352,752
Trade accounts and notes receivable		3,000,661	3,000,661	2,950,245	2,950,245	2,014,700	2,014,700
Other accounts receivable		256,028	256,028	127,340	127,340	127,085	127,085
Deposits in banks		1,503,000	1,503,000	2,500,000	2,500,000	2,055,000	2,055,000
Deposits		49,792	49,792	20,395	20,395	19,237	19,237
Others		13	13	13	13	195	195

	(Won)	6,440,503	6,440,503	6,415,975	6,415,975	5,568,969	5,568,969

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	84,338	84,338	699,861	699,861	637,040	637,040
Interest rate swaps		—	—	3,761	3,761	8,017	8,017
Cross currency swap		—	—	—	—	6,576	6,576
Other forward exchange contracts		956	956	—	—	4,051	4,051

	(Won)	85,294	85,294	703,622	703,622	655,684	655,684

Liabilities carried at amortized cost
Secured bank loans	(Won)	56,945	56,945	—	—	—	—
Unsecured bank loans		2,673,146	2,672,790	2,292,146	2,294,969	1,938,692	1,938,676
Unsecured bond issues		1,828,494	1,859,102	1,087,724	1,101,201	1,446,174	1,446,174
Trade accounts and notes payable		2,961,995	2,961,995	2,031,422	2,031,422	988,012	988,012
Other accounts payable		2,592,527	2,592,527	1,596,135	1,596,135	2,043,570	2,043,570
Other non-current liabilities		51,409	55,920	52,972	59,481	53,908	57,479

	(Won)	10,164,516	10,199,279	7,060,399	7,083,208	6,470,356	6,473,911

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Derivatives	3.31%	3.78%	5.59%
Debentures, loans and borrowings	3.58%	3.75%	6.33%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of Won)
	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	16,668	—	26,085	42,753
Financial assets at fair value through profit or loss		16,804	—	—	16,804
Derivative financial assets		—	9,254	—	9,254

	(Won)	33,472	9,254	26,085	68,811

Financial liabilities at fair value through profit or loss	(Won)	—	(956)	—	(956)
Derivative financial liabilities		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

(In millions of Won)
	Level 1		Level 2	Level 3	Total
December 31, 2009
Available-for-sale financial assets	(Won)	17,945	—	91,394	109,339
Financial assets at fair value through profit or loss		—	—	17,342	17,342
Derivative financial assets		—	2,737	—	2,737

	(Won)	17,945	2,737	108,736	129,418

Derivative financial liabilities	(Won)	—	(3,761)	—	(3,761)
Financial liabilities at fair value through profit or loss		(699,861)	—	—	(699,861)

	(Won)	(699,861)	(3,761)	—	(703,622)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values, Continued

(In millions of Won)
	Level 1		Level 2	Level 3	Total
January 1, 2009
Available-for-sale financial assets	(Won)	74	—	126,455	126,529
Derivative financial assets		—	64,223	—	64,223

	(Won)	74	64,223	126,455	190,752

Derivative financial liabilities	(Won)	—	(18,644)	—	(18,644)
Financial liabilities at fair value through profit or loss		(637,040)	—	—	(637,040)

	(Won)	(637,040)	(18,644)	—	(655,684)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the invested companies and by discounting estimated cash flows from stock using yield rate that reflects invested companies’ credit risks. Since the financial assets at fair value through profit or loss of Level 3 became tradable in an active market this year, the level of the financial asset has changed from level 3 to level 1 in 2010.

Changes in Level 3 instruments for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	January 1, 2010		Purchases, disposal and others	Net realized/unrealized gains included in		Transfer to other levels	December 31, 2010
				Profit or loss	Other comprehensive income
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		17,342	—	(538)	—	(16,804)	—

(In millions of Won)	January 1, 2009		Purchases, disposal and others	Net realized/unrealized gains included in		Transfer to other levels	December 31, 2009
				Profit or loss	Other comprehensive income
December 31, 2010
Available-for-sale financial assets	(Won)	126,455	—	(6,658)	(28,403)	—	91,394
Financial assets at fair value through profit or loss		—	14,404	2,906	32	—	17,342

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current
Short-term borrowings	(Won)	1,213,462	770,914	601,068
Current portion of long-term debt		886,561	532,796	553,169
Current portion of convertible bonds		—	699,861	—
Derivatives not used for hedging		956	3,761	16,048

	(Won)	2,100,979	2,007,332	1,170,285

Non-current
Won denominated borrowings	(Won)	19,143	339,922	25,881
Foreign currency denominated borrowings		810,925	1,038,179	1,216,775
Bonds		1,628,494	698,059	987,973
Convertible bonds		84,338	—	637,040
Derivatives not used for hedging		—	—	2,596

	(Won)	2,542,900	2,076,160	2,870,265

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b) Short-term borrowings at the reporting date are as follows:

(In millions of Won, USD, JPY and CNY)

Lender	Annual interest rate as of December 31, 2010 (*1)	December 31, 2010		December 31, 2009		January 1, 2009
Korea Development Bank and others (*2)	LIBOR+0.75%	(Won)	12,139		229,787		601,068
	90% of the Basic Rate published by the People’s Bank of China, 6ML+0.65~1.99%, 3ML+1.8%
China Communication Bank and others	90% of the Basic Rate published by the People’s Bank of China, 6ML+2%, 3ML+1.6%		162,115		—		—
	6ML+0.65~1.9%
Mizuho Bank	3ML+1.1%		55,574		—		—
	3ML+1.6%		97,796		189,423		—
Shinhan Bank and others	6ML+0.65~0.9%		545,419		220,140		—
	5.29%		711		—		—
Bank of Tokyo-Mitsubishi UFJ	3ML+1.0%		69,854		63,141		—
	6ML+1.2%		69,854		—		—
Korea Exchange Bank	6ML+1.18%		—		34,027		—
Woori Bank	5.13%		200,000		—		—
Other related party	1.15%		—		34,396		—

		USD	95	USD	245	USD	478
Foreign currency equivalent		JPY	63,889	JPY	38,383		—
		CNY	71		—		—

		(Won)	1,213,462		770,914		601,068

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(*2)	The amount of current and outstanding trade accounts and notes receivable, arising from the Controlling Company’s export sales to the Controlling Company’s subsidiaries, sold to financial institutions by the Controlling Company is JPY869 million ((Won)12,139 million) as of December 31, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the year ended December 31, 2010, the Group has recognized (Won)603 million as interest expense in relation to the short-term borrowings resulting from the sale of accounts receivable.

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of Won)
Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
The Export-Import Bank of Korea	6.08%	(Won)	—	—	9,850
	3-year Korean Treasury
Shinhan Bank	Bond rate less 1.25%		16,008	18,380	18,982
	KDBBIR+0.77%		—	7,500	37,500
Korea Development Bank	KDBBIR+3.29%		—	120,000	—
	5.43%		—	200,000	—
	3-year Korean Treasury
Woori Bank	Bond rate less 1.25%		4,048	3,914	—
	2.75%		2,883	—	—
Hana Bank	1.23%, 4.18%		300	—	—
Less current portion of long-term debt			(4,096)	(9,872)	(40,451)

		(Won)	19,143	339,922	25,881

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of Won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009		January 1, 2009
China Communication Bank and others	6ML+0.68~1.99% 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	145,917		249,034		277,867
The Export-Import Bank of Korea	6ML+0.69%		51,251		58,380		62,875
	6ML+1.78%		56,945		—		—
Korea Development Bank	3ML+0.66%~2.79%		271,212		163,464		176,050
	3ML+0.35~0.53%		455,560		467,040		503,000
Kookmin Bank and others	6ML+0.41%		227,780		233,520		251,500
Sumitomo Bank Ltd.	3ML+1.80%		284,725		—		—

		USD	1,097	USD	875	USD	902
		CNY	341	CNY	194	CNY	70
Foreign currency equivalent		EUR	48	EUR	70	EUR	70
		JPY	8,000		—		—

Less current portion of long-term debt			(682,465)		(133,259)		(54,517)

		(Won)	810,925		1,038,179		1,216,775

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of Won and USD)
	Maturity	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009		January 1, 2009

Local currency debentures(*)
Publicly issued debentures	November 2012~ December 2015	4.77~5.89%	(Won)	1,100,000		890,000		850,000
Privately issued debentures	May 2011	5.30%		200,000		200,000		600,000
Less discount on debentures				(3,699)		(2,276)		(3,826)
Less current portion of debentures				(200,000)		(389,665)		(458,201)

			(Won)	1,096,301		698,059		987,973

Foreign currency debentures(*)
Floating-rate bonds	August 2012 ~ April 2013	3ML+1.80~2.40%	(Won)	538,323		—		—

Foreign currency equivalent			USD	350		—		—
			JPY	10,000		—		—

Less discount on bonds				(6,130)		—		—

			(Won)	532,193		—		—

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	84,338		699,861		637,040

Foreign currency equivalent			USD	74	USD	599	USD	507

Less current portion of convertible bonds				—		(699,861)		—

			(Won)	84,338		—		637,040

			(Won)	1,712,832		698,059		1,625,013

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Group redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new publicly and privately issued debentures amounting to (Won)600,000 million, JPY10,000 million and USD350 million for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,075
Issued amount	USD550 million
Residual amount after put options exercised	USD66 million
Fair value as of December 31, 2010	USD74 million
Amount at maturity	USD77 million

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Group repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Group is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows, Continued:

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	December 31, 2010		December 31, 2009	January 1, 2009

Convertible bonds (*)	(Won)	61,617,600,000	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,075	48,251	48,760
Common shares to be issued		1,281,697	10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million and USD550 million as of December 31, 2010 and 2009, respectively.

(g)	Aggregate maturities of the Group’s financial liabilities as of December 31, 2010 are as follows:

(In millions of Won)
Period	Local currency long-term debt		Foreign currency long-term debt	Local currency debentures	Foreign currency debentures	Total

Within 1 year	(Won)	4,096	682,465	200,000	—	886,561
1~5 year		15,945	810,925	1,628,494	84,338	2,539,702
Thereafter		3,198	—	—	—	3,198

	(Won)	23,239	1,493,390	1,828,494	84,338	3,429,461

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Changes in inventories	(Won)	(547,436)	(531,108)
Purchase of raw material and merchandise		16,490,526	12,844,666
Depreciation and amortization		2,925,379	2,842,066
Labor costs		1,912,188	1,388,974
Supplies and others		1,057,995	786,213
Outsourcing fee		103,424	55,106
Shipping costs		414,563	420,487
Utility expense		480,605	373,117
Fees and commissions		372,096	326,621
A/S expenses		190,018	130,742
Others		734,239	583,723

	(Won)	24,133,597	19,220,607

Total expenses, except exchange differences, consist of cost of sales, selling, administrative, research and development expenses and others.

For the year ended December 31, 2010, other income and other expenses contained exchange differences amounting to (Won)1,465,830 million and (Won)1,550,909 million, respectively (the year ended December 31, 2009 : (Won)1,336,721 million and (Won)1,172,296 million, respectively).

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Salaries	(Won)	206,768	160,442
Expenses related to defined benefit plan		14,268	8,394
Other employee benefit		54,564	40,534
Shipping costs		332,046	350,352
Fees and commissions		99,478	82,430
Depreciation		142,963	44,405
Taxes and dues		24,267	9,153
Advertising		87,945	59,545
Sales promotion		7,151	8,124
A/S expenses		190,018	130,742
Others		207,943	143,784

	(Won)	1,367,411	1,037,905

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits

The Group maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009

Present value of partially funded defined benefit obligations	(Won)	360,540	260,166	206,703
Fair value of plan assets		(281,825)	(175,869)	(131,301)

	(Won)	78,715	84,297	75,402

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	2010		2009

Opening defined benefit obligations	(Won)	260,166	206,703
Current service cost		87,928	63,292
Interest cost		14,711	14,731
Actuarial losses on plan liabilities (before tax)		(2,983)	20,386
Benefit payment		(13,866)	(46,589)
Transfers from related parties		1,806	1,643
Past service cost (*)		12,778	—

Closing defined benefit obligations	(Won)	360,540	260,166

(*)	The Group adopted a defined benefit plan at date of January 2, 2010 and recognized all past service immediately.

Defined benefit obligations are discounted using the rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Opening fair value of plan assets	(Won)	175,869	131,301
Expected return on plan assets		12,946	4,911
Actuarial gains on plan assets (before tax)		1,497	1,495
Contributions by employer directly to plan assets		100,000	63,000
Contributions directly from employer cash flow		5,379	21,634
Benefit payment		(13,866)	(46,472)

Closing fair value of scheme assets	(Won)	281,825	175,869

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Deposits with financial institution	(Won)	281,825	175,869	131,301

(e)	Expenses recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	2010		2009
Current service cost	(Won)	87,928	63,292
Interest cost		14,711	14,731
Expected return on plan assets		(12,946)	(4,911)
Past service cost		12,778	—

	(Won)	102,471	73,112

The expense is recognized in the following line items in the statement of comprehensive income:

(In millions of Won)	2010		2009
Cost of sales	(Won)	81,225	60,202
Selling expenses		6,268	3,869
Administrative expenses		7,531	4,484
Research and development expenses		7,447	4,557

	(Won)	102,471	73,112

(f)	Cumulative amount of actuarial gain and loss recognized in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)	2010		2009
Cumulative amount at January 1	(Won)	(14,443)	—
Recognized during the period		3,166	(14,443)

Cumulative amount at December 31	(Won)	(11,277)	(14,443)

The defined benefit obligations are initially recognized at January 1, 2009 by actuarial calculation on the first time adoption of K-IFRS.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions for the reporting period (expressed as weighted averages) are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Expected rate of salary increase	5.6%	7.0%	7.0%
Discount rate for defined benefit obligations	5.5%	5.9%	7.1%
Expected long-term rate of return on assets	4.4%	6.7%	3.7%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2010	December 31, 2009	January 1, 2009
The twenties	Males	0.02%	0.07%	0.07%
	Females	0.01%	0.04%	0.04%
The thirties	Males	0.02%	0.08%	0.08%
	Females	0.01%	0.04%	0.04%
The forties	Males	0.04%	0.16%	0.16%
	Females	0.02%	0.07%	0.07%
The fifties	Males	0.09%	0.44%	0.44%
	Females	0.05%	0.16%	0.16%

The overall expected long-term rate of return on assets is 4.4 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

18.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009

Current liabilities
Advances received	(Won)	44,879	30,805	17,155
Withholdings		18,554	20,881	15,675
Share-based payment liabilities		473	315	114

	(Won)	63,906	52,001	32,944

Non-current liabilities
Long-term accrued expenses	(Won)	10,041	10,980	16.471
Other long-term employee benefits		16,031	7,615	—
Long-term unearned revenues		—	88	18,440
Long-term other accounts payable		306,475	400,106	519,164

	(Won)	332,547	418,789	554,075

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,425 million ((Won)1,622,933 million) in connection with its export sales transactions. As of December 31, 2010, accounts and notes receivable amounting to JPY869 million ((Won)12,139 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)683,340 million). The Controlling Company joined this program in April 2007. For the year ended December 31, 2010, no accounts and notes receivable were sold under this program

The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivables with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions.

LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, has an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)284,725 million). As of December 31, 2010, accounts and notes receivable amounting to USD235 million ((Won)267,642 million) were sold but are not past due. LG Display Taiwan Co., Ltd. has an agreement with Taishin International Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD710 million ((Won)808,619 million). As of December 31, 2010, accounts and notes receivable amounting to USD272 million ((Won)309,781 million) were sold but are not past due. In addition, LG Display Taiwan Co., Ltd. has agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD31 million ((Won)35,306 million) and USD260 million ((Won)296,114million), respectively. As of December 31, 2010, accounts and notes receivable amounting to USD26 million ((Won)29,611 million) and USD100 million ((Won)113,890 million) were sold but are not past due, respectively. LG Display Shanghai Co., Ltd. has an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD100 million ((Won)113,890 million). As of December 31, 2010, accounts and notes receivable amounting to USD74 million ((Won)84,279 million) were sold but are not past due. In July 2010, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited. As of December 31, 2010, accounts and notes receivable amounting to USD176 million ((Won)200,446 million) are sold, but current and outstanding. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)284,725 million). As of December 31, 2010, accounts and notes receivable amounting to USD250 million ((Won)284,725 million) were sold but are not past due. In addition, the Controlling Company has an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD100 million ((Won)113,890 million). As of December 31, 2010, the amount of accounts and notes receivable sold but not past due is zero. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2010, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)125,279 million), USD20 million ((Won)22,778 million) with China Construction Bank, USD210 million ((Won)239,169 million) with Shinhan Bank, JPY14,154 million ((Won)197,743 million) with Woori Bank, USD80 million ((Won)91,112 million) with Bank of China, USD104 ((Won)118,446 million) million with Hana Bank and JPY11,598 million ((Won)162,027 million) with Sumitomo Mitsui Banking Corporation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments, Continued

Payment guarantees

The Controlling Company receives a payment guarantee amounting to USD8.5 million ((Won)9,681 million) from Royal Bank of Scotland in connection with value added tax payments in Poland. As of December 31, 2010, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR48 million ((Won)73,351 million) term loan credit facility of LG Display Poland Sp. zo.o. LG Display Poland Sp. zo.o. is provided with a payment guarantee amounting to PLN250 million ((Won)95,443 million) by Nordea Bank and others for the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to Nordea Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and other subsidiaries’ term loan credit facilities with an aggregate amount of USD17 million ((Won)19,361 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD203 million ((Won)231,197 million), EUR3.6 million ((Won)5,449 million), JPY6,700 million ((Won)93,604 million), and CNY58 million ((Won)10,005 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD5 million ((Won)5,695 million), JPY1,300 million ((Won)18,162 million), CNY2,225 million ((Won)383,813 million) and PLN250 million ((Won)95,443 million) respectively, for their local tax payments.

License agreements

As of December 31, 2010, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In January 2009, April and December 2010, the Controlling Company entered into long-term supply agreements with Apple, Inc. to supply LCD panels for five years, respectively. In connection with the agreements, the Controlling Company received long-term advances of USD830 million ((Won)945,287 million) from Apple, Inc. in aggregate, which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD200 million ((Won)227,780 million) from Industrial Bank of Korea relating to a long-term advances received from Apple, Inc.

Pledged Assets

The Controlling Company pledged a part of its OLED machinery to the Export-Import Bank of Korea regarding the loan of credit up to USD50 million ((Won)56,945 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Group in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Group for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Group had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Company filed a motion for reconsideration as to the court’s findings on the AU Optronics Corp.’s patents and the Company’s patents respectively. However, the final judgment has not yet been rendered. Once all findings by the Court have been issued, the Group will review all available options including appeal. The Group is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Group is unable to predict the ultimate outcome of this case.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies, Continued

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Controlling Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. On December 8, 2010, the European Commission issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In January 2011, a hearing was held regarding the Canadian direct and indirect purchasers’ motion for class certification. The court has not yet ruled on the motion.

Additionally separate claims were filed by AT&T Corp., Motorola, Inc., Best Buy Co., Inc. and their respective related entities, all of which have been transferred to the MDL Proceedings. In addition, several state governments including the state of New York filed claims against the Controlling Company and other LCD panel manufacturing companies.

In February 2007, regarding the anti-competitive practices in LCD panel pricing, the Controlling Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Controlling Company, alleging that the Controlling Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934. In May 2010, the Controlling Company reached an agreement in principle with the class plaintiffs to settle the action, and a fairness hearing will be held on March 17, 2011 regarding the settlement.

While the Controlling Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Controlling Company. The Controlling Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Controlling Company. Some of the information usually required by K-IFRS 1037 Provision, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2010 to December 31, 2010.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

The Controlling Company paid dividends of (Won)178,908 million ((Won)500 per share) in 2010 and the dividends of (Won)178,908 million ((Won)500 per share) is determined by the board of directors in 2011 but have not been paid yet. There are no income tax consequences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

22.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Short-term benefits	(Won)	2,183	1,943
Expenses related to Defined benefit plan		360	272
Other long-term benefits		606	501

	(Won)	3,149	2,716

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	Sales and others			Purchases and others
	2010		2009	2010	2009
Subsidiaries	(Won)	21,025,952	17,521,399	3,237,224	790.839
Joint ventures		1,163,265	839,290	27,605	3,279
Associates		7	16	1,550,269	1,142,932
LG Electronics		5,845,037	4,652,913	555,569	230,238
Other related parties		174,521	479,652	317,837	768,977

	(Won)	28,208,782	23,493,270	5,688,504	2,936,265

Account balances with related parties at the reporting date are as follows:

(In millions of Won)
	Trade accounts and notes receivable and others				Trade accounts and notes payable and others
	December 31, 2010		December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Subsidiaries	(Won)	3,609,801	2,713,663	1,257,958	405,814	108,156	279,572
Joint ventures		145,093	109,572	9,943	478,009	297,717	—
Associates		—	3	1	243,357	164,268	58,222
LG Electronics		634,570	719,798	442,943	138,484	51,738	82,370
Other related parties		—	76,314	46,345	3,870	103,740	94,680

	(Won)	4,389,464	3,619,350	1,757,190	1,269,534	725,619	514,844

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

23.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

Export sales represent approximately 93.3% of total sales for the year ended December 31, 2010.

The following is a summary of sales by region based on the location of the customers for the year ended December 31, 2010 and 2009.

(a)	Revenue by geography

(In millions of Won)
Region	2010		2009
Domestic	(Won)	1,705,130	1,204,621
Foreign
China		14,076,853	10,503,680
Asia (excluding China)		2,752,117	2,086,808
United States		2,852,204	2,491,439
Europe		4,125,231	3,751,153

	(Won)	25,511,535	20,037,701

Sales to LG Electronics constituted 22.9% of total revenue for the year ended December 31, 2010 (the year ended December 31, 2009: 23.2%). The Group’s top ten end-brand customers together accounted for 75.8% of the sales for the year ended December 31, 2010 (the year ended December 31, 2009: 76.5%)

(b)	Non-current assets by geography

(In millions of Won)
	December 31, 2010
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	11,690,716	520,152
Foreign
China		945,864	19,105
Others		178,821	644

Sub total	(Won)	1,124,685	19,749

Total	(Won)	12,815,401	539,901

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

23.	Geographic and Other Information, Continued

(b)	Non-current assets by geography, Continued

(In millions of Won)
	December 31, 2009
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	8,730,263	340,885
Foreign
China		601,913	10,058
Others		264,321	1,450

Sub total	(Won)	866,234	11,508

Total	(Won)	9,596,497	352,393

(In millions of Won)
	January 1, 2009
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	8,431,214	199,087
Foreign
China		522,876	2,696
Others		288,288	2,658

Sub total	(Won)	811,164	5,354

Total	(Won)	9,242,378	204,441

(c)	Revenue by product

(In millions of Won)
Product	2010		2009
Panels for:
Notebook computers	(Won)	4,424,440	3,567,522
Desktop monitors		5,389,736	4,639,506
TFT-LCD televisions		14,078,665	10,965,318
Mobile and others		1,618,694	865,355

	(Won)	25,511,535	20,037,701

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

24.	Revenue

Details of revenue for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Sales of goods	(Won)	25,467,963	19,989,116
Royalty		22,552	22,024
Others		21,020	26,561

	(Won)	25,511,535	20,037,701

25.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Rental income	(Won)	4,305	4,116
Foreign currency gain		1,465,830	1,336,721
Gain on disposal of investments, net		—	11
Gain on disposal of property, plant and equipment		1,387	486
Gain on disposal of intangible assets		—	9
Reversal of allowance for doubtful accounts for other receivables		—	548
Others		11,921	23,663

	(Won)	1,483,443	1,365,554

(b)	Details of other expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Other bad debt expenses	(Won)	65	2
Foreign currency loss		1,550,909	1,172,296
Loss on disposal of property, plant and equipment		415	234
Impairment loss on property, plant, and equipment		—	664
Anti-trust related expenses and others		310,142	296,950

	(Won)	1,861,531	1,470,146

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Salaries and wages	(Won)	1,569,137	1,140,809
Other employee benefits		297,366	194,901
Contributions to National Pension plan		40,553	31,308
Expenses related to defined benefit plan		102,471	73,112
Cash-settled share-based payment		157	201

	(Won)	2,009,684	1,440,331

27.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangement as of December 31, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

27.	Share-based Payment, Continued

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2010 and 2009 are as follows:

(In number of shares)
	2010	2009

Balance at beginning of year	110,000	110,000
Forfeited or cancelled	—	—
Outstanding at end of year	110,000	110,000
Exercisable at end of year	110,000	110,000

(c)	In connection with the Group’s first adoption of K-IFRS, the Group accounted for SARs at its fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2010	December 31, 2009	January 1, 2009
Risk free rate (*1)	2.89%	3.48%	3.26%
Expected term (*2)	1.0 year	1.1 year	1.3 year
Expected volatility	35.20%	55.57%	53.20%
Expected dividends (*3)	0%	0%	0%
Fair value per share	(Won)4,296	(Won)2,865	(Won)1,039
Total carrying amount of liabilities (*4)	(Won)472,527,182	(Won)315,126,395	(Won)114,300,015

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2010, the remaining contractual life is 15 months and the expected term is determined as 1 year.
(*3)	The Controlling Company did not pay any dividends from 2000 to 2006 and, accordingly, expected dividend used is 0% despite recent dividend yields of 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009, respectively.
(*4)	As of December 31, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Group recognized stock compensation cost of (Won)157 million as administrative expenses for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

28.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Finance income
Interest income of financial assets measured at amortized cost	(Won)	90,129	119,642
Interest income of available-for-sale securities		1,074	3,285
Dividend income		48	—
Foreign currency gain		146,563	206,592
Gain on sale of Investments in equity accounted investees		2,506	295
Gain on valuation of financial assets at fair value through profit or loss		668	2,907

	(Won)	240,988	332,721

Finance costs
Interest expense of financial liabilities measured at amortized costs	(Won)	99,659	112,632
Foreign currency loss		170,307	108,483
Loss on sale of available-for-sale securities		854	5
Loss on redemption of debentures		4,138	173
Loss on valuation of financial assets at fair value through profit or loss		1,729	—
Loss on valuation of financial liabilities as fair value through profit or loss		2,419	108,363
Loss on derivatives		—	9,727
Loss on sale of trade accounts and notes receivable		9,366	4,307
Loss on sale of investments in equity accounted investees		—	165

	(Won)	288,472	343,855

(b)	Finance income and costs recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Change in cumulative translation adjustments	(Won)	6,735	(37,175)
Loss on valuation of available-for-sale securities		12,063	(24,367)
Gain on cash flow hedges		—	2,534
Tax effect		(3,793)	6,423

	(Won)	15,005	(52,585)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense

(a)	Details of Income tax benefit for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Current tax expense	(Won)	253,436	202,174
Deferred tax benefit		(147,101)	(306,992)

Income tax expense	(Won)	106,335	(104,818)

(b)	Income tax recognized directly in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)	2010
	Before tax		Tax benefit (expense)	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,063	(2,987)	9,076
Defined benefit plan actuarial loss		4,480	(1,314)	3,166
Cumulative translation differences		6,735	(806)	5,929
Gain on sales of own shares of associated accounted for using the equity method		810	—	810

	(Won)	24,088	(5,107)	18,981

(In millions of Won)	2009
	Before tax		Tax benefit (expense)	Net of tax
Loss on valuation of available-for-sale securities	(Won)	(24,367)	6,231	(18,136)
Defined benefit plan actuarial loss		(18,927)	4,484	(14,443)
Cumulative translation differences		(37,175)	806	(36,369)
Gain on valuation of cash flow hedges		2,534	(614)	1,920

	(Won)	(77,935)	10,907	(67,028)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense, Continued

(c)	Reconciliation of effective tax rate at the reporting date is as follows:

(In millions of Won)
	2010				2009
Profit for the period	(Won)			1,159,234			1,117,778
Income tax expense (benefit)				106,335			(104,818)

Profit excluding income tax	(Won)			1,265,569			1,012,960

Income tax using the Controlling Company’s domestic tax rate		24.20%	(Won)	306,268	24.20%	(Won)	245,136
Effect of tax rates in foreign jurisdictions		1.24%		15,732	1.87%		18,981
Non-deductible expenses		7.69%		97,268	3.58%		36,268
Tax credits		(24.33%)		(307,911)	(37.07%)		(375,544)
Change in tax rates		(0.85%)		(10,798)	(0.85%)		(8,612)
Tax effects on unrealized inter-company profit		0.54%		6,871	(1.79%)		(18,106)
Others		(0.09%)		(1,095)	(0.29%)		(2,941)

Income tax expense (benefit)			(Won)	106,335		(Won)	(104,818)

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2010, the Controlling Company did not recognize the deferred tax liabilities of the temporary differences amounting to (Won)181,342 on investments in subsidiaries since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, the Group did not recognize deferred income taxes on the temporary differences.

(b)	Unrecognized deferred tax assets

The Controlling Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)439,798, through events such as disposal of the related investments in foreseeable future, is remote.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of Won)	Assets				Liabilities			Total
	December, 31, 2010		December, 31, 2009	January, 1, 2010	December, 31, 2010	December, 31, 2009	January, 1, 2009	December, 31, 2010	December, 31, 2009	January, 1, 2009
Other accounts receivable, net	(Won)	—	—	—	(5,919)	(11,512)	(22,023)	(5,919)	(11,512)	(22,023)
Inventories, net		17,942	19,765	25,577	—	—	—	17,942	19,765	25,577
Available-for-sale financial assets		2,199	5,186	—	(6,983)	(4,488)	(1,045)	(4,784)	698	(1,045)
Defined benefit obligation		3,829	5,052	1,137	—	—	—	3,829	5,052	1,137
Investments in equity accounted investees		12,041	11,660	—	—	—	(6,446)	12,041	11,660	(6,446)
Derivative instruments		—	—	614	(2,008)	(647)	(17,170)	(2,008)	(647)	(16,556)
Accrued expense		78,396	60,575	5,619	—	—	—	78,396	60,575	5,619
Property, plant and equipment		112,286	108,334	74,891	—	—	—	112,286	108,334	74,891
Intangible assets		—	—	—	—	(19,470)	—	—	(19,470)	—
Provisions		17,962	16,806	14,666	—	—	—	17,962	16,806	14,666
Gain or loss on foreign currency translation, net		81,075	64,588	105,482	(61,031)	(57,174)	(33,541)	20,044	7,414	71,941
Debentures		5,049	45,874	27,409	—	—	—	5,049	45,874	27,409
Others		24,134	17,498	11,391	(6,006)	—	—	18,128	17,498	11,391
Tax credit carryforwards		795,247	664,172	421,758	—	—	—	795,247	664,172	421,758

Deferred income tax assets (liabilities)	(Won)	1,150,160	1,019,510	688,544	(81,947)	(93,291)	(80,225)	1,068,213	926,219	608,319

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is probable that all of the deferred tax assets at the reporting date will be realized. The amount of such deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	January 1, 2009		Profit or loss	Other comprehensive income	December 31, 2009	Profit or loss	Other comprehensive income	December 31, 2010
Other accounts receivable, net	(Won)	(22,023)	10,511	—	(11,512)	5,593	—	(5,919)
Inventories, net		25,577	(5,812)	—	19,765	(1,823)	—	17,942
Available-for-sale financial assets		(1,045)	(4,488)	6,231	698	(2,495)	(2,987)	(4,784)
Defined benefit obligation		1,137	(569)	4,484	5,052	91	(1,314)	3,829
Investments in equity accounted investees		(6,446)	18,106	—	11,660	381	—	12,041
Derivative instruments		(16,556)	16,523	(614)	(647)	(1,361)	—	(2,008)
Accrued expense		5,619	54,956	—	60,575	17,821	—	78,396
Property, plant and equipment		74,891	33,443	—	108,334	3,952	—	112,286
Intangible assets		—	(19,470)	—	(19,470)	19,470	—	—
Provisions		14,666	2,140	—	16,806	1,156	—	17,962
Gain or loss on foreign currency translation, net		71,941	(64,527)	—	7,414	12,630	—	20,044
Debentures		27,409	18,465	—	45,874	(40,825)	—	5,049
Others		11,391	5,301	806	17,498	1,436	(806)	18,128
Tax credit carry-forwards		421,758	242,414	—	664,172	131,075	—	795,247

Deferred income tax assets(liabilities)	(Won)	608,319	306,992	10,907	926,219	147,101	(5,107)	1,068,213

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2010 and 2009 are as follows:

(In Won and No. of shares)	2010		2009

Profit for the period	(Won)	1,156,343,357,418	1,117,778,414,962
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	3,232	3,124

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2010 and 2009 are as follows:

(In Won and No. of shares)	2010		2009
Profit for the period	(Won)	1,156,343,357,418	1,117,778,414,962
Interest on convertible bond, net of tax		(18,345,174,214)	47,618,111,426
Adjusted income		1,137,998,183,204	1,165,396,526,388
Weighted-average number of common shares outstanding and common equivalent shares(*1)		361,080,224	368,457,551

Diluted earnings per share(*2)	(Won)	3,152	3,124

(*1)	Weighted-average number of common shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

(In No. of shares)	2010	2009
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	3,264,524	10,641,851

Weighted-average number of common shares at the reporting date	361,080,224	368,457,551

(*2)	For the year ended December 31, 2009, there is no dilution effect.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings Per Share, Continued

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

	2010		2009
	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113	10,641,851
Period	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010	January 1, 2009~ December 31, 2009
Weight	365 days / 365 days	77 days / 365 days	365 days / 365 days
Weighted-average number of common shares to be issued	1,281,697	1,982,827	10,641,851

32.	Supplemental Cash Flow Information

Supplemental cash flows information for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	906,481	(604,186)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

33.	Business Combination

(a)	Acquisition of LCD module business

The Controlling Company acquired LCD module business from LG Innotek Co., Ltd. (“LG Innotek”) in order to improve competitiveness of the LCD module business and the operational efficiency by simplified supply chain on May 1, 2010. Regarding the business acquisition, the Controlling Company acquired and assumed assets (other than land and buildings), liabilities, employment relationship and all of the rights and obligations related to LCD module business located in Gumi. In addition, LG Display Yantai Co., Ltd., the Controlling Company’s subsidiary in China, also acquired assets on LCD module and Cell business from LG Innotek Yantai Co., Ltd. which is an LG Innotek’s subsidiary in China. The Controlling Company and LG Display Yantai Co., Ltd. measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisitions was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won and CNY)
	Gumi		Yantai
Consideration transferred	(Won)	72,472	CNY	1,016	(Won)	166,010
Identifiable assets acquired and the liabilities assumed
Inventories		18,110	CNY	117		18,995
Property, plant and equipment		3,226	CNY	882		144,168
Intangible assets(*1)		36,972		—		—
Long-term prepaid expenses		392	CNY	17		2,847
Accrued expenses		(821)		—		—

Identifiable net asset		57,879	CNY	1,016		166,010

Goodwill(*2)	(Won)	14,593		—	(Won)	—

(*1)	Intangible assets in Gumi include customer relationships and technology acquired in the business combination.
(*2)	Goodwill amounting to (Won)14,593 million arose from the improvement in efficiency of LCD business, the synergy effect between the existing subsidiaries and benefits from assembled workforce. Reduction in the carrying amount of goodwill is deductible in determining taxable profit.

Acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)381 million are expensed. The revenue and profit or loss from the assets acquired and liabilities assumed are not reported separately since the assets and liabilities of acquired business are combined with and not separable from the Group’s existing accounting. Therefore, the amount of profit or loss after the acquisition date in 2010 and the amount of profit or loss during 2010 from the acquired business were not disclosed as they are not estimated reliably.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

33.	Business Combination, Continued

(b)	Acquisition of Image & Materials Inc.

For manufacturing of EPD, the Controlling Company acquired 100 percent equity interest of Image & Materials Inc.(‘I&M’), located in Daejeon, Korea, on November 30, 2010 with payment of (Won)35,000 million in cash. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won)
Considerations transferred	(Won)	35,000
Identifiable assets acquired and the liabilities assumed
Cash and cash equivalents		2,946
Other current assets		230
Property, plant and equipment		2,757
Intangible assets (*1)		27,314
Other non-current assets		87
Current liabilities		(1,057)
Other non-current liabilities		(590)
Deferred tax liability		(6,006)

Identifiable net asset		25,681

Goodwill(*2)	(Won)	9,319

(*1)	Intangible assets mainly consist of in-process development projects amounting to (Won)27,300 million.
(*2)	Goodwill amounting to (Won)9,319 million arose from the research work force with specialized knowledge and experience.

The revenue and loss of I&M for the period from the beginning of the reporting period to the acquisition date are (Won)4 million and (Won)1,607 million, respectively, and the amount of the loss included in the consolidated statement of comprehensive income for the year ended December 31, 2010 is (Won)108 million. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)59 million are expensed.

The revenue and profit or loss of the Group for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period were not disclosed as a part of them are not estimated reliably since the revenue and profit or loss from the LCD module business acquired in 2010 are not reported separately.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs

As stated in note 2(a), the Group’s first financial statements are prepared in accordance with K-IFRS as the Group adopts K-IFRS in 2010.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2009 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2009, the transition date.

In preparing its opening K-IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Differences between accounting under K-IFRSs and under K-GAAP having a material effect on the Group

Area	Previous K-GAAP	K-IFRS

Convertible bonds	In accordance with Statements of Korea Accounting Standards (“SKAS”) No. 9, the Group recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and does not revaluate.	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profits or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	In accordance with Statements of Korea Financial Accounting Standards (“SKFAS”) Article 27, the Group recognizes retirement and severance liability expected to be payable if all employees, who have been with the Group for more than one year, leaves at the end of the reporting period.	In accordance with K-IFRS 1019, the Group recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Group’s accounting policy, all actuarial gains or losses are recognized in equity.

Share-based payment	In accordance with SKAS No. 22, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Group recognizes the changes in the intrinsic value as compensation expenses.	In accordance with K-IFRS 1102, the Group recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

Area	Previous K-GAAP	K-IFRS

Available-for-sale securities	In accordance with SKAS No. 8, the Group recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Group may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Group recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income.

In accordance with K-IFRS 1032, dividends are recognized when the rights to receive payment is established. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Group applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Group does not apply cash flow hedge accounting as a condition of the detailed criteria is not met.

Cumulative translation differences	N/A	The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2009 (the transition date).

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Deferred taxes	In accordance with SKAS No. 16, recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified as current or non-current based on classification of related item in the consolidated financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	In accordance with K-IFRS 1012, deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

Area	Previous K-GAAP	K-IFRS

Long-term payables	In accordance with SKFAS Article 66, long-term payables of LGDUS are discounted using the Group’s weighted average borrowing rate.	In accordance with K-IFRS 1039, long-term payables of LGDUS are discounted using risk free rate.

Allocation of difference between cost and book value of investment (Goodwill)	In accordance with K-GAAP, the Group amortizes goodwill over its estimated useful life under straight-line method	In accordance with K-IFRS 1028, the Group does not amortize but periodically reviews the goodwill for impairment

Bargain purchase of investments	In accordance with K-GAAP, the Group allocates negative goodwill to distinguishable non-monetary asset over weighted average useful lives using straight-line method and unallocated amount is recognized in current period’s earnings	In accordance with K-IFRS 1028, the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets remaining after reassessing the identification and measurement of assets, liabilities and contingent liabilities is recognized immediately in earnings

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

Changes in scope of consolidation	Scope of consolidation is determined in accordance with SKAS 25. In addition, scope of consolidation is determined in accordance with Act on External Audit of Stock Companies of Korea.	In accordance with K-IFRS 1027, scope of consolidation is determined based on control model.

(b)	The Change of the consolidation scope

Previous K-GAAP	K-IFRS	Difference
LG Display America, Inc.	LG Display America, Inc.	—
LG Display Germany GmbH	LG Display Germany GmbH	—
LG Display Japan Co., Ltd.	LG Display Japan Co., Ltd.	—
LG Display Taiwan Co., Ltd.	LG Display Taiwan Co., Ltd.	—
LG Display Nanjing Co., Ltd.	LG Display Nanjing Co., Ltd.	—
LG Display Shanghai Co., Ltd.	LG Display Shanghai Co., Ltd.	—
LG Display Poland Sp. zo. o	LG Display Poland Sp. zo. o	—
LG Display Guangzhou Co., Ltd.	LG Display Guangzhou Co., Ltd	—
LG Display Shenzhen Co., Ltd.	LG Display Shenzhen Co., Ltd.	—
LG Display Singapore Pte. Ltd.	LG Display Singapore Pte. Ltd.	—
LG Electronics (Nanjing) Plasma Co., Ltd.	LG Electronics (Nanjing) Plasma Co., Ltd.	—
Suzhou Raken Technology Ltd.	—	reclassified as investments in joint ventures

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

(c)	Summary of the effects of the adoption of K-IFRSs on the Group’s financial position and the results of its operation

The effects of the adoption of K-IFRSs on the Group’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(in millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	17,388,366	8,099,743	9,288,623

Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Equity method investments (*5)		10,002	—	10,002
Cumulative translation adjustment (*6)		46,513	—	46,513
Deferred tax asset (*7)		31,881	(2)	31,883
Changes in scope of consolidation (*8)		(14,913)	(2,312)	(12,601)

Total adjustment		73,483	194,199	(120,716)

K-IFRS	(Won)	17,461,849	8,293,942	9,167,907

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in deferred taxes on change in cumulative translation adjustment
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*8)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

K-IFRS The effects of the adoption of K-IFRSs on the Group’s financial position as of December 31, 2009 are as follows:

(in millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	19,538,190	9,322,297	10,215,893

Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	37,050	(37,050)
Equity method investments (*5)		7,312	—	7,312
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Cumulative translation differences (*8)		39,453	—	39,453
Deferred tax asset (*9)		24,122	—	24,122
Changes in scope of consolidation (*10)		15,612	108,428	(92,816)

Total adjustment		165,287	341,431	(176,144)

K-IFRS	(Won)	19,703,477	9,663,728	10,039,749

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*8)	Difference in deferred taxes on change in cumulative translation adjustment
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and previous K-GAAP
(*10)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

The effects of the adoption of K-IFRSs on the Group’s result of operations for the year ended December 31, 2009 are as follows:

(in millions of Won)
	Net income		Total comprehensive income
K-GAAP	(Won)	1,083,653	1,036,407

Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		17,075	19,611
Equity method investments (*7)		205	(2,690)
Financial asset at fair value through profit and loss (*8)		2,906	—
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Cumulative translation differences (*11)		—	(7,060)
Deferred tax asset (*12)		(13,360)	(7,761)
Changes in scope of consolidation (*13)		(19,245)	(10,444)

Total adjustment		34,125	14,343

K-IFRS	(Won)	1,117,778	1,050,750

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*8)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in cumulative translation adjustment
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and previous K-GAAP
(*13)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD.

Financial Statements

For the Years Ended December 31, 2010 and 2009

(with Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying statements of financial position of LG Display Co., Ltd (the “Company”) as of December 31, 2010, 2009 and January 1, 2009, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. Management is responsible for the preparation and fair presentation of these financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, 2009 and January 1, 2009 and of its financial performance and its cash flows for the years ended December 31, 2010 and 2009, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the financial statements, the European Commission issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million on December 8, 2010. As of December 31, 2010, the Company is under investigations by Korea Fair Trade Commission in Korea and antitrust authorities in other counties with respect to possible anti-competitive activities in the LCD industry. In addition, the Company, along with its subsidiaries, has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

1

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
February 24, 2011

This report is effective as of February 24, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Statements of Financial Position

As of December 31, 2010, 2009 and January 1, 2009

(In millions of Won)	Note	December 31, 2010		December 31, 2009	January 1, 2009

Assets
Cash and cash equivalents	6	(Won)	889,784	704,324	1,207,786
Deposits in banks	6, 13		1,503,000	2,500,000	2,055,000
Trade accounts and notes receivable, net	7, 13, 19, 23		3,883,433	3,252,945	2,296,646
Other accounts receivable, net	7, 13		301,543	128,983	132,787
Other current financial assets	9, 13		34,828	2,737	25,238
Inventories	8		1,759,965	1,286,305	881,503
Other current assets	7		127,320	98,061	183,484

Total current assets			8,499,873	7,973,355	6,782,444

Investments	10		1,279,831	1,075,229	831,237
Other non-current financial assets	9, 13		64,020	128,432	179,668
Deferred tax assets	30		979,323	846,573	568,860
Other non-current accounts receivable	7, 13		—	—	12,757
Property, plant and equipment, net	11		11,688,061	8,730,263	8,431,214
Intangible assets, net	12		483,260	340,885	199,086
Other non-current assets	7, 13		163,630	162,130	176,127

Total non-current assets			14,658,125	11,283,512	10,398,949

Total assets		(Won)	23,157,998	19,256,867	17,181,393

Liabilities
Trade accounts and notes payable	23	(Won)	2,986,383	2,014,909	951,975
Current financial liabilities	14		1,906,112	1,845,516	1,115,768
Other accounts payable			2,373,083	1,392,811	2,205,092
Accrued expenses			374,177	339,813	212,330
Income tax payable			104,044	120,206	265,550
Provisions			634,815	362,443	51,424
Other current liabilities	18		75,255	44,965	26,269

Total current liabilities			8,453,869	6,120,663	4,828,408

Non-current financial liabilities	14		2,470,667	1,954,547	2,646,915
Non-current provisions			8,773	5,611	10,097
Employee benefits	17		78,406	84,160	75,310
Long-term advance received			945,287	583,800	—
Other non-current liabilities	18		330,321	473,888	462,816

Total non-current liabilities			3,833,454	3,102,006	3,195,138

Total liabilities			12,287,323	9,222,669	8,023,546

Equity
Share capital	21		1,789,079	1,789,079	1,789,079
Share premium			2,251,113	2,251,113	2,251,113
Reserves	21		(7,795)	(17,366)	1,783
Retained earnings	22		6,838,278	6,011,372	5,115,872

Total equity			10,870,675	10,034,198	9,157,847

Total liabilities and equity		(Won)	23,157,998	19,256,867	17,181,393

See accompanying notes to financial statements.

3

LG DISPLAY CO., LTD.

Statement of Comprehensive Income

For the years ended December 31, 2010 and 2009

(In millions of Won, except earnings per share)	Note	2010		2009

Revenue	23, 24	(Won)	25,004,257	20,119,342
Cost of sales	8, 23		(22,011,362)	(17,953,935)

Gross profit			2,992,895	2,165,407

Other income	25		967,229	1,186,700
Selling expenses	16		(484,714)	(393,771)
Administrative expenses	16		(434,825)	(279,464)
Research and development expenses			(670,912)	(407,857)
Other expenses	25		(1,345,279)	(1,294,152)

Results from operating activities			1,024,394	976,863

Finance income	28		242,917	338,530
Finance costs	28		(200,672)	(318,555)
Other non-operating loss, net			(14,634)	(6,295)

Profit before income tax			1,052,005	990,543
Income tax expense (benefit)	29		49,357	(98,271)

Profit for the period			1,002,648	1,088,814

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	28		12,270	(27,012)
Net change in fair value of cash flow hedges transferred to profit or loss	28		—	2,534
Defined benefit plan actuarial loss	17		4,480	(18,891)
Income tax on other comprehensive income	29		(4,013)	9,814

Other comprehensive loss for the period, net of income tax			12,737	(33,555)

Total comprehensive income for the period		(Won)	1,015,385	1,055,259

Earning per share
Basic earnings per share	31	(Won)	2,802	3,043

Diluted earnings per share	31	(Won)	2,726	3,043

See accompanying notes to financial statements.

4

LG DISPLAY CO., LTD.

Statements of Changes in Equity

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	Share capital		Share premium	Hedging reserve	Fair value reserve	Retained earnings	Total equity

Balances at January 1, 2009		(Won)	1,789,079	2,251,113	(1,920)	3,703	5,115,872	9,157,847

Total comprehensive income for the period
Profit			—	—	—	—	1,088,814	1,088,814

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	(21,069)	—	(21,069)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax			—	—	1,920	—	—	1,920
Defined benefit plan actuarial gain, net of tax			—	—	—	—	(14,406)	(14,406)

Total other comprehensive income			—	—	1,920	(21,069)	(14,406)	(33,555)

Total comprehensive income for the period		(Won)	—	—	1,920	(21,069)	1,074,408	1,055,259

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	—	(178,908)	(178,908)

Balances at December 31, 2009		(Won)	1,789,079	2,251,113	—	(17,366)	6,011,372	10,034,198

Balances at January 1, 2010		(Won)	1,789,079	2,251,113	—	(17,366)	6,011,372	10,034,198

Total comprehensive income for the period
Profit for the period			—	—	—	—	1,002,648	1,002,648

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	9,571	—	9,571
Defined benefit plan actuarial gain, net of tax							3,166	3,166

Total other comprehensive income			—	—	—	9,571	3,166	12,737

Total comprehensive income for the period		(Won)	—	—	—	9,571	1,005,814	1,015,385

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	—	(178,908)	(178,908)

Balances at December 31, 2010		(Won)	1,789,079	2,251,113	—	(7,795)	6,838,278	10,870,675

See accompanying notes to financial statements.

5

LG DISPLAY CO., LTD.

Statements of Cash Flows

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009

Cash flows from operating activities:
Profit		(Won)	1,002,648	1,088,814
Adjustments for:
Income tax expense (benefit)	29		49,357	(98,271)
Depreciation	11		2,487,743	2,569,202
Amortization of intangible assets	12		161,298	59,608
Gain on foreign currency translation			(62,443)	(147,324)
Loss on foreign currency translation			33,591	21,383
Gain on disposal of property, plant and equipment			(2,289)	(2,497)
Loss on disposal of property, plant and equipment			211	133
Gain on disposal of intangible assets			—	(9)
Finance income			(236,293)	(286,833)
Finance costs			153,341	225,747
Other income			(50,427)	(52,358)
Other expenses			708,493	561,979
Other non-operating loss			275	—

			3,242,857	2,850,760
Change in trade accounts and notes receivable			(635,100)	(957,223)
Change in other accounts receivable			(648)	(43,786)
Change in other current assets			(21,366)	121,223
Change in inventories			(455,550)	(404,802)
Change in other non-current assets			(53,742)	(37,637)
Change in trade accounts and notes payable			978,120	1,064,543
Change in other accounts payable			26,032	(178,512)
Change in accrued expenses			29,812	122,995
Change in other current liabilities			30,134	18,494
Change in long-term advance received			379,105	695,500
Change in other non-current liabilities			8,417	7,615
Change in provisions			(290,536)	(125,817)
Change in defined benefit obligation	17		(103,575)	(82,992)

Cash generated from operating activities			4,136,608	4,139,175
Income tax paid			(202,283)	(314,971)
Interest received			109,820	171,477
Interest paid			(101,984)	(117,066)

Net cash from operating activities		(Won)	3,942,161	3,878,615

See accompanying notes to financial statements.

6

LG DISPLAY CO., LTD.

Statements of Cash Flows, Continued

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009

Cash flows from investing activities:
Dividends received		(Won)	78,191	28,561
Proceeds from withdrawal of deposits in banks			5,400,000	3,555,000
Increase in deposits in banks			(4,403,000)	(4,000,000)
Acquisition of investments			(349,080)	(242,490)
Proceeds from disposal of investments			20,530	—
Acquisition of property, plant and equipment			(4,500,591)	(3,480,068)
Proceeds from disposal of property, plant and equipment			3,735	7,602
Acquisition of intangible assets			(210,853)	(192,415)
Proceeds from disposal of intangible assets			—	11
Grant received			46	2,550
Proceeds from settlement of derivatives			(14,781)	50,946
Proceeds from short-term loans			—	12,575
Increase in short-term loans			(66,051)	—
Acquisition of other current financial assets			—	69
Acquisition of other non-current financial assets			(46,979)	(20,913)
Proceeds from disposal of other non-current financial assets			8,375	553
Acquisition of LCD module business	33		(72,472)	—

Net cash used in investing activities			(4,152,930)	(4,278,019)

Cash flows from financing activities:
Proceeds from short-term borrowings			786,896	881,305
Repayment of short-term borrowings			(457,754)	(727,938)
Issuance of debentures			1,117,437	498,020
Redemption of debentures			—	(400,000)
Proceeds from long-term borrowings			445,589	323,914
Repayment of long-term borrowings			(120,000)	—
Repayment of current portion of long-term debt			(1,197,031)	(500,451)
Payment of cash dividend	22		(178,908)	(178,908)

Net cash used in financing activities			396,229	(104,058)

Net decrease in cash and cash equivalents			185,460	(503,462)
Cash and cash equivalents at 1 January			704,324	1,207,786

Cash and cash equivalents at 31 December		(Won)	889,784	704,324

See accompanying notes to financial statements.

7

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228, Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea, to which the Company moved in September 2010. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2010, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Company’s common shares.

As of December 31, 2010, the Company has its TFT-LCD manufacturing plant, OLED manufacturing plants and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2010, 357,815,700 shares of common stock were outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2010, 35,763,650 ADSs are outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). The Company determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Company’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

These are the Company’s first financial statements prepared in accordance with K-IFRS 1101 First-time adoption of Korea International Financial Reporting Standards has been applied. An explanation of how the transition to K-IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 34.

When the financial statements are prepared, investments in subsidiaries, jointly controlled entities and associated are accounted for at deemed cost under K-IFRS 1101 or acquisition cost, not based on the investee’s financial performance and net assets in accordance with K-IFRS 1027.

The financial statements were authorized for issue by the Board of Directors on January 21, 2011.

8

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value

•	financial instruments at fair value through profit or loss measured at fair value

•	available-for-sale financial assets measured at fair value

•	liabilities for cash-settled share-based payment arrangements measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The financial statements are presented in Korean Won, which is the Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3.(i))

•	Measurement of defined benefit obligations (note 17)

•	Utilization of tax credit carryforwards (note 30)

9

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its financial statements are as follows:

(a)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

(b)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(c)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

10

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial assets

If the Company has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Company has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

11

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of December 31, 2010, financial liabilities at fair value through profit or loss of the Company consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

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3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Company designated derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

13

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(d)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	4
Equipment, tools, vehicle	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

14

3.	Summary of Significant Accounting Policies, Continued

(e)	Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(f)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Company’s expenses incurred

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(g)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising upon the business combinations is recognized at the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

15

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationship, technology, membership and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

16

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationship	7
Technology	10
Development costs	(*)
Condominium and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

17

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

18

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

19

3.	Summary of Significant Accounting Policies, Continued

(i)	Provision

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j)	Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

20

3.	Summary of Significant Accounting Policies, Continued

(j)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Company recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of comprehensive income.

21

3.	Summary of Significant Accounting Policies, Continued

(l)	Operating Segments

In accordance with K-IFRS 1108, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements, not in these financial statements.

(m)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(n)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

22

3.	Summary of Significant Accounting Policies, Continued

(n)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority.

(o)	Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p)	Business Combination

The business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

23

3.	Summary of Significant Accounting Policies, Continued

(p)	Business Combination, Continued

The Group measures goodwill at the acquisition date as:

•	The fair value of the consideration transferred; plus

•	The recognized amount of any non-controlling interests in the acquiree; less

•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of preexisting relationships. Such amounts are generally recognized in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

(q)	New Standards and Interpretations Not Yet Adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2011, but the Company has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) K-IFRS No. 1109, ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS No. 1109 divides all financial assets that are currently in the scope of K-IFRS No. 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS No. 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact that this new standard will have on the Company’s financial statements.

(ii) Revised K-IFRS No. 1024, ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Company will apply K-IFRS No. 1024 (revised) retrospectively from January 1, 2011. The Company is evaluating the impact that this new standard will have on the Company’s financial statements, if any.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

24

4.	Determination of Fair Value, Continued

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

25

4.	Determination of Fair Value, Continued

(g)	Assets Acquired in a Business Combination, Continued

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analysed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

26

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flow from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flow from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Company uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle payables for the facilities.

27

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iii) Market risk, Continued

Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company used to hedge the interest rate risk by entering interest swap contracts. The Company does not have any interest swap contract as of December 31, 2010. The fair value of interest rate swap as of December 31, 2009 is as follows:

(In millions of Won)
Type	2009
Loss on valuation of interest rate swap, net	(Won)	3,698
Financial liabilities, net		3,698

(b)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management also monitors the level of dividends to ordinary shareholders.

(In millions of Won)
	December 31, 2010		December 31, 2009
Total liabilities	(Won)	12,287,323	9,222,669
Total equity		10,870,675	10,034,198
Cash and deposits in banks (*)		2,392,784	3,204,324
Borrowings		4,375,823	3,796,302
Liability to equity ratio		113%	92%
Net borrowing to equity ratio		18%	6%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

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6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Cash and cash equivalents
Demand deposits	(Won)	889,784	704,324	1,207,786
Deposits in banks
Time deposits	(Won)	1,500,000	2,500,000	2,055,000
Restricted cash		3,000	—	—

		1,503,000	2,500,000	2,055,000

7.	Receivables and Other Current Assets

(a)	The Company’s trade accounts and notes receivable at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Trade, net	(Won)	95,642	267,083	887,447
Due from related parties		3,787,791	2,985,862	1,409,199

	(Won)	3,883,433	3,252,945	2,296,646

There is no amount of trade accounts and notes receivable sold to financial institutions, but current and outstanding, as of December 31, 2010 and 2009. For the years ended December 31, 2010 and 2009, the Company recognized (Won)358 million and (Won)182 million, respectively, as loss on disposal of trade accounts and notes receivable.

29

7.	Receivables and Other Current Assets, Continued

(b)	The Company’s other accounts receivable at the reporting date is as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Non-trade accounts receivable	(Won)	209,889	81,413	41,570
Accrued income		24,459	47,570	91,217
Short-term loans		67,195	—	—

	(Won)	301,543	128,983	132,787

Non-current assets
Long-term loans	(Won)	—	—	12,575
Long-term other accounts receivable		—	—	182

	(Won)	—	—	12,757

Due from related parties included in other accounts receivable, as of December 31, 2010, 2009 and January 1, 2009, is (Won)78,511 million, (Won)15,224 million and (Won)20,283 million, respectively.

(c)	The Company’s other assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Advance payments	(Won)	5,905	11,187	250
Prepaid expenses		39,532	41,424	37,372
Value added tax refundable		81,883	45,450	145,862

	(Won)	127,320	98,061	183,484

Non-current assets
Long-term prepaid expenses	(Won)	163,630	162,130	176,127

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Finished goods	(Won)	630,374	385,518	286,207
Work-in-process		606,486	544,071	358,091
Raw materials		364,160	228,631	168,188
Supplies		158,945	128,085	69,017

	(Won)	1,759,965	1,286,305	881,503

30

8.	Inventories, Continued

The amount of the inventories recognized as cost (cost of sales) and valuation loss on inventories as cost of sales are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009
Inventories recognized as cost (cost of sales)	(Won)	22,011,362	17,953,935
Valuation loss (reversal) on inventories as cost of sales		56,241	(48,398)

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Deposits	(Won)	25,574	—	590
Available-for-sale financial assets		—	—	74
Derivatives not used for hedging		9,254	2,737	24,574

	(Won)	34,828	2,737	25,238

Non-current assets
Guarantee deposits with banks	(Won)	13	13	13
Financial assets at fair value through profit or loss		8,927	9,227	—
Available-for-sale financial assets		38,132	104,389	126,455
Deposits		16,948	14,803	13,551
Derivatives not used for hedging		—	—	39,649

	(Won)	64,020	128,432	179,668

(b)	Financial assets at fair value through profit or loss at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Everlight Electronics Co. Ltd.
Acquisition cost	(Won)	7,628	7,628	—
Fair value		8,927	9,227	—

The financial assets at fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale.

31

9.	Financial Assets, Continued

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Debt securities
Government bonds	(Won)	—	—	74

Non-current assets
Debt securities
Government bonds		2,346	83	—
Hydis Technologies Co., Ltd.		26,085	—	—
Redeemable convertible preferred stock
HannStar Display Corporation(*)		—	91,394	126,455
Equity securities
Prime View International Co. Ltd. (“PVI”)		9,701	12,912	—

	(Won)	38,132	104,389	126,529

(*)	In February 2008, , in order for the Company to be supplied with TFT-LCD products stably, the Company purchased non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The Company has exercised the put option for total amount of the preferred stocks and recognized the uncollected receivable upon the exercise as other accounts receivables amounting to (Won)123,893 million (TWD3,170 million) in 2010.

32

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of Won)			December 31, 2010			December 31, 2009			January 1, 2009
Overseas Subsidiaries	Location	Selling or Manufacturing	Percentage of ownership	Book value		Percentage of ownership	Book value		Percentage of ownership	Book value
LG Display America, Inc.(*1)	California, U.S.A.	Sell TFT-LCD products	100%	(Won)	—	100%	(Won)	—	100%	(Won)	—
LG Display Germany GmbH	Dusseldorf, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.(*4,8)	Nanjing, China	Manufacture and Sell TFT-LCD products	100%		459,296	100%		413,628	100%		409,200
LG Display HongKong Co., Ltd.(*2)	HongKong, China	Sell TFT-LCD products	Liquidated in 2009						100%		2,000
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093	100%		9,093
LG Display Poland Sp. zo. o.	Wroclaw, Poland	Manufacture and Sell TFT-LCD products	80%		157,864	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.(*5)	Guangzhou, China	Manufacture and Sell TFT-LCD products	90%		157,268	90%		150,614	84%		100,279
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.(*3)	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250	Established in 2009
LG Electronics (Nanjing) Plasma Co., Ltd.(*4)	Nanjing, China	Manufacture and Sell TFT-LCD products	Merged in 2010			100%		3,503	Acquired in 2009
L&T Display Technology (Xiamen) Limited(*6)	Xiamen, China	Manufacture LCD module and TV sets	51%		7,146	Established in 2010
L&T Display Technology (Fujian) Limited(*6)	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	Established in 2010
LG Display Yantai Co., Ltd.(*7)	Yantai China	Manufacture and Sell TFT-LCD products	100%		44,628	Established in 2010
L&I Electronic Technology (Dongguan) Limited(*9)	Dongguan China	Manufacture and Sell e-Book devices	51%		2,885	Established in 2010
Image&Materials, Inc.(*10)	Domestic	Manufacture EPD materials	100%		35,000	Acquired in 2010
LUCOM Display Technology (Kunshan) Limited(*11)	Kunshan China	Manufacture notebook borderless hing-ups	51%		2,652	Established in 2010

				(Won)	960,961		(Won)	809,708		(Won)	752,192

33

10.	Investments, Continued

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay a fine of USD400 million by the U.S. Government in 2008, which LGDUS recorded as a loss. The Company recorded the cumulative loss of LGDUS, mostly related to the fine, in excess of the Company’s investment in LGDUS as long-term other accounts payable.
(*2)	LG Display Hong Kong Co., Ltd. was liquidated in November 2009.
(*3)	LG Display Singapore Pte. Ltd. (“LGDSG”) was established in Singapore in January 2009, by incorporating the Singapore branch of the Company, to sell TFT-LCD products. It is wholly owned by the Company as of December 31, 2010.
(*4)	In July 2009, the Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process of module production. In accordance with the agreement, the Company acquired whole shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009. In July 2010, LG Electronics (Nanjing) Plasma Co., Ltd. was merged with LG Display Nanjing Co., Ltd.
(*5)	In January 2010, the Company paid (Won)6,654 million for the capital increase.
(*6)	In January 2010, the Company entered into a joint venture agreement with Top Victory Investments Limited, accordingly, L&T Display Technology (Xiamen) Limited (‘L&T XM’) and L&T Display Technology (Fujian) Limited(‘L&T FJ’) were incorporated in Xiamen and Fujian, China, to manufacture LCD module, LCD TV set and LCD monitor set products. The Company acquired a 51% equity interest in L&T XM and L&T FJ at (Won)7,146 million and (Won)10,123 million, respectively.
(*7)	LG Display Yantai Co., Ltd. was incorporated in Yantai, China, on April 19, 2010, to manufacture and sell TFT-LCD product. As of December 31, 2010, the Company has a 100% equity interest of the subsidiary with its capital stock amounting to (Won)44,628 million.
(*8)	In February 2010, the Company paid (Won)42,165 million for the capital increase.
(*9)	On September 26, 2010, the Company entered into a joint venture agreement with Iriver Co., Ltd., accordingly, L&I Electronic Technology (Dongguan) Limited (‘L&I’) was incorporated in Dongguan, China, to manufacture and sell e-Book devices. The Company acquired a 51% equity interest in L&I at (Won)2,885 million.
(*10)	On November 29, 2010, the Company acquired a 100% equity interest of Image&Materials, Inc., which manufactures Electro Phoresis Display (“EPD”), at (Won)35,000 million. As of December 31, 2010, its capital stock amounted to (Won)1,392 million.
(*11)	In December 2010, the Company entered into a joint venture agreement with Compal Electronics Inc., accordingly, LUCOM Display Technology (Kunshan) Limited (‘LUCOM’) was incorporated in Kunshan, China, to manufacture Notebook Borderless Hinge-ups (Shuriken). The Company acquired a 51% equity interest in LUCOM at (Won)2,652 million.

34

10.	Investments, Continued

(b)	Investments in joint ventures consist of the following:

(In millions of Won)
			December 31, 2010			December 31, 2009			January 1, 2009
Joint Ventures	Location	Selling or Manufacturing	Percentage of ownership	Book value		Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Ltd. (*2)	China	Manufacture and sell LCD modules and LCD TV set	51%	(Won)	108,266	51%	(Won)	91,919	51%	(Won)	18,328
Guangzhou New Vision Technology Research and Development Ltd.	China	R&D on design of LCD modules and LCD TV set	50%		4,569	50%		4,569	50%		4,569
Global OLED Technology LLC(*1)	U.S.A.	Managing and utilizing OLED patents	33%		53,282	49%		72,250	Acquired in 2009

				(Won)	166,117		(Won)	168,738		(Won)	22,897

(*1)	In December 2009, the Company entered into a joint venture agreement with its LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. At the time of establishment, the Company acquired a 49% equity interest in the joint venture and the Company’s investment in this equity investee was (Won)72,250 million. In June 2010, the Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Company’s ownership was reduced from 49% to 33%.
(*2)	In October 2010, the Company paid (Won)16,347 million for the capital increase.

35

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of Won)
			December 31, 2010			December 31, 2009			January 1, 2009
Associates	Location	Selling or Manufacturing	Percentage of ownership	Book value		Percentage of ownership	Book value		Percentage of ownership	Book value
Paju Electric Glass Co., Ltd.(*6)	Domestic	Manufacture electric glass for flat-panel displays	40%	(Won)	40,689	40%	(Won)	25,841	40%	(Won)	25,841
TLI Inc.	Domestic	Manufacture and sell semiconductor parts	12%		12,565	13%		12,565	13%		12,565
AVACO Co., Ltd.	Domestic	Manufacture and sell equipment for flat-panel displays	20%		6,021	20%		6,021	20%		6,021
New Optics Ltd. (*1)	Domestic	Manufacture back light parts for TFT-LCDs	42%		14,221	37%		11,721	37%		11,721
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)	Domestic	Develop and manufacture the equipment for flat-panel display	13%		6,330	13%		6,330	Acquired in 2009
WooRee LED Co., Ltd.	Domestic	Manufacture LED back light unit packages	30%		11,900	30%		11,900	Acquired in 2009
Dynamic Solar Design Co., Ltd.	Domestic	Manufacture and sell solar battery and flat-panel displays	40%		6,067	40%		6,067	Acquired in 2009
RPO, Inc.	Australia	Develop digital waveguide touch technology	26%		14,538	26%		14,538	Acquired in 2009
LB Gemini New Growth Fund No.16(*2)	Domestic	Invest in small and middle sized companies and to benefit from M&A opportunities	31%		8,280	31%		1,800	Acquired in 2009
Can Yang Investments Limited(*3)	China	Develop and manufacture and sell TFT-OLEDs	15%		17,516	Acquired in 2010
YAS Co., Ltd.(*4)	Domestic	Develop and manufacture deposition equipment for OLEDs	20%		10,000	Acquired in 2010
Eralite Optoelectronics (Jiangsu) Co., Ltd.(*5)	China	Manufacture LED Packages	20%		4,626	Acquired in 2010

				(Won)	152,753		(Won)	96,783		(Won)	56,148

36

10.	Investments, Continued

(*1)	In February 2010, the Company acquired an additional 1,000,000 common shares (5%) of New Optics Ltd. at (Won)2,500 million.
(*2)	The Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership in December 2009 and the Company paid (Won)6,480 million for the additional investment in 2010. As of December 31, 2010, the Company has acquired a 31% equity interest in LB Gemini New Growth Fund No.16 and the agreed total investment amount of the Company toward the Fund is (Won)30,000 million.
(*3)	In January 2010, the Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several other investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Company to secure a stable supply of LED chip solutions. The Company acquired 10,800,000 shares (15%) of the joint venture at (Won)12,433 million and has the right to assign a director in the board of directors of the joint venture. In October 2010, the Company acquired an additional 4,500,000 common shares of Can Yang Investments Limited at (Won)5,083 million.
(*4)	In September 2010, the Company acquired 500,000 common shares (20%) of Yas Co., Ltd. at (Won)10,000 million in order to secure a stable supply of components for developing a deposition system of OLED.
(*5)	In August 2010, the Company entered into a joint venture agreement with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. Accordingly, Eralite Optoelectronics (Jiangsu) Co., Ltd. has been incorporated in order for the Company to secure a stable supply of LED package solutions. The Company acquired a 20 percent interest of the joint venture at (Won)4,626 million (USD4 million) and has the right to assign a director in the board of directors of the joint venture.
(*6)	In November 2010, the Company acquired additional 1,484,800 common shares of Paju Electric Glass Co., Ltd. at (Won)14,848 million.

For the years ended December 31, 2010 and 2009, the received dividends from subsidiaries, joint ventures and associates are (Won)78,191 million and (Won)28,561 million, respectively.

37

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	2,983,532	19,039,283	508,860	1,503,599	139,954	24,570,032
Accumulated depreciation as of January 1, 2010		—	(615,891)	(14,671,649)	(443,541)	—	(108,688)	(15,839,769)
Accumulated impairment loss as of January 1, 2010		—	—	—	—	—	—	—

Book value as of January 1, 2010		394,804	2,367,641	4,367,634	65,319	1,503,599	31,266	8,730,263
Additions		—	—	—	—	5,443,912	—	5,443,912
Depreciation		—	(145,463)	(2,296,986)	(36,735)	—	(8,559)	(2,487,743)
Impairment loss		—	—	—	—	—	—	—
Disposals		(128)	(288)	(1,451)	(63)	—	(4)	(1,934)
Others(*2)		47,646	189,670	3,960,097	79,312	(4,287,577)	10,852	—
Acquisition in the business combination		—	—	2,990	—	—	236	3,226
Subsidy decrease (increase)		—	282	55	—	—	—	337

Book value as of December 31, 2010	(Won)	442,322	2,411,842	6,032,339	107,833	2,659,934	33,791	11,688,061

Acquisition cost as of December 31, 2010	(Won)	442,322	3,172,426	22,851,385	586,548	2,659,934	149,529	29,862,144

Accumulated depreciation as of December 31, 2010	(Won)	—	(760,584)	(16,819,046)	(478,715)	—	(115,738)	(18,174,083)

Accumulated impairment loss as of December 31, 2010	(Won)	—	—	—	—	—	—	—

(*1)	As of December 31, 2010, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

38

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment, Continued

(In millions of Won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in- progress(*1)	Others	Total
Acquisition cost as of January 1, 2009	(Won)	383,645	2,244,076	14,515,786	464,939	4,063,604	127,010	21,799,060
Accumulated depreciation as of January 1, 2009		—	(487,573)	(12,390,602)	(390,913)	—	(98,751)	(13,367,839)
Accumulated impairment loss as of January 1, 2009		—	—	(7)	—	—	—	(7)

Book value as of January 1, 2009		383,645	1,756,503	2,125,177	74,026	4,063,604	28,259	8,431,214
Additions		—	—	—	—	2,878,015	—	2,878,015
Depreciation		—	(128,776)	(2,375,003)	(55,338)	—	(12,068)	(2,571,185)
Impairment loss		—	—	7	—	—	—	7
Disposals		(1,299)	(1,661)	(2,048)	(59)	—	(171)	(5,238)
Others (*2)		12,458	744,075	4,619,646	46,690	(5,438,115)	15,246	—
Subsidy decrease (increase)		—	(2,500)	(145)	—	95	—	(2,550)

Book value as of December 31, 2009	(Won)	394,804	2,367,641	4,367,634	65,319	1,503,599	31,266	8,730,263

Acquisition cost as of December 31, 2009	(Won)	394,804	2,983,532	19,039,283	508,860	1,503,599	139,954	24,570,032

Accumulated depreciation as of December 31, 2009	(Won)	—	(615,891)	(14,671,649)	(443,541)	—	(108,688)	(15,839,769)

Accumulated impairment loss as of December 31, 2009	(Won)	—	—	—	—	—	—	—

(*)	As of December 31, 2009, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Capitalized borrowing costs	(Won)	21,214	14,925
Capitalization rate		3.97%	2.37%

39

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (Software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	170,139	44,993	100,672	18,008	—	—	—	13,076	835,570
Accumulated amortization as of January 1, 2010		(426,084)	(39,674)	—	(20,218)	—	—	—	—	(8,709)	(494,685)

Book value as of January 1, 2010		62,598	130,465	44,993	80,454	18,008	—	—	—	4,367	340,885
Additions-internally developed		—	—	—	135,090	—	—	—	—	—	135,090
Other additions		19,169	—	2,153	—	95,696	—	—	—	—	117,018
Acquisition in the business combination		—	114	—	1,773	—	24,011	11,074	14,593	—	51,565
Amortization (*1)		(10,067)	(53,939)	—	(93,177)	—	(2,300)	(742)	—	(1,073)	(161,298)
Transfer from construction-in-progress		—	102,262	—	—	(102,262)	—	—	—	—	—

Book value as of December 31, 2010	(Won)	71,700	178,902	47,146	124,140	11,442	21,711	10,332	14,593	3,294	483,260

Acquisition cost as of December 31, 2010	(Won)	507,851	272,515	47,146	237,535	11,442	24,011	11,074	14,593	13,076	1,139,243

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(93,613)	—	(113,395)	—	(2,300)	(742)	—	(9,782)	(655,983)

Remaining amortization period (year)		7.57	2.20	—	0.75	—	6.33	9.33	—	3.43

(*1)	The Company has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

40

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets, Continued

(In millions of Won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (Software)	Others(*2)	Total
Acquisition cost as of January 1, 2009	(Won)	470,056	9,713	33,421	—	107,922	13,069	634,181
Accumulated amortization as of January 1, 2009		(417,745)	(9,713)	—	—	—	(7,637)	(435,095)

Book value as of January 1, 2009		52,311	—	33,421	—	107,922	5,432	199,086
Additions internally developed		—	—	—	100,672	—	—	100,672
Other additions		18,648	3,596	11,572	—	66,916	7	100,739
Amortization (*1)		(8,359)	(29,961)	—	(20,218)	—	(1,072)	(59,610)
Disposals		(2)	—	—	—	—	—	(2)
Transfer from construction-in-progress		—	156,830	—	—	(156,830)	—	—

Book value as of December 31, 2009	(Won)	62,598	130,465	44,993	80,454	18,008	4,367	340,885

Acquisition cost as of December 31, 2009	(Won)	488,682	170,139	44,993	100,672	18,008	13,076	835,570

Accumulated amortization as of December 31, 2009	(Won)	(426,084)	(39,674)	—	(20,218)	—	(8,709)	(494,685)

Remaining amortization period (year)		7.77	3.30	—	0.77	—	4.34

(*1)	The Company has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

41

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments

(a) Credit risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Cash and cash equivalents	(Won)	889,784	704,324	1,207,786
Trade accounts and notes receivable, net		3,883,433	3,252,945	2,296,646
Other accounts receivable		301,543	128,983	132,787
Available-for-sale financial assets		38,132	104,389	126,529
Financial assets at fair value through profit or loss		8,927	9,227	—
Deposits		42,522	14,803	14,141
Derivatives not used for hedging		9,254	2,737	64,223
Deposits in banks		1,503,000	2,500,000	2,055,000
Guarantee deposits with banks		13	13	13

	(Won)	6,676,608	6,717,421	5,897,125

The maximum exposure to credit risk for receivables at the reporting date by geographic region was as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Domestic	(Won)	79,275	90,437	53,433
Euro-zone countries		713,217	684,972	548,613
Japan		246,753	225,162	174,821
United States		710,026	685,491	295,240
China		1,167,903	735,374	526,430
Taiwan		815,360	502,663	413,883
Others		150,899	328,846	284,226

	(Won)	3,883,433	3,252,945	2,296,646

42

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of Won)	December 31, 2010			December 31, 2009		January 1, 2009
	Book Value		Impairment losses	Book Value	Impairment losses	Book Value	Impairment losses
Not past due	(Won)	3,864,433	(20)	3,245,863	(15)	2,255,160	(226)
Past due 1-15 days		10,833	—	3,968	(3)	25,059	(40)
Past due 16-30 days		6,098	(1)	124	(1)	4,850	(15)
Past due 31-60 days		228	(1)	477	—	345	(7)
More than 60 days		1,865	(2)	2,546	(14)	11,525	(5)

	(Won)	3,883,457	(24)	3,252,978	(33)	2,296,939	(293)

The movement in the allowance for impairment in respect of receivables during the year was as follows:

(In millions of Won)
	2010		2009
Balance at the beginning of the year	(Won)	33	293
Reversal of allowance for doubtful accounts		(9)	(260)

Balance at the end of the year	(Won)	24	33

43

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of December 31, 2010.

(In millions of Won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	56,945	61,086	637	637	1,274	58,538	—
Unsecured bank loans		2,406,046	2,449,440	1,210,444	525,501	381,412	328,726	3,357
Unsecured bond issues		1,828,494	2,067,800	240,236	34,936	508,674	1,283,954	—
Financial liabilities at fair value through profit or loss		84,338	87,773	—	—	87,773	—	—
Trade accounts and notes payables		2,986,383	2,986,383	2,986,383	—	—	—	—
Other accounts payable		2,373,083	2,373,083	2,373,083
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Inflow		—	489,080	489,080	—	—	—	—
Outflow		—	(488,124)	(488,124)	—	—	—	—

	(Won)	9,735,289	10,026,521	6,811,739	561,074	979,133	1,671,218	3,357

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii) As of December 31, 2010, there is no derivative designated as a cash flow hedge.

44

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk

(i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2010
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	389	133	—	6	—
Trade accounts and notes receivable	3,328	4,659	—	—	2
Other accounts receivable	11	7	3,170	—	—
Available-for-sale financial assets	9	—	—	—	—
Financial assets at fair value through profit or loss	—	—	228	—	—
Other assets denominated in foreign currencies	59	72		67	—
Trade accounts and notes payable	(1,618)	(15,683)	—	—	(1)
Other accounts payable	(45)	(15,430)	—	—	(9)
Debts	(1,085)	(71,889)	—	—	—
Bonds	(345)	(9,965)	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—

Gross statement of financial position exposure	629	(108,096)	3,398	73	(8)

Forward exchange contracts	(420)	—	—	—	—
Net exposure	209	(108,096)	3,398	73	(8)

45

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(In millions)	December 31, 2009
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	279	46	—	6	1
Trade accounts and notes receivable	2,617	3,167	—	—	45
Other accounts receivable	4	11	—	—	—
Available-for-sale financial assets	11	—	2,693	—	—
Financial assets at fair value through profit or loss	—	—	253	—	—
Other assets denominated in foreign currencies	—	22	—	—	—
Trade accounts and notes payable	(1,326)	(12,717)	—	—	—
Other accounts payable	(145)	(8,762)	—	—	(8)
Debts	(1,006)	(38,382)	—	—	—
Financial liabilities at fair value through profit or loss	(599)	—	—	—	—

Gross statement of financial position exposure	(165)	(56,615)	2,946	6	38

Forward exchange contracts	(175)	—	—	—	—
Net exposure	(340)	(56,615)	2,946	6	38

46

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(In millions)	January 1, 2009
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	401	5,340	—	52	3
Trade accounts and notes receivable	1,724	2,490	—	—	24
Other accounts receivable	16	10	—	—	—
Available-for-sale financial assets	—	—	3,373	—	—
Other assets denominated in foreign currencies	10	—	—	—	—
Trade accounts and notes payable	(513)	(6,302)	—	—	—
Other accounts payable	(252)	(39,782)		(1)	(1)
Debts	(1,268)	—	—	—	—
Financial liabilities at fair value through profit or loss	(507)	—	—	—	—

Gross statement of financial position exposure	(389)	(38,244)	3,373	51	26

Forward exchange contracts	(245)
Currency swap	150	—	—	—	—
Net exposure	(484)	(38,244)	3,373	51	26

Significant exchange rates applied during the year are as follows:

(Won)	Average rate		Reporting date spot rate
	2010	2009	December 31, 2010	December 31, 2009	January 1, 2009
USD	1,156.62	1,276.62	1,138.90	1,167.60	1,257.50
JPY	13.20	13.64	13.97	12.63	13.94
TWD	36.71	38.62	39.08	36.29	38.39
EUR	1,533.33	1,774.27	1,513.60	1,674.28	1,776.22
PLN	383.99	410.69	381.77	405.18	426.18

47

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii) Sensitivity analysis

A weakening of the Won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated foreign currency as of December 31, 2010 and 2009, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit (or loss) before tax are as follows:

(In millions of Won)	2010		2009
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	11,902	11,389	(19,849)	(20,491)
JPY (5 percent weakening)	(75,509)	(75,509)	(35,747)	(35,747)
TWD (5 percent weakening)	6,640	6,640	5,346	5,346
PLN (5 percent weakening)	1,393	1,393	122	122
EUR (5 percent weakening)	(605)	(605)	3,181	3,181

A strengthening of the Won against the above currencies as of December 31, 2010 and 2009 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest rate risk

(i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Fixed rate instruments
Financial assets	(Won)	2,527,662	3,295,801	3,389,315
Financial liabilities		(1,583,522)	(1,987,585)	(2,093,064)

	(Won)	944,140	1,308,216	1,296,251

Variable rate instruments
Financial assets	(Won)	67,195	—	—
Financial liabilities		(2,792,301)	(1,808,717)	(1,650,975)

	(Won)	(2,725,106)	(1,808,717)	(1,650,975)

48

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii) Fair value sensitivity analysis for fixed rate instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

(iii) Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2010 and 2009, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of Won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2010
Variable rate instruments	(Won)	(27,251)	27,251	(27,251)	27,251

December 31, 2009
Variable rate instruments	(Won)	(18,087)	18,087	(18,087)	18,087
Interest rate swap		592	(592)	592	(592)

Cash flow sensitivity (net)	(Won)	(17,495)	17,495	(17,495)	17,495

49

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position, are as follows:

(In millions of Won)	December 31, 2010			December 31, 2009		January 1, 2009
	Carrying amounts		Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	38,132	38,132	104,389	104,389	126,529	126,529
Financial assets at fair value through profit or loss		8,927	8,927	9,227	9,227	—	—
Interest rate swaps		—	—	63	63	—	—
Cross currency swap		—	—	—	—	39,649	39,649
Other forward exchange contracts		9,254	9,254	2,674	2,674	24,574	24,574

	(Won)	56,313	56,313	116,353	116,353	190,752	190,752

Assets carried at amortized cost
Cash and cash equivalents	(Won)	889,784	889,784	704,324	704,324	1,207,786	1,207,786
Trade accounts and notes receivable		3,883,433	3,883,433	3,252,945	3,252,945	2,296,646	2,296,646
Other accounts receivable		301,543	301,543	128,983	128,983	132,787	132,787
Deposits in banks		1,503,000	1,503,000	2,500,000	2,500,000	2,055,000	2,055,000
Deposits		42,522	42,522	14,803	14,803	14,141	14,141
Others		13	13	13	13	12,770	12,770

	(Won)	6,620,295	6,620,295	6,601,068	6,601,068	5,719,130	5,719,130

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	84,338	84,338	699,861	699,861	637,040	637,040
Interest rate swaps		—	—	3,761	3,761	8,017	8,017
Cross currency swap		—	—	—	—	6,576	6,576
Other forward exchange contracts		956	956	—	—	4,051	4,051

	(Won)	85,294	85,294	703,622	703,622	655,684	655,684

Liabilities carried at amortized cost
Secured bank loans	(Won)	56,945	56,945	—	—	—	—
Unsecured bank loans		2,406,046	2,405,690	2,008,716	2,011,540	1,660,825	1,660,808
Unsecured bond issues		1,828,494	1,859,102	1,087,724	1,101,201	1,446,174	1,407,646
Trade accounts and notes payable		2,986,383	2,986,383	2,014,909	2,014,909	951,975	951,975
Other accounts payable		2,373,083	2,373,083	1,392,811	1,392,811	2,205,092	2,205,092

	(Won)	9,650,951	9,681,203	6,504,161	6,520,461	6,264,066	6,225,521

The basis for determining fair values is disclosed in note 4.

50

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Derivatives	3.31%	3.78%	5.59%
Debentures, loans and borrowings	3.58%	3.75%	6.33%

(iii) Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:  —

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of Won)	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	12,047	—	26,085	38,132
Financial assets at fair value through profit or loss		8,927	—	—	8,927
Derivative financial assets		—	9,254	—	9,254

	(Won)	20,974	9,254	26,085	56,313

Derivative financial liabilities		—	(956)	—	(956)
Financial liabilities at fair value through profit or loss		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

(In millions of Won)	Level 1		Level 2	Level 3	Total
December 31, 2009
Available-for-sale financial assets	(Won)	12,995	—	91,394	104,389
Financial assets at fair value through profit or loss		—	—	9,227	9,227
Derivative financial assets		—	2,737	—	2,737

	(Won)	12,995	2,737	100,621	116,353

Derivative financial liabilities	(Won)	—	(3,761)	—	(3,761)
Financial liabilities at fair value through profit or loss		(699,861)	—	—	(699,861)

	(Won)	(699,861)	(3,761)	—	(703,622)

51

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(In millions of Won)
	Level 1		Level 2	Level 3	Total
January 1, 2009
Available-for-sale financial assets	(Won)	74	—	126,455	126,529
Derivative financial assets		—	64,223	—	64,223

	(Won)	74	64,223	126,455	190,752

Derivative financial liabilities	(Won)	—	(18,644)	—	(18,644)
Financial liabilities at fair value through profit or loss		(637,040)	—	—	(637,040)

	(Won)	(637,040)	(18,644)	—	(655,684)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the invested companies and by discounting estimated cash flows from stock using yield rate that reflects invested companies’ credit risks. Since the financial assets at fair value through profit or loss of Level 3 became tradable in an active market this year, the level of the financial asset has changed from level 3 to level 1 in 2010.

Changes in Level 3 instruments for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)				Net realized/unrealized gains included in
	January 1, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other level	December 31, 2010
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		9,227	—	(300)	—	(8,927)	—

(In millions of Won)				Net realized/unrealized gains included in
	January 1, 2009		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other level	December 31, 2009
December 31, 2010
Available-for-sale financial assets	(Won)	126,455	—	(6,658)	(28,403)	—	91,394
Financial assets at fair value through profit or loss		—	7,628	1,599	—	—	9,227

52

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current
Short-term borrowings	(Won)	1,092,579	736,518	601,068
Current portion of long-term debt		812,577	405,376	498,652
Current portion of convertible bonds		—	699,861	—
Derivatives not used for hedging		956	3,761	16,048

	(Won)	1,906,112	1,845,516	1,115,768

Non-current
Won denominated borrowings	(Won)	19,143	339,922	25,881
Foreign currency denominated borrowings		738,692	916,566	993,425
Bonds		1,628,494	698,059	987,973
Convertible bonds		84,338	—	637,040
Derivatives not used for hedging		—	—	2,596

	(Won)	2,470,667	1,954,547	2,646,915

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of Won, USD and JPY)
Lender	Annual interest rate as of December 31, 2010 (*1)	December 31, 2010		December 31, 2009	January 1, 2009
Korea Development Bank and others(*2)	LIBOR+0.75%	(Won)	12,139	229,787	601,068
Shinhan Bank and others	3ML+1.6%		97,796	189,423	—
	6ML+0.65~0.9%		545,419	220,140	—
Bank of Tokyo-Mitsubishi	3ML+1.0%		69,854	63,141	—
UFJ	6ML+1.2%		69,854	—	—
Mizuho Bank	3ML+1.1%		55,574
Bank of China	6ML+0.65%		41,943
Korea Exchange Bank and others	6ML+1.18%		—	34,027	—
Woori Bank	5.13%		200,000		—

Foreign currency equivalent			—	USD216	USD478
			JPY63,889	JPY38,383	—

		(Won)	1,092,579	736,518	601,068

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

53

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(*2)	The amount of current and outstanding trade accounts and notes receivable, arising from export sales to the Company’s subsidiaries, sold to financial institutions is JPY869 million ((Won)12,139 million) as of December 31, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the year ended December 31, 2010, the Company recognized (Won)603 million as interest expense in relation to the short- term borrowings resulting from the sale of accounts receivable from the subsidiaries.

(c)	Long-term debt at the reporting date is as follows:

(In millions of Won, USD and JPY)
Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009		January 1, 2009
Local currency loans
The Export-Import Bank of Korea	6.08%	(Won)	—		—		9,850
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		16,008		18,380		18,982
Korea Development Bank	KDBBIR+0.77%		—		7,500		37,500
	KDBBIR+3.29%		—		120,000		—
Woori Bank	5.43%		—		200,000		—
	3-year Korean Treasury Bond rate less 1.25%		4,048		3,914		—
	2.75%		2,883		—		—
Less current portion of long-term debt			(3,796)		(9,872)		(40,451)

		(Won)	19,143		339,922		25,881

Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69%	(Won)	51,251		58,380		62,875
	6ML+1.78%		56,945		—		—
Korea Development Bank	3ML+0.66~2.79%		271,212		163,465		176,050
Kookmin Bank and others	3ML+0.35~0.53%		455,560		467,040		503,000
	6ML+0.41%		227,780		233,520		251,500
Sumitomo Bank Ltd.	3ML+1.80%		284,725		—		—

Foreign currency equivalent		USD	1,085	USD	790	USD	790
		JPY	8,000		—		—

Less current portion of long-term debt			(608,781)		(5,839)		—

		(Won)	738,692		916,566		993,425

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

54

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(d)	Details of the Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of Won and USD)
	Maturity	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
Local currency debentures(*)
Publicly issued debentures	November 2012~ December 2015	4.77~ 5.89%	(Won)	1,100,000	890,000	850,000
Privately issued debentures	May 2011	5.30%		200,000	200,000	600,000
Less discount on debentures				(3,699)	(2,276)	(3,826)
Less current portion of debentures				(200,000)	(389,665)	(458,201)

			(Won)	1,096,301	698,059	987,973

Foreign currency debentures
Floating-rate bonds	August 2012~ April 2013	3ML+1.80 ~2.40%	(Won)	538,323	—	—

Foreign currency equivalent				USD350	—	—
				JPY10,000	—	—

Less discount on bonds				(6,130)	—	—

			(Won)	532,193	—	—

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	84,338	699,861	637,040

Foreign currency equivalent				USD74	USD599	USD507

Less current portion of convertible bonds				—	(699,861)	—

			(Won)	84,338	—	637,040

			(Won)	1,712,832	698,059	1,625,013

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new publicly and privately issued debentures amounting to (Won)600,000 million, JPY10,000 million and USD350 million for the year ended December 31, 2010.

55

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(e)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,075
Issued amount	USD550 million
Residual amount after put options exercised	USD66 million
Fair value as of December 31, 2010	USD74 million
Amount at maturity	USD77 million

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD 484 million were exercised and the Company repaid USD 531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Company measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

56

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	December 31, 2010		December 31, 2009	January 1, 2009
Convertible bonds (*)	(Won)	61,617,600,000	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,075	48,251	48,760
Common shares to be issued		1,281,697	10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million and USD550 million as of December 31, 2010 and 2009, respectively.

(f)	Aggregate maturities of the Company’s financial liabilities as of December 31, 2010 are as follows:

(In millions of Won)
Period	Local currency long-term debt		Foreign currency long term debt	Local currency debentures	Foreign currency debentures	Total

Within 1 year	(Won)	3,796	608,781	200,000	—	812,577
1~5 year		15,945	738,692	1,628,494	84,338	2,467,469
Thereafter		3,198	—	—	—	3,198

	(Won)	22,939	1,347,473	1,828,494	84,338	3,283,244

57

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)
	2010		2009
Changes in inventories	(Won)	(473,660)	(404,802)
Purchase of raw material and merchandise		14,442,623	12,981,996
Depreciation and amortization		2,649,041	2,628,810
Labor cost		1,663,024	1,234,669
Supplies and others		997,753	740,821
Outsourcing fee		2,837,211	786,702
Shipping costs		223,945	237,877
Utility expense		436,085	340,799
Fees and commissions		286,532	261,123
A/S expenses		184,908	115,619
Others		664,550	410,882

	(Won)	23,912,012	19,334,496

Total expenses, except exchange differences, consist of cost of sales, selling, administrative, research and development expenses and others).

For the year ended December 31, 2010, other income and other expenses contained exchange differences amounting to (Won)929,703 million and (Won)1,035,080 million, respectively (year ended December 31, 2009: (Won)1,173,439 million and (Won)994,683 million, respectively).

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Salaries	(Won)	132,562	101,838
Expenses related to defined benefit plan		13,628	8,191
Other employee benefit		29,560	21,711
Shipping costs		145,069	168,577
Fees and commissions		46,504	42,686
Depreciation		129,586	35,014
Taxes and dues		2,086	2,156
Advertising		87,868	59,485
Sales promotion		6,968	7,728
A/S expenses		171,638	122,845
Others		154,070	103,004

	(Won)	919,539	673,235

58

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits

The Company maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Present value of partially funded defined benefit obligations	(Won)	360,231	260,029	206,611
Fair value of plan assets		(281,825)	(175,869)	(131,301)

	(Won)	78,406	84,160	75,310

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Opening defined benefit obligations	(Won)	260,029	206,611
Current service cost		87,757	63,130
Interest cost		14,711	14,731
Actuarial losses on plan liabilities (before tax)		(2,983)	20,386
Benefit payment		(13,866)	(46,472)
Transfers from related parties		1,805	1,643
Past service cost(*)		12,778	—

Closing defined benefit obligations	(Won)	360,231	260,029

(*)	The Company adopted a defined benefit plan at date of January 2, 2010 and recognized all past service immediately.

Defined benefit obligations are discounted using the rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Opening fair value of plan assets	(Won)	175,869	131,301
Expected return on plan assets		12,946	4,911
Actuarial gains on plan assets (before tax)		1,497	1,495
Contributions by employer directly to plan assets		100,000	63,000
Contributions directly from employer cash flow		5,379	21,634
Benefit payment		(13,866)	(46,472)

Closing fair value of scheme assets	(Won)	281,825	175,869

59

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Deposits with financial institution	(Won)	281,825	175,869	131,301

(e)	Expenses recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	2010		2009
Current service cost	(Won)	87,757	63,130
Interest cost		14,711	14,731
Expected return on plan assets		(12,946)	(4,911)
Past service cost		12,778	—

	(Won)	102,300	72,950

The expense is recognized in the following line items in the statement of comprehensive income.

(In millions of Won)	2010		2009
Cost of sales	(Won)	81,225	60,202
Selling expenses		6,097	3,707
Administrative expenses		7,531	4,484
Research and development expenses		7,447	4,557

	(Won)	102,300	72,950

(f)	Cumulative amount of actuarial gain and loss recognized in other comprehensive income is as follows:

(In millions of Won)	2010		2009
Cumulative amount at January 1.	(Won)	(14,406)	—
Recognized during the period		3,166	(14,406)

Cumulative amount at December 31	(Won)	(11,240)	(14,406)

The defined benefit obligations are initially recognized at January 1, 2009 by actuarial calculation on the first time adoption of K-IFRS.

(e)	Principal actuarial assumptions for the reporting period (expressed as weighted averages) are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Expected rate of salary increase	5.6%	7.0%	7.0%
Discount rate for defined benefit obligations	5.5%	5.9%	7.1%
Expected long-term rate of return on assets	4.4%	6.7%	3.7%

60

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2010	December 31, 2009	January 1, 2009
The twenties	Males	0.02%	0.07%	0.07%
	Females	0.01%	0.04%	0.04%
The thirties	Males	0.02%	0.08%	0.08%
	Females	0.01%	0.04%	0.04%
The forties	Males	0.04%	0.16%	0.16%
	Females	0.02%	0.07%	0.07%
The fifties	Males	0.09%	0.44%	0.44%
	Females	0.05%	0.16%	0.16%

The overall expected long-term rate of return on assets is 4.4 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

18.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current liabilities
Advances received	(Won)	57,498	27,830	10,669
Withholdings		17,284	16,820	15,486
Share-based payment liabilities		473	315	114

	(Won)	75,255	44,965	26,269

Non-current liabilities
Long-term other accounts payable	(Won)	314,290	466,273	462,816
Long-term accrued expenses		16,031	7,615	—

	(Won)	330,321	473,888	462,816

61

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,425 million ((Won)1,622,933 million) in connection with its export sales transactions. As of December 31, 2010, accounts and notes receivable amounting to JPY869 million ((Won)12,139 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)683,340 million). The Company joined this program in April 2007. For the year ended December 31, 2010, no accounts and notes receivable were sold under this program.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could negotiate its accounts receivables with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. Since August 2010, the Company has entered into an accounts receivable selling program of up to USD100 million ((Won)113,890 million) with Citibank, N.A. As of December 31, 2010, no accounts and notes receivable are current and outstanding in connection with the accounts and notes receivable sold by the Company. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2010, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)125,279 million), USD20 million ((Won)22,778 million) with China Construction Bank, USD210 million ((Won)239,169 million) with Shinhan Bank, JPY14,154 million ((Won)197,743million) with Woori Bank, USD80 million ((Won)91,112 million) with Bank of China, USD104 million ((Won)118,446 million) with Hana Bank, respectively, and JPY11,598 million ((Won)162,027 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company receives a payment guarantee amounting to USD8.5 million ((Won)9,681 million) from Royal Bank of Scotland in connection with value added tax payments in Poland. As of December 31, 2010, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR48 million ((Won)73,351 million) term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN250 million ((Won)95,443 million) by Nordea Bank and others for the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to Nordea Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and other subsidiaries’ term loan credit facilities with an aggregate amount of USD17 million ((Won)19,361 million) for principals and related interests.

License agreements

As of December 31, 2010, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

62

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments, Continued

Long-term supply agreement

In January 2009, April and December 2010, the Company entered into long-term supply agreements with Apple, Inc. to supply LCD panels for five years, respectively. In connection with the agreements, the Company received a long-term advance of USD830 million ((Won)945,287 million) from Apple, Inc., in aggregate which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD200 million ((Won)227,780 million) from Industrial Bank of Korea relating to a long-term advances received from Apple, Inc.

Pledged Assets

The Company pledged a part of its OLED machinery to the Export-Import Bank of Korea regarding the loan of credit up to USD50 million((Won)56,945 million).

20.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Company in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Company for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Company had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Company, and on April 30, 2010, the Court further found that the Company’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Company filed a motion for reconsideration as to the court’s findings on the AU Optronics Corp.’s patents and the Company’s patents respectively. However, a final judgment has not yet been rendered. Once all findings by the Court have been issued, the Company will review all available options including appeal. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Company is unable to predict the ultimate outcome of this case.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. On December 8, 2010, the European Commission issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In January 2011, a hearing was held regarding the Canadian direct and indirect purchasers’ motion for class certification. The court has not yet ruled on the motion.

Additionally, separate claims were filed by AT&T Corp., Motorola, Inc., Best Buy Co., Inc. and their respective related entities, all of which have been transferred to the MDL Proceedings. In addition, several state governments including the state of New York filed claims against the Company and other LCD panel manufacturing companies.

In February 2007, regarding the anti-competitive practices in LCD panel pricing, the Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Company, alleging that the Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934. In May 2010, the Company reached an agreement in principle with the class plaintiffs to settle the action, and a fairness hearing will be held on March 17, 2011 regarding the settlement.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies, Continued

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Company. Some of the information usually required by IAS 1037 Provision, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2010 to December 31, 2010.

(b)	Reserves

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

22.	Retained Earnings

(a) Retained earnings at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Legal reserve	(Won)	122,703	104,812	86,921
Other reserve		68,251	68,251	68,251
Defined benefit plan actuarial loss		(11,240)	(14,406)	—
Retained earnings		6,658, 564	5,852,715	4,960,700

	(Won)	6,838,278	6,011,372	5,115,872

(b) For the years ended December 31, 2010 and 2009, details of the Company’s appropriations of retained earnings are as follows:

(Date of appropriations: March 11, 2011 for the year ended December 31, 2010)

(In millions of Won)
	2010		2009
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	5,655,916	4,763,901
Net income		1,002,648	1,088,814

		6,658,564	5,852,715

Appropriation of retained earnings (*1)
Legal reserve		17,891	17,891
Cash dividend (*2)		178,908	178,908

	(Won)	196,799	196,799

Unappropriated retained earnings carried forward to the following year	(Won)	6,461,765	5,655,916

(*1)	For the years ended December 31, 2010 and 2009, the dates of appropriation are March 11, 2011 and March 12, 2010, respectively.
(*2)	The Company paid dividends of (Won)178,908 million ((Won)500 per share) in 2010 and the dividends of (Won) 178,908 million is determined by the board of directors in 2011 but have not been paid yet. There are no income tax consequences.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

23.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Short-term benefits	(Won)	2,183	1,943
Expenses related to defined benefit plan		360	272
Other long-term benefits		606	501

	(Won)	3,149	2,716

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	Sales and others			Purchases and others
	2010		2009	2010	2009
Subsidiaries	(Won)	21,025,952	17,521,399	3,237,224	790,839
Joint ventures		1,163,265	839,290	27,605	3,279
Associates		7	16	1,550,269	1,142,932
LG Electronics		1,113,747	768,829	553,493	230,238
Other related parties		174,521	479,652	304,492	765,449

	(Won)	23,477,492	19,609,186	5,673,083	2,932,737

Account balances with related parties at the reporting date are as follows:

(In millions of Won)
	Trade accounts and notes receivable and others				Trade accounts and notes payable and others
	December 31, 2010		December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Subsidiaries	(Won)	3,609,801	2,713,663	1,257,958	405,814	108,156	279,572
Joint ventures		145,093	109,572	9,943	478,009	297,717	—
Associates		—	3	1	243,357	164,268	58,222
LG Electronics		111,408	101,543	115,235	138,479	51,738	82,249
Other related parties		—	76,305	46,345	1,847	102,093	94,386

	(Won)	3,866,302	3,001,086	1,429,482	1,267,506	723,972	514,429

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

24.	Revenue

Details of revenue for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Sales of goods	(Won)	24,981,705	20,097,318
Royalty		22,552	22,024

	(Won)	25,004,257	20,119,342

25.	Other Income and Other Expenses

(a) Details of other income for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Rental income	(Won)	3,338	4,116
Foreign currency gain		929,703	1,173,439
Gain on disposal of property, plant and equipment		2,289	2,497
Gain on disposal of intangible assets		—	9
Reversal of allowance for doubtful accounts for other receivables		9	260
Others		31,890	6,379

	(Won)	967,229	1,186,700

(b) Details of other expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Other bad debt expenses	(Won)	13	32
Foreign currency loss		1,035,080	994,683
Loss on disposal of property, plant and equipment		211	133
Anti-trust related expenses and others		309,975	299,304

	(Won)	1,345,279	1,294,152

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Salaries and wages	(Won)	1,364,658	1,014,797
Other employee benefits		218,825	148,618
Contributions to National Pension plan		40,553	31,308
Expenses related to defined benefit plan		102,300	72,950
Cash-settled share-based payment		157	201

	(Won)	1,726,493	1,267,874

27.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangement as of December 31, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

27.	Share-based Payment, Continued.

(b) The changes in the number of SARs outstanding for the years ended December 31, 2010 and 2009 are as follows:

(Number of shares)
	2010	2009
Balance at beginning of year	110,000	110,000
Forfeited or cancelled	—	—
Outstanding at end of year	110,000	110,000
Exercisable at end of year	110,000	110,000

(c)	In connection with the Company’s first adoption of K-IFRS, the Company accounted for SARs at its fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2010	December 31, 2009	January 1, 2009
Risk free rate (*1)	2.89%	3.48%	3.26%
Expected term (*2)	1.0 year	1.1 year	1.3 year
Expected volatility	35.20%	55.57%	53.20%
Expected dividends (*3)	0%	0%	0%
Fair value per share	(Won)4,296	(Won)2,865	(Won)1,039
Total carrying amount of liabilities (*4)	(Won)472,527,182	(Won)315,126,395	(Won)114,300,015

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2010, the remaining contractual life is 15 months and the expected term is determined as the average of remaining contractual life.
(*3)	The Company did not pay any dividends from 2000 to 2006 and, accordingly, expected dividend used is 0% despite recent dividend yields of 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009, respectively.
(*4)	As of December 31, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Company recognized stock compensation cost of (Won)157 million as administrative expenses for the year ended December 31, 2010.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

28.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Finance income
Interest income of financial assets measured at amortized cost	(Won)	89,864	118,907
Interest income of available-for-sale securities		1,074	3,285
Dividend income		78,191	28,561
Foreign currency gain		71,564	186,178
Gain on disposal of available-for-sale securities		1,562	—
Gain on valuation of financial assets at fair value through profit or loss		662	1,599

	(Won)	242,917	338,530

Finance costs
Interest expense of financial liabilities measured at amortized costs	(Won)	86,752	97,129
Foreign currency loss		106,073	102,641
Loss on sale of available-for-sale securities		—	5
Loss on sale of investments		—	335
Loss on redemption of debentures		4,138	173
Loss on valuation of financial assets at fair value through profit or loss		932	—
Loss on valuation of financial liabilities at fair value through profit or loss		2,419	108,363
Loss on derivatives		—	9,727
Loss on sale of trade accounts and notes receivable		358	182

	(Won)	200,672	318,555

(b)	Finance income and costs recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Loss on valuation of available-for-sale securities	(Won)	12,270	(27,012)
Gain on cash flow hedges		—	2,534
Tax effect		(2,699)	5,329

	(Won)	9,571	(19,149)

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense

(a) Details of Income tax benefit for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Current tax expense	(Won)	186,120	169,628
Deferred tax benefit		(136,763)	(267,899)

Income tax expense (benefit)	(Won)	49,357	(98,271)

(b)	Income tax recognized directly in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)
	2010
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,270	(2,699)	9,571
Defined benefit plan actuarial loss		4,480	(1,314)	3,166
Gain on valuation of cash flow hedges		—	—	—

	(Won)	16,750	4,013	12,737

(In millions of Won)
	2009
	Before tax		Tax (expense) benefit	Net of tax
Loss on valuation of available-for-sale securities	(Won)	(27,012)	5,943	(21,069)
Defined benefit plan actuarial loss		(18,891)	4,485	(14,406)
Gain on valuation of cash flow hedges		2,534	(614)	1,920

	(Won)	(43,369)	9,814	(33,555)

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense, Continued.

(c) Reconciliation of effective tax rate at the reporting date is as follows:

(In millions of Won)
	2010			2009
Profit for the period	(Won)		1,002,648		1,088,814
Income tax expense (benefit)			49,357		(98,271)

Profit excluding income tax			1,052,005		990,543

Income tax using the Company’s domestic tax rate		24.20%	254,559	24.20%	239,688
Non-deductible expenses		7.90%	83,126	2.47%	24,477
Tax credits		(27.18%)	(285,913)	(36.10%)	(357,575)
Change in tax rates		0.00%	—	(0.21%)	(2,104)
Others		(0.23%)	(2,415)	(0.28%)	(2,757)

Income tax benefit	(Won)		49,357		(98,271)

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2010, in relation to the temporary differences ((Won)211,423 million) on investments in subsidiaries since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, the Company did not recognize deferred tax liabilities relating to the temporary differences.

(b)	Unrecognized deferred tax assets

The Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)439,798 million, through events such as disposal of the related investments in foreseeable future, is remote.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of Won)	Assets				Liabilities			Total
	December, 31, 2010		December, 31, 2009	January, 1, 2010	December, 31, 2010	December, 31, 2009	January, 1, 2009	December, 31, 2010	December, 31, 2009	January, 1, 2009
Other accounts receivable, net	(Won)	—	—	—	(5,919)	(11,512)	(22,023)	(5,919)	(11,512)	(22,023)
Inventories, net		15,039	18,165	23,376	—	—	—	15,039	18,165	23,376
Available-for-sale financial assets		2,199	4,897	—	(6,982)	(4,488)	(1,046)	(4,784)	409	(1,046)
Defined benefit obligation		3,829	5,052	1,137	—	—	—	3,829	5,052	1,137
Derivative instruments		—	—	614	(2,008)	(647)	(17,170)	(2,008)	(647)	(16,556)
Accrued expense		78,396	56,758	—	—	—	—	78,396	56,758	—
Property, plant and equipment		40,685	54,690	42,152	—	—	—	40,685	54,690	42,152
Intangible assets		—	—	—	—	(19,470)	—	—	(19,470)	—
Provisions		17,962	16,806	14,666	—	—	—	17,962	16,806	14,666
Gain or loss on foreign currency translation, net		81,075	64,588	105,482	(61,031)	(57,174)	(33,541)	20,044	7,414	71,941
Debentures		5,049	45,874	27,409	—	—	—	5,049	45,874	27,409
Others		15,783	15,308	12,492	—	(6,446)	(6,446)	15,783	8,862	6,046
Tax credit carryforwards		795,247	664,172	421,758	—	—	—	795,247	664,172	421,758

Deferred income tax assets (liabilities)	(Won)	1,055,264	946,310	649,086	(75,941)	(99,737)	(80,226)	979,323	846,573	568,860

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is probable that all of the deferred tax assets at the reporting date will be realized. The amount of such deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	January 1, 2009		Profit or loss	Other compre- hensive income	December 31, 2009	Profit or loss	Other compre- hensive income	December 31, 2010
Other accounts receivable, net	(Won)	(22,023)	10,511	—	(11,512)	5,593	—	(5,919)
Inventories, net		23,376	(5,211)	—	18,165	(3,126)	—	15,039
Available-for-sale financial assets		(1,046)	(4,488)	5,943	409	(2,494)	(2,699)	(4,784)
Defined benefit obligation		1,137	(570)	4,485	5,052	91	(1,314)	3,829
Derivative instruments		(16,556)	16,523	(614)	(647)	(1,361)	—	(2,008)
Accrued expense		—	56,758	—	56,758	21,638	—	78,396
Property, plant and equipment		42,152	12,538	—	54,690	(14,005)	—	40,685
Intangible assets		—	(19,470)	—	(19,470)	19,470	—	—
Provisions		14,666	2,140	—	16,806	1,156	—	17,962
Gain or loss on foreign currency translation, net		71,941	(64,527)	—	7,414	12,630	—	20,044
Debentures		27,409	18,465	—	45,874	(40,825)	—	5,049
Others		6,046	2,816	—	8,862	6,921		15,783
Tax credit carry forwards		421,758	242,414	—	664,172	131,075	—	795,247

Deferred income tax Assets (liabilities)	(Won)	568,860	267,899	9,814	846,573	136,763	(4,013)	979,323

Statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31,
(In Won and No. of shares)	2010		2009
Profit for the period	(Won)	1,002,648,296,363	1,088,814,478,333
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	2,802	3,043

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31,
(In Won and No. of shares)	2010		2009
Profit for the period	(Won)	1,002,648,296,363	1,088,814,478,333
Interest on convertible bond, net of tax		(18,345,174,214)	47,618,111,426
Adjusted income		984,303,122,149	1,136,432,589,759
Weighted-average number of common shares outstanding and common equivalent shares(*1)		361,080,224	368,457,551

Diluted earnings per share(*2)	(Won)	2,726	3,043

(*1)	Weighted-average number of common shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

	For the year ended December 31,
	2010	2009
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	3,264,524	10,641,851

Weighted-average number of common shares (diluted) at December 31, 2010 and 2009	361,080,224	368,457,551

(*2)	For the years ended December 31, 2009, there is no dilution effect.

.

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings Per Share, Continued

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

(In No. of shares)
	2010		2009
	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113	10,641,851
Period	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010	January 1, 2009~ December 31, 2009
Weight	365 days /365 days	77 days /365 days	365 days /365 days
Weighted-average number of common shares to be issued	1,281,697	1,982,827	10,641,851

32.	Supplemental Cash Flow Information

Supplemental cash flows information for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)
	2010		2009
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	922,107	(618,961)

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LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

33.	Business Combination

The Company acquired LCD module business from LG Innotek Co., Ltd. (“LG Innotek”) in order to improve competitiveness of the LCD module business and the operational efficiency by simplified supply chain on May 1, 2010. Regarding the business acquisition, the Company acquired and assumed assets (other than land and buildings), liabilities, employment relationship and all of the rights and obligations related to LCD module business located in Gumi. In addition, LG Display Yantai Co., Ltd., the Company’s subsidiary in China, also acquired assets on LCD module and Cell business from LG Innotek Yantai Co., Ltd. which is an LG Innotek’s subsidiary in China. The Company and LG Display Yantai Co., Ltd. measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisitions was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won)
	Gumi
Consideration transferred	(Won)	72,472
Identifiable assets acquired and the liabilities assumed Inventories		18,110
Property, plant and equipment		3,226
Intangible assets(*1)		36,972
Long-term prepaid expenses		392
Accrued expenses		(821)

Identifiable net asset		57,879

Goodwill(*2)	(Won)	14,593

(*1)	Intangible assets in Gumi include customer relationships and technology acquired in the business combination.
(*2)	Goodwill amounting to (Won)14,593 million arose from the improvement in efficiency of LCD business, the synergy effect between the existing subsidiaries and benefits from assembled workforce. Reduction in the carrying amount of goodwill is not deductible in determining taxable profit.

Acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)381 million are expensed. The revenue and profit or loss from the assets acquired and liabilities assumed are not reported separately since the assets and liabilities of acquired business are combined with and not separable from the Group’s existing accounting. Therefore, the amount of profit or loss after the acquisition date in 2010 and the amount of profit or loss during 2010 from the acquired business were not disclosed as they are not estimated reliably.

The revenue and profit or loss of the Company for the current reporting period as though the acquisition date for the business combination that occurred during the year had been as of the beginning of the annual reporting period were not disclosed as they are not estimated reliably since the revenue and profit or loss from the LCD module business acquired in 2010 are not reported separately.

78

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS

As stated in note 2, the Company’s first financial statements are prepared in accordance with K-IFRS as the Company adopts K-IFRS in 2010.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended December 31, 2009 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2009, the transition date.

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Differences between accounting under K-IFRSs and under K-GAAP expected to have a material effect on the Company

Area	Previous K-GAAP	K-IFRS

Trade accounts and notes receivable	In accordance with K-GAAP Interpretation 52-14, trade accounts and notes receivable are derecognized when the right and obligation are transferred.	In accordance with K-IFRS 1039, the Company derecognizes a financial asset and evaluates the extent of the derecognition based on the risk, rewards and its continuing involvement of ownership.

Convertible bonds	In accordance with Statements of Korea Accounting Standards (“SKAS”) No. 9 the Company recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. The Company recognizes conversion right on debentures in equity and does not revaluate. In addition, foreign currency convertible bond is considered a non-monetary item.	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profit or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	In accordance with Statements of Korea Financial Accounting Standards (“SKFAS”) Article 27, The Company recognizes retirement and severance liability expected to be payable if all employees, who have been with the Company for more than one year, leaves at the end of the reporting period.	In accordance with K-IFRS 1019, the Company recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Company’s accounting policy, all actuarial gains or losses are recognized in equity.

79

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Share-based payment	In accordance with SKAS No. 22, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Company recognizes the changes in the intrinsic value as compensation expenses.	In accordance with K-IFRS 1102, the Company recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income.

In accordance with K-IFRS 1032, dividends are recognized when the rights to receive payment is established. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and therefore, the Company does not apply cash flow hedge accounting since a condition of the detailed criteria is not met.

Investments in associates and subsidiaries	In accordance with SKAS No. 15, investments in associates and subsidiaries are accounted for using the equity method of accounting when the Company has significant influence.	In accordance with K-IFRS 1101, the Company opted to recognize investments in associates and subsidiaries at acquisition cost.

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

80

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Deferred taxes	In accordance with SKAS No. 16, recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified as current or non-current based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	In accordance with K-IFRS 1012, deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Long-term payables	In accordance with SKFAS Article 66, long-term payables of LGDUS are discounted using the Company’s weighted average borrowing rate.	In accordance with K-IFRS 1039, long-term payables of LGDUS are discounted using risk free rate.

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

81

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

(b)	Summary of the effects of the adoption of K-IFRSs on the Company’s financial position and the results of its operation

(i)	The effects of the adoption of K-IFRSs on the Company’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(In millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	16,501,987	7,225,965	9,276,022

Adjustment for:
Trade accounts and note payable(*1)		601,068	601,068	—
Convertible bonds (*2)		—	134,568	(134,568)
Employee benefits (*3)		—	5,170	(5,170)
Share-based payments (*4)		—	114	(114)
Long-term payables (*5)		—	56,661	(56,661)
Change in capital adjustment arising from equity method investments(*6)		46,513	—	46,513
Deferred tax asset (*7)		31,825	—	31,825

Total adjustment		679,406	797,581	(118,175)

K-IFRS	(Won)	17,181,393	8,023,546	9,157,847

(*1)	Adjustment on trade accounts and notes receivable which do not qualify for derecognition of financial assets
(*2)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

82

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

(ii)	The effects of the adoption of K-IFRSs on the Company’s financial position as of December 31, 2009 are as follows:

(In millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	18,885,163	8,759,879	10,125,284

Adjustment for:
Trade accounts and note payable(*1)		229,787	229,787	—
Convertible bonds (*2)		—	170,316	(170,316)
Employee benefits (*3)		—	25,322	(25,322)
Share-based payments (*4)		—	315	(315)
Long-term payables (*5)		—	60,116	(60,116)
Equity-method investments (*6)		18,004	(23,066)	41,070
Capitalized borrowing costs (*7)		(1,666)	—	(1,666)
Development cost (*8)		80,454	—	80,454
Change in capital adjustment arising from equity method investments (*9)		39,453	—	39,453
Deferred tax asset (*10)		5,672	—	5,672

Total adjustment		371,704	462,790	(91,086)

K-IFRS	(Won)	19,256,867	9,222,669	10,034,198

(*1)	Adjustment on trade accounts and notes receivable which do not qualify for derecognition of financial assets
(*2)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under I K-IFRS
(*7)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*8)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*9)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*10)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

83

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

(iii)	The effects of the adoption of K-IFRSs on the Company’s result of operations for the year ended December 31, 2009 are as follows:

(In millions of Won)
	Net income		Total comprehensive income
K-GAAP	(Won)	1,067,947	1,028,883

Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		(3,455)	(3,455)
Financial asset at fair value through profit and loss (*7)		1,598	—
Equity method investments (*8)		8,263	40,357
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Change in capital adjustment arising from equity method investments (*11)		—	(7,060)
Deferred tax asset (*12)		(32,083)	(26,153)

Total adjustment		20,867	26,376

K-IFRS	(Won)	1,088,814	1,055,259

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*8)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under K-IFRS
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 30, 2011	By:	/s/ Anthony Moon
(Signature)
	Name:	Anthony Moon
	Title:	Vice President/IR Department

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